Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    Form S-1
                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

                         ------------------------------


                        AMERICAN NATIONAL CAN GROUP, INC.

             (Exact name of Registrant as specified in its charter)
           Delaware                         3411                 36-4287015
(State or Other Jurisdiction of     (Primary Industrial       (I.R.S. Employer
Incorporation or Organization)  Classification Code Number)  Identification No.)

                               Alan H. Schumacher
                        American National Can Group, Inc.
                            8770 W. Bryn Mawr Avenue
                             Chicago, Illinois 60631
                            Telephone (773) 399-3000
   (Address and telephone number of Registrant's principal executive offices)


                                   Copies to:
    Robert C. Treuhold, Esq.                        John D. Brinitzer, Esq.
       Shearman & Sterling                    Cleary, Gottlieb, Steen & Hamilton
 114, avenue des Champs-Elysees                        One Liberty Plaza
       75008 Paris, France                         New York, New York 10006


                         ------------------------------

        Approximate date of commencement of proposed sale to the public:
         As soon as practicable on or after the effective date of this
                            Registration Statement.

                         ------------------------------


         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. |_|
         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| ___
         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| _____
         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. |_| _____
         If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|
                         ------------------------------

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================
                                                        Proposed maximum    Proposed maximum
       Title of Each Class           Amount to be        offering price         aggregate            Amount of
 of Securities to be Registered      registered(1)        per security      offering price(2)    registration fee
-------------------------------------------------------------------------------------------------------------------
  Common stock, nominal value                              $                  $100,000,000          $27,800
         $0.01 per share
===================================================================================================================

(1)  Includes (i) shares of common stock to cover the Underwriters' over-allotment option and (ii) shares of common stock which are to be offered outside the United States but that may be resold from time to time in the United States during the distribution. The shares of common stock registered hereby are not being registered for the purpose of sales outside of the United States.
(2)  Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the
     Securities Act.

                         ------------------------------

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THEM IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                    SUBJECT TO COMPLETION, DATED     , 1999

                                     Shares

                                     [logo]

                        AMERICAN NATIONAL CAN GROUP, INC.


                                  Common Stock

                         ------------------------------


         This is our initial public offering. The shares of our common stock are being sold by Pechiney, a French corporation. We will not receive any of the proceeds from the sale of our shares of common stock by Pechiney.

         The underwriters have an option to purchase      additional shares from
Pechiney to cover over-allotments of shares.

         Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $ and $ per share. We will make an application to list our common stock on the New York Stock Exchange under the symbol "CAN."

         INVESTING IN THESE SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.



                                              Underwriting
                             Price to         Discounts and        Proceeds to
                              Public           Commissions          Pechiney
                          ---------------- --------------------- ---------------
Per Share...............        $                   $                     $
Total...................        $                   $                     $


         Delivery of the shares of common stock will be made on or about     ,
    .

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                           Credit Suisse First Boston



                   The date of this prospectus is     ,     .

                                TABLE OF CONTENTS


                                                                            Page

Prospectus Summary.............................................................1
Risk Factors...................................................................6
Forward-looking Statements....................................................13
Reorganization of ANC.........................................................14
Relationship with Pechiney....................................................20
Use of Proceeds...............................................................21
Dividend Policy...............................................................22
Capitalization................................................................22
Selected Combined Financial Information.......................................23
Unaudited Pro Forma Financial Combined Information............................25
Management's Discussion and Analysis of Financial Condition and
     Results of Operations....................................................29
Overview of the Global Beverage Can Industry..................................43
Business of ANC...............................................................49
Management and Certain Security Holders.......................................61
Description of Capital Stock..................................................75
Shares Eligible for Future Sale...............................................77
Certain United States Tax Consequences to Non-U.S. Holders of
     Common Stock............................................................ 79
Underwriting................................................................. 82
Notice to Canadian Residents..................................................84
Additional Information........................................................85
Legal Matters.................................................................85
Experts.......................................................................85
Index to Combined Financial Statements.......................................F-1

                             ----------------------

         We have compiled the market share, market size and competitive ranking data in this prospectus using statistics and other information from several third-party sources. The main third-party sources of information are independent research organizations, including the Can Manufacturers' Institute (known as the "CMI") and Beverage Can Manufacturers Europe (known as "BCME"), as well as private consulting firms. We have also used our estimates of our market share relative to other beverage can companies in light of our experience. While we believe this information is reliable, we can provide no assurance as to its accuracy. With respect to third-party information, although we have obtained such information from sources we believe are reliable, we have not independently verified it and can provide no assurance as to its accuracy.

         Various amounts and percentages used in this prospectus have been rounded and, accordingly, they may not total.

         In this prospectus, "ANC," "we," "us" and "our" each describe Pechiney's beverage cans activities for all periods prior to , 1999, and also describe American National Can Group, Inc. and its consolidated subsidiaries after that date. "The Company" describes American National Can Group, Inc., alone without its subsidiaries. "Pechiney" means Pechiney, a French corporation (societe anonyme), and its consolidated subsidiaries. "Pechiney Plastics" means Pechiney Plastic Packaging, Inc., a Delaware company. "Tons" describes metric tons consisting of 1,000 kilograms (or approximately 2,200 lbs.). Coca-Cola and Pepsi-Cola are trade-marks of The Coca-Cola Company and PepsiCo, Inc., respectively. These companies are not affiliated with ANC.

                             ----------------------

         You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                      Dealer Prospectus Deliver Obligation

         Until           (25 days after the commencement of the offering), all
dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

         The following is a summary of this prospectus. Please do not rely on any part of this summary without referring to the more detailed information contained in the other sections of this prospectus.


                                   Our Company

         We believe we are the second largest producer of two-piece beverage cans and ends in the world, based on 1998 net sales. In 1998, we sold 39 billion cans worldwide. We are the second largest beverage can manufacturer in the United States, with a market share of approximately 25%. In Europe, we are the largest beverage can manufacturer, with approximately 31% of the market.

         We have long-term customer relationships with global beverage producers. The Coca-Cola Company and its affiliated bottlers make up 51% of our global sales. We also enjoy strong relationships with major brewers in many of the markets in which we supply cans. With 22 plants in the United States, 13 plants in Europe, and operations in Mexico, Brazil, China, Japan and South Korea, we are well-balanced to supply our geographically diverse customers' requirements.

         We have an extensive presence in the beverage can markets in the Americas and Europe, which accounted for 63% and 36% of our 1998 net sales, respectively. In the Americas, our activities are carried out principally through American National Can Company in the United States and a wholly owned subsidiary in Brazil. We have also formed joint ventures with Coors Brewing Company in the United States and with Mexico's largest glass container manufacturer, Vitro S.A. In Europe, our activities are carried out through wholly owned subsidiaries and a majority owned subsidiary in Turkey. We also have a majority owned subsidiary in China and equity participations in Japan and South Korea.

         We are focused on reducing our cost base. We have undertaken three specific cost reduction programs in the past five years. The goal of our first program, called "Project Challenge," was to reduce costs by 20% (excluding metal costs) before the end of 1999, a goal which we achieved by the end of 1998. In 1998, we introduced "Next Level," a continuous improvement process that seeks to increase productivity and reduce costs while limiting additional capital expenditures. This ongoing program already has produced concrete results in the United States, including a 4% improvement in the number of cans produced per man-hour over 1997. Our third improvement program, "ANC Production System," implements the principles of "Lean Manufacturing" through a comprehensive overhaul of our production processes.

                            The Beverage Can Industry

         In 1998, worldwide industry shipments of two-piece beverage cans exceeded 200 billion cans. North America was the single largest market with approximately 114 billion cans shipped in 1998, including nearly 103 billion in the United States alone, followed by Europe with approximately 33 billion cans. In 1998, the U.S. and European markets, with a population base of around 600 million people, consumed approximately 135 billion two-piece beverage cans, equivalent to about 225 cans per person. Compared to the United States and Europe, per capita consumption of beverage cans remains low in emerging countries. Outside the United States and Europe per capita consumption is only about 15 cans per person.

         Soft drink cans and beer cans comprise substantially all of the global beverage can markets. In 1998, soft drink cans represented approximately 68% and beer cans 32% of the total beverage can market in the United States. In Europe, the proportions were approximately 57% and 43%, respectively. Throughout the world, the beverage can competes with bottles made from glass or plastic.

         The global beverage can industry is characterized by a number of factors, which we believe generally favor the beverage can:

o Per capita consumption of carbonated soft drinks increased steadily each year in the United States and Europe between 1990 and 1998.

o We anticipate that the market for carbonated soft drinks in Europe and the emerging markets of Asia and Latin America, where consumption lags significantly behind the United States, will grow substantially in the long-term.

o We believe greater concentration among bottlers in the industry, particularly in the carbonated soft drink markets, will provide the beverage can with continued opportunities for growth.

o The can is firmly established in mass retail distribution channels in the United States.

o We believe the beer markets in the United States and Europe show favorable trends despite recent gradual decreases in consumption.

o Although the can has lost market share at the expense of the plastic bottle in the carbonated soft drink markets in the United States and Europe, it has continued to grow steadily in terms of units. In the beer market, the can has declined relative to glass in the United States but has grown in Europe.

o The can has several advantages over plastic and glass bottles that we believe will continue to make it an attractive and competitive package in both the carbonated soft drink and beer markets.

                                  Our Strategy

         Our strategy aims to create shareholder value through superior profitability and cash generation. To achieve this goal, we have developed the following key initiatives:

o We intend to capitalize on favorable conditions in the developed beverage can markets of the United States and Europe, which represent a strong volume base and steady growth for the beverage can.

o We will pursue profitable growth opportunities in Europe and emerging markets, where per capita beverage consumption and beverage can penetration are substantially lower than in the United States.

o We intend to provide superior customer service and satisfaction, and have forged successful long-term relationships with several global beverage can customers.

o        We continuously strive to improve productivity and reduce costs.

o We intend to attract and develop the best human capital, and are strengthening our human resources through new leadership and performance management.

                        Our Formation as a Public Company

         We have been making cans for over 100 years. We have been owned by Pechiney, a global leader in the production of primary aluminum and industrial aluminum products, since 1988. Pechiney is selling a majority ownership stake in us through this offering. In connection with this offering, we, together with Pechiney, took a number of actions to separate us from Pechiney. Specifically, we now conduct all of Pechiney's former global beverage can operations and we have transferred to Pechiney our prior non-beverage can activities.

         Our principal executive offices are located at 8770 W. Bryn Mawr Avenue, Chicago, Illinois 60631 and our telephone number is (773) 399-3000.

                            SUMMARY OF THIS OFFERING


Shares offered ............. Pechiney is offering a total of       shares.


Additional shares........... Pechiney, the selling stockholder, has granted the
                             underwriters an option to purchase       additional
                             shares. The underwriters have 30 days from the date of the final prospectus to exercise this option. They may only use these additional shares to cover sales of shares that they have over-allotted.


Price to public............. The initial public offering price of the shares is
                             expected to be between $      and $      per share.


Selling stockholder......... Prior to this offering, Pechiney owned 100% of our shares. After this offering, we expect that
                             Pechiney will retain      % of our shares. If the
                             underwriters exercise their over-allotment option
                             in full, Pechiney will retain      % of our shares.


Dividends................... We intend to declare and pay quarterly cash dividends consistent with the policies of comparable packaging companies, depending on our financial results and prospects. We expect the first dividend to be payable with respect to the quarter of 1999. With respect to dividend
                             payments, please consider the information under "Risk Factors--We may not be able to pay dividends."


Voting rights............... Each share permits the holder to cast one vote on all matters brought before stockholders. For further details, see "Description of Capital Stock."


Listing of the shares....... There is currently no public market for our shares.
                             We intend to apply to list our shares on the New York Stock Exchange under the symbol "CAN."


Use of proceeds............. The net proceeds from the sale of our shares will be paid to Pechiney. We will not receive any proceeds from this offering.


Risk factors................ Please consider carefully the risks and uncertainties described in the "Risk Factors" section of this prospectus before contemplating an investment in our shares.

                 SUMMARY SELECTED COMBINED FINANCIAL INFORMATION

         The following table presents summary financial data for ANC. You should also refer to the more complete information contained in our combined financial statements and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus.

         The yearly information for 1996 through 1998 and the year-end information for 1997 and 1998 has been derived from our Combined Financial Statements, which consist of our combined statements of income, cash flows and changes in owner's equity for the years ended December 31, 1996, 1997 and 1998, and our combined balance sheets as of December 31, 1997 and 1998, together with the attached notes. They have been prepared in accordance with accounting principles generally accepted in the United States, which we refer to as "U.S. GAAP," and have been audited by PricewaterhouseCoopers LLP. In this prospectus, we refer to these audited financial statements as our "Combined Financial Statements." They show the financial condition, results of operations and cash flows of Pechiney's packaging group (from which ANC was created). The Combined Financial Statements show our beverage can operations as continuing operations. The plastics and other activities retained by Pechiney as part of the reorganization are treated as discontinued operations in our Combined Financial Statements. As such, they have been aggregated and presented as separate line items, as discussed under "Reorganization of ANC--Accounting Treatment" in this prospectus. The information presented below relates only to our continuing operations. The yearly and year-end information for 1994 and 1995 and the year-end information for 1996 has been derived from unaudited combined financial statements relating to Pechiney's packaging group.

         The pro forma financial information presented below, which is unaudited, reflects certain adjustments based on assumptions that are intended to show the effect of the reorganization of Pechiney's beverage cans operating group which resulted in our formation. For an explanation of the pro forma financial information, please see the section entitled "Unaudited Pro Forma Combined Financial Information" in this prospectus.


                                                                                                                     Pro Forma
                                                               Combined Financial Information                 Financial Information
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Year Ended and as of
                                                              Year Ended and as of December 31,                   December 31,
                                              --------------------------------------------------------------- ---------------------
                                                1994(1)      1995(1)       1996         1997         1998            1998(1)
                                              -----------  -----------  -----------  -----------  ----------- ---------------------
                                                                             ($ in millions)
Combined Statement of Income Data:
Net sales...................................     $2,446       $2,677       $2,520        $2,465        $2,459          $2,459
Cost of goods sold (excluding depreciation).      2,164        2,281        2,190         2,069         1,985           1,985
Selling, general and administrative expense.        140          123          136           134           138             138
Research and development expense............         25           24           22            20            15              15
Depreciation and amortization...............         68           73           74            78            82              82
Goodwill amortization (2)...................        292           41           41            41            40              40
Restructuring charge (credit) and write
down of property and equipment (3)..........         87           11          159            11            (2)             (2)
Operating income (loss) from
   continuing operations....................       (330)         124         (101)          112           201             201
Interest expense............................         68           54           95            90            69              76
Interest income and other financial
   income (expense), net....................         15           13            4            27            11               8
Income tax expense (benefit) ...............        (23)          51          (35)           30            26              22
Equity in net earnings (loss) of affiliates.          6            5            1            (4)            4               4
Minority interest...........................          7            8            7             5             5               5
Income (loss) from continuing
  operations before cumulative effect
  of accounting change......................     $ (361)      $   29       $ (163)       $   10        $  116          $  110

Combined Cash Flow Data:
Depreciation and amortization...............        360          114          115           119           123             123
Capital expenditures........................         95          100          142            72            65              65
EBITDA(4)...................................        117          249          173           242           321             321

                                                                                                                    Pro Forma
                                                               Combined Financial Information                 Financial Information
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Year Ended and as of
                                                              Year Ended and as of December 31,                   December 31,
                                              --------------------------------------------------------------- ---------------------
                                                1994(1)      1995(1)       1996         1997         1998            1998(1)
                                              -----------  -----------  -----------  -----------  ----------- ---------------------
                                                                             ($ in millions)

Combined Balance Sheet Data:
Cash and cash equivalents...................         20           49           66           106           171              69
Working capital (deficit)(5)................        (33)          108         (17)         (106)          (11)            (57)
Property, plant and equipment, net..........        899          934          915           846           836             836
Total assets................................      4,643        4,121        3,910         3,891         3,927           3,216
Short-term financing and current portion
   of long-term debt........................      1,883          759          744           770           687             265
Long-term debt (less current portion).......        485        1,006        1,072           890           551             735
Total debt..................................      2,368        1,765        1,817         1,660         1,238           1,000
Total equity................................        867          932          816           948         1,538           1,065

(1)  Unaudited.
(2)  Substantially all of the goodwill reflected on our combined balance sheet arose from the revaluation of our tangible assets acquired and liabilities assumed as of the date of our acquisition by Pechiney in 1988. The initial amount, which totaled approximately $1.6 billion, is being amortized over a 40-year period in an amount of approximately $40 million per year. In
     1994, goodwill amortization also included a non-recurring $257 million write down resulting from a review of the carrying value of assets. In 1998, goodwill was reduced by $35.6 million as a result of the resolution of certain tax contingencies originating from our acquisition by Pechiney. At December 31, 1998, $1,224 million of goodwill was recorded as an asset on our balance sheet.
(3)  The $159 million restructuring expense in 1996 is a reserve that was established in 1996 to cover the cost of plant closures, employee termination costs and other costs associated with our restructuring plans. See Note 15 to our Combined Financial
     Statements for a more complete description of this reserve.
(4)  We define EBITDA as operating income (loss) from continuing operations excluding depreciation and amortization, goodwill amortization and restructuring charge (credit) and writedown of property and equipment. EBITDA does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flows as a source of liquidity. It may not be comparable with EBITDA as defined by other companies. We believe EBITDA is commonly used by financial analysts and others in the packaging industry.
(5)  Working capital (deficit) represents total current assets, excluding cash, less total current liabilities, excluding current portion of long-term debt and short-term financing.


                                  RISK FACTORS

         Investing in our shares will provide you with an equity ownership interest in ANC. As a stockholder of ANC, you may be exposed to risks inherent in our business. The performance of your shares will reflect the performance of our business relative to, among other things, competition, industry conditions and general economic and market conditions. The value of your investment may increase or decrease and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in our shares.

                      Risk factors relating to our industry

Our principal markets are subject to overcapacity and intense price competition, which could push prices to less profitable levels and affect our financial results and the value of our shares.

         The worldwide beverage can market has experienced limited growth in demand in recent years. This has led to overcapacity among beverage can producers, as capacity growth, obtained principally through productivity improvements, outpaced the growth in demand for beverage cans. As a result, the price of beverage cans has come under pressure. In addition, the beverage can is a standardized product, allowing for relatively little differentiation among competitors.

         The North American beverage can market, in particular, is generally considered to be a mature market. In this environment, a number of U.S. producers have merged or consolidated their operations, which has resulted in a better match between supply and demand levels. Price-driven competition has increased as beverage can producers seek to capture more sales volumes in order to keep their plants operating at optimal levels and reduce unit costs. With an increasingly smaller number of major can producers in the market, this competition has been aggressive.

         Further overcapacity and increased price competition in our principal markets could reduce selling prices and result in lower profitability, which would adversely affect our financial results and could lead to a reduction in any dividends and lower share value. These factors may require additional one-time charges.

We are subject to competition from alternative products which could have an adverse effect on our financial condition, results of operations and cash flows.

         In certain markets such as the United States and the United Kingdom, beverage can sales are subject to significant competition from substitute products, in particular, polyethylene terephthalate bottles (known as "plastic bottles") for soft drink containers and glass bottles in the market for single serve beer containers (those containing less than 20 oz or 75 cl). Plastic bottle market share in the U.S. and European soft drink container market, and glass bottle market share in the U.S. beer container market, have both grown substantially during the 1990s. For further information regarding the beverage can and its competing products, see the section entitled "Overview of the Global Beverage Can Industry" in this prospectus. Increased competition from alternative beverage containers could have an adverse effect on our financial results, which could lead to a reduction in any dividends and lower share value.

We have a relatively small number of customers. The loss of one or more of them could adversely affect our revenues.

         There are a small number of large independent beverage fillers in our primary geographic markets, particularly in the soft drink industry, and the industry may experience further consolidation. For example, the three largest soft drink producers in the United States and Europe account for approximately 90% and 60%, respectively, of the overall soft drink market in these regions. Suppliers of Coca-Cola and related products account for approximately 45% of the overall soft drink market in the United States and approximately 49% in Europe. Similarly, the three largest beer producers in the United States (Anheuser Busch, The Miller Brewing Company and Coors Brewing Company) account for approximately 85% of the overall U.S. beer market (excluding imports).

         Accordingly, we and the other suppliers of beverage cans rely heavily on a small number of customers. Each customer has significant bargaining power relative to the packaging supplier, since a small number of contracts may account for relatively large sales volume. In addition, we compete solely in the beverage packaging market and currently manufacture one product, the beverage can. Five of our 10 largest customers in terms of 1998 net sales are bottlers of Coca-Cola products: Coca-Cola Enterprises Inc.; Coca-Cola Bottling Co. Consolidated; Coca-Cola Bottling Company of Chicago; Coca-Cola Bottlers of Spain; and Coca-Cola Germany. Together, these customers accounted for 42% of our 1998 net sales. If we were to lose significant volume with a customer or if a major customer were to fail to renew a major contract, and if another customer could not be found to make up some or all of the lost sales, our financial results could be adversely affected, which could lead to a reduction in any dividends and lower share value.

We are dependent on a relatively small number of suppliers for some of our principal raw materials.

         Aluminum can and end sheet used in the production of beverage cans is currently supplied by four principal suppliers in North America. There is one dominant supplier for beverage can ink in North America and there is one dominant worldwide supplier of beverage can end compound. If any of these suppliers were to increase their prices significantly or were unable to meet our requirements for raw materials, our operating results would be adversely affected. If we were unable to obtain aluminum, ink or compound from alternative sources, this could adversely affect our financial results, and lead to a reduction in any dividends and lower share value. See "Business of ANC--Use and procurement of raw materials."

Bad weather in our peak season may result in lower sales.

         Sales of beverage cans are highest during the summer months. Therefore, our sales for the second and third quarters of the year, which include the warmer months in North America and Europe, are higher than in the first and fourth quarters. In the past, significant changes in summer weather conditions have caused variations in demand for beverage cans. Unseasonably cool weather during a summer could adversely affect our financial results and lead to a reduction in any dividends and lower share value.



  RISK FACTORS RELATING TO OUR REORGANIZATION AND OUR INITIAL PUBLIC OFFERING

Following this offering, we will lose the benefit of certain services provided by Pechiney.

         In recent years, Pechiney has provided us with treasury services, exchange rate protection services and a number of other services. After this offering, we will be required to obtain treasury services and a number of other services from third party sources. We may not be able to replace these services on terms that are as favorable as those we received from Pechiney. Implementing this change in service providers may lead us to incur additional costs after this offering.

         Under various services agreements, we will continue to obtain services from Pechiney after this offering. These are discussed in the section entitled "Relationship with Pechiney--Agreements with Pechiney." If these services agreements are terminated, we will have to obtain the services on our own. These services include, principally, various corporate services, payroll, retiree benefits service and related information technology services. If we are unable to replace these services in a timely manner or on terms that are as favorable as those we received from Pechiney, this could adversely affect our financial results and lead to a reduction in any dividends and lower share value.

We may be subject to contingent liabilities arising from the reorganization.

         The non-beverage cans business transferred to Pechiney Plastics carried certain liabilities and potential liabilities, such as unfunded post-employment benefit obligations (other than pensions), litigation and environmental liabilities. Pechiney Plastics and Pechiney have agreed to indemnify us for certain matters as follows:

          o Post-employment benefits. Pechiney Plastics has agreed to assume certain obligations relating to post-employment benefits for certain non-beverage can employees. Pechiney Plastics will indemnify us on an after-tax basis for any losses we may incur with respect to these liabilities. Pechiney has agreed to guarantee this obligation of Pechiney Plastics.

          o Viskase litigation. We are the defendant in patent infringement proceedings brought by Viskase Corporation. The proceedings, which are described under "Business of ANC--Legal Proceedings" below, relate to the plastic packaging business that we transferred to Pechiney Plastics in the reorganization. Pechiney Plastics has agreed to indemnify us on an after-tax basis for any payments we may be required to make with respect to the proceedings. Pechiney has agreed to guarantee this obligation of Pechiney Plastics.

          o Environmental. (i) Plastics operations. Pechiney Plastics has agreed to indemnify us on an after-tax basis against any losses we may incur with respect to environmental liabilities relating to past and present plastics operations and facilities. (ii) Other non-beverage can operations. Pechiney has agreed to indemnify us in part, on an after-tax basis, against any losses we may incur with respect to any unidentified environmental liabilities relating to other non-beverage can operations and facilities (excluding the plastics operations and facilities, which are covered only by Pechiney Plastics' indemnity referred to in (i) above).

We may be exposed to liability, and our financial results may be adversely affected, to the extent that:

          (i) Pechiney Plastics does not fulfill its obligations under its indemnities (and Pechiney does not fulfill its obligations under its guarantees) with respect to the post-employment benefits or the Viskase proceedings
          (ii) Pechiney Plastics does not fulfill its obligations under its indemnity with respect to environmental liabilities relating to plastics operations and facilities
          (iii)any unidentified environmental liabilities relating to other non-beverage can operations and facilities exceed Pechiney's partial indemnity, or Pechiney does not fulfill its obligations under the partial indemnity
          (iv) our identified non-beverage can environmental liabilities exceed the amounts that we have reserved with respect to them (we retained these reserves in our reorganization)
          (v) our beverage can environmental liabilities exceed the amounts we have reserved with respect to them
          (vi) other contingent liabilities related to our reorganization arise.

         For further discussion of contingent liabilities and the indemnities provided by Pechiney Plastics and Pechiney, please refer to the sections entitled "Reorganization of ANC" and Relationship with Pechiney."

Following this offering, we may need to find alternative sources of debt financing.

         As this offering will result in a change in control of our business, it will cause new financial covenants to come into effect under our principal long-term debt facility, a $500 million revolving credit facility, as well as our $125 million receivables sales program. It will also require us to make an offer to prepay our $228 million of privately placed notes which, if accepted, could require the payment of a make-whole premium. We are currently engaged in discussions with our existing lenders with respect to these matters. In addition, we expect that our debt financing from Pechiney (aggregating $956 million outstanding as of December 31, 1998) will no longer be in place after this offering. A significant portion of this intra-group debt will be transferred to Pechiney Plastics.

         We estimate that following this offering we will require a total of approximately $1.2 billion of debt financing and available lines of credit taking into account seasonality of the business and peak financial needs. We have commenced negotiations with potential new third-party lenders to obtain some or all of this amount when this offering is complete. It may not be possible to obtain financing with interest rates or on terms that are as favorable as those we currently enjoy, which may result in higher financing cost. If we do not have sufficient funds or if we are unable to obtain financing in the amounts desired or on acceptable terms, our results would be adversely affected, which may lead to a reduction in any dividends and lower share value.

Our combined financial information may not be representative of our results as a separate company.

         The combined financial information we have included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been a separate, stand-alone entity during the periods presented, or what our results of operations, financial position and cash flows will be in the future. For more information about our financial statements after the reorganization, see the sections entitles "Reorganization of ANC" and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

We expect that Pechiney will be our largest shareholder and will be able to influence the management of our business.

         After this offering, we expect that Pechiney will own   % of our common
stock. Under an agreement between Pechiney and us, Pechiney will have the right to propose four of the 13 members of our board of directors
for approval by the shareholders for as long as it owns    % of our shares. As a
result, Pechiney will be able to exercise significant influence over our policies and business.

Pechiney may sell more shares, which could depress the market price of our shares.

         Pechiney may choose to sell more of our shares in the future. We have entered into a registration rights agreement with Pechiney which enables Pechiney to require us to register shares of our common stock owned by Pechiney. If Pechiney sells additional shares on the public market after this offering, the trading prices of our shares may be adversely affected. The perception that Pechiney may sell substantial amounts of shares may also have an adverse effect on the trading prices of our shares. In the underwriting agreement, however, Pechiney will agree to a "lock-up" under which it may not sell additional shares for days following the date of the final prospectus for this offering.

The absence of an established trading market for our shares may adversely affect their trading performance.

         Before this offering, there was no public market for our shares. If no active trading market develops or is maintained, the trading price of the shares may fail to rise or may decline, and there may be fewer willing purchasers for the shares. The market price of our shares after this offering may not be as high as the public offering price.

Provisions of Delaware Law and of our corporate documents, as well as Pechiney's voting power, could delay or prevent a change in control of our company.

         We will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which could delay or prevent a third party or significant stockholder from acquiring control of our company. In addition, our charter and by-laws contain several provisions which may discourage, delay or prevent a takeover attempt that a stockholder might consider to be in its best interests. These provisions include the requirements that:

         o the board of directors is divided into three classes with staggered terms
         o any vacancy occurring on the board of directors may be filled only by the remaining directors
         o     stockholders take all action only at an annual or special
               meeting, and not by written consent in lieu of a meeting
         o     with respect to any stockholders' meeting, stockholders must comply with advance notice and information disclosure
               requirements.

         Our board of directors also has the authority to authorize the issuance of preferred stock. The issuance of preferred stock may have the effect of delaying, deferring or preventing a merger, tender offer or proxy contest involving our company, and may adversely affect the market price of, and voting rights of the holders of, our common stock.

         After this offering, Pechiney will hold approximately   % of our common
stock, giving it the ability to delay or prevent a change in control of our company.


                          RISK FACTORS RELATING TO ANC

We may not be able to pay dividends.

         We intend to declare and pay quarterly cash dividends consistent with the policies of comparable packaging companies, depending on our financial results and prospects. We expect the first dividend to be payable with respect
to the   quarter of 1999. We will only be able to pay dividends if our financial performance, general business conditions and our management's business plans permit it. Because we have no history of dividend payments as a publicly listed company, we can give no assurance as to whether dividends will be declared or, if dividends are declared, what amount per share will be distributed to stockholders.

We may become exposed to mismatches between the cost of the can sheet that we use and the selling price of beverage cans.

         The principal raw material used in manufacturing beverage cans is aluminum can sheet for aluminum cans and steel can sheet for steel cans. For both aluminum and steel cans, can sheet represents the majority of the manufacturing cost of the product. Unless otherwise fixed by contract, can sheet prices vary in relation to the market prices for aluminum and steel. The market price of aluminum has historically been volatile. Changes in the cost of can sheet may not be offset by changes in the price of the cans that we sell. We seek to protect ourselves from this risk by endeavoring to match the terms of our raw material supply contracts with the terms of our sales contracts with customers. To the extent there is a mismatch, it may cause our operating expenses to increase relative to sales, which would adversely affect our financial results and lead to a reduction in any dividends and lower share value.

Our financial results are affected by currency fluctuations.

         A major component of the worldwide market price for aluminum can sheet is U.S. dollar-based. Large portions of our sales and expenses are in European currencies, most significantly the Euro and the British pound, and we also have revenues in other currencies.

         Our currency of accounting is the U.S. dollar. Revenues denominated in other currencies, particularly Euros and British pounds, are translated into U.S. dollars in preparing our Combined Financial Statements. Changes in the value of these currencies relative to the U.S. dollar will affect our levels of net sales reported in future financial results. Similarly, exchange rate fluctuations will affect dollar values of assets and liabilities denominated in these currencies.

         Portions of our sales are also denominated in currencies that have experienced significant devaluation relative to the U.S. dollar, including the Brazilian real, the Turkish lira, the Korean won and the Mexican peso.
These currencies have historically been volatile and may devalue further.

         As a result of these factors, currency fluctuations may lead to decreases in our operating results. We have taken various measures to seek to protect ourselves against these risks. In particular, a portion of our invoicing in Brazil and Turkey is indexed to U.S. dollar prices. To the extent these measures are insufficient, our results of operations and financial condition could be adversely affected and lead to a reduction in any dividends and lower share value. For further discussion of these matters and the measures we have taken to seek to protect our business against these exchange rate risks, see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quantitative and Qualitative Disclosures about Market Risk--Foreign Exchange Rates."

We are exposed to risks in emerging markets which could affect the value of our assets there.

         We have a number of operations or investments in emerging markets. Our operations in Brazil, China and Turkey represented approximately 9% of our 1998 net sales. We also have equity interests in operations in Mexico and South Korea. As compared to our North American and European markets, emerging markets are more likely to suffer from social, political and economic risks, such as inflation, restrictions on currency movements, difficulties in operations including importing raw materials, risks of default by partners and counterparties, and uncertainty stemming from local corporate, tax and labor laws. These developments may adversely impact our business and financial results and lead to a reduction in any dividends and lower share value. In particular, the recent economic crisis in Brazil (including the significant devaluation of the Brazilian real) has caused a drop in local demand, resulting in lower net sales and lower profitability for our Brazilian operations.

We are subject to costs and liabilities related to stringent environmental and health and safety standards.

         We are subject to a broad range of environmental health and safety laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental, health and safety protection standards on us. They relate to, among other things, air emissions from solvents used in coatings, inks and compounds, waste water discharges from the can washing process, the use and handling of hazardous materials, waste disposal practices, and clean-up of existing environmental contamination. These laws and regulations expose us to the risk of substantial costs and liabilities, including liabilities associated with assets that have been sold and activities that have been discontinued.

         Currently, we are involved in a number of compliance and remediation efforts and legal proceedings concerning environmental matters. Based on information presently available, we have budgeted capital expenditures for environmental improvement projects and, in accordance with U.S. GAAP, have established reserves for known environmental remediation liabilities that are probable and reasonably capable of estimation. However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, and other developments such as changes in law, could result in increased costs and liabilities that could adversely affect our business, results of operations or financial condition and lead to a reduction in any dividends and lower share value. Although we have received certain indemnities from Pechiney Plastics and Pechiney, any environmental liabilities relating to our past and present beverage can operations, as well as environmental liabilities relating to past non-beverage can operations (other than plastics) in excess of our reserves or Pechiney's partial indemnity will be our responsibility, as discussed in the section entitled "Reorganization of ANC--Indemnities and Guarantees from Pechiney Plastics and Pechiney" in this prospectus. Although we believe our accounting reserves with respect to environmental liabilities to be appropriate, there can be no assurance that they will be sufficient to cover the liabilities for which we are not indemnified. Such liabilities could be material and have a material adverse effect on our business and financial results and lead to a reduction in any dividends and lower share value. For further discussion of environmental and health and safety costs and liabilities, please refer to the section entitled "Business of ANC--Environmental and Health and Safety Matters."

         The European Packaging and Packaging Waste Directive sets targets for the use of refillable containers in European Union member states, although the current regulation allows the member states significant flexibility in setting and applying quotas. The Directive has required a significant increase in the use of refillable containers in certain member states. A continuation of this trend could limit potential growth opportunities for the beverage can in Europe, which could have an adverse effect on our financial results and lead to a reduction in any dividends and lower share value.

Year 2000

         Our business could be adversely affected by information technology issues related to the transition to the Year 2000. For a discussion of this risk and our Year 2000 compliance efforts, please refer to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those anticipated in the forward-looking statements. The forward-looking statements are affected by risks, uncertainties and assumptions about ANC, including, among other things:

    o     our customers' financial condition
    o     our customers' can requirements
    o     the number of cans we will supply and the locations of our customers
    o     our ability to control costs
    o     the terms upon which we will acquire aluminum
    o     our debt levels and our ability to obtain financing and service debt
    o     competitive pressures in the beverage can business
    o     the successful implementation of our strategy
    o     prevailing interest rates and currency exchange rates
    o     legal proceedings and regulatory matters
    o general economic conditions and the strength of certain economies in which we have operations
    o     the other risks described above in "Risk Factors."

         We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                              REORGANIZATION OF ANC

Summary of the Reorganization.

         Prior to this offering, we have been operated by Pechiney as part of its U.S. packaging group. This operating group consisted of several direct and indirect subsidiaries of Pechiney, as shown on Chart 1 below. The operating group also conducted various other businesses, principally plastic packaging operations in the United States. Pechiney will retain these businesses following this offering. In a reorganization to be carried out prior to this offering, Pechiney will transfer all of the beverage can operations to us, and will cause the non-beverage can operations to be transferred to a newly created separate company called Pechiney Plastic Packaging, Inc. (called "Pechiney Plastics" in this prospectus).

         The reorganization will be effected through a series of transactions in a number of countries, all of which will become effective on or before the closing of this offering. Accordingly, for presentation purposes, this section of the prospectus assumes the reorganization has been completed.


            Chart 1: The Operating Group Prior to the Reorganization


[GRAPHIC OMITTED. The graphic shows that, prior to the reorganization, Pechiney owns 100% of Pechiney North America, which in turn owns 90% of the United States operating company. Pechiney owns the remaining 10% of the United States operating company. The United States operating company is responsible for beverage can operations in North America, beverage can operations in Japan and China, and plastic packaging operations in North America. The graphic shows further that, prior to the reorganization, Pechiney owns 44% of the European operating companies, which are responsible for beverage can operations in Europe. The United States operating company, prior to the reorganization, owns 56% of the European operating companies. The graphic also shows that Pechiney's other interests, prior to the reorganization, include 100% ownership of an end plant in France, 100% ownership of beverage can operations in Brazil, 65% ownership of beverage can operations in Turkey, 50% ownership of beverage can operations in Mexico, and 40% ownership of beverage can operations in Korea.]


         The principal steps comprising the reorganization were as follows:

Step 1: The U.S. non-beverage can activities were separated from the U.S. beverage can operations

         (a) The U.S. operating company was originally 10% held by Pechiney directly and 90% held by Pechiney North America, Inc., itself a wholly owned subsidiary of Pechiney.

         (b) The U.S. operating company transferred its non-beverage can activities to Pechiney Plastics, a newly formed corporation, in return for all of Pechiney Plastics' share capital.

         (c) The U.S. operating company transferred Pechiney Plastics to Pechiney in exchange for Pechiney's 10% direct stake in the U.S. operating company.

         (d) At the end of Step 1, Pechiney directly owned Pechiney Plastics, which held all of the non-beverage can activities, and indirectly owned 100% of the U.S. operating company through Pechiney North America.

Step 2:  Pechiney transferred all of its beverage cans operations to ANC

         (a) Pechiney formed our new Company and transferred the following to it:

                  o        Pechiney North America (and thus indirectly the U.S.
                           operating company and its beverage can operations)

                  o Pechiney's interests in the European operating companies and their beverage cans operations

                  o The can end operations in France, the Brazilian beverage cans operating company, together with Pechiney's interests in the joint venture companies in Turkey, Mexico and South Korea.

         (b) At the end of Step 2, ANC held all of Pechiney's beverage cans operations, as indicated in Chart 2.


         Chart 2: Following the Reorganization and Prior to the Offering


[GRAPHIC OMITTED. The graphic shows that following the reorganization and prior to the offering, Pechiney will own 100% of ANC and 100% of Pechiney Plastics. Pechiney Plastics will be responsible for plastics packaging operations in North America. The graphic also shows that ANC will own 100% of Pechiney North America, which in turn will own 100% of the United States operating company, responsible for beverage can operations in North America and for beverage can operations in Japan and China. Following the reorganization and prior to the offering, ANC will also own 44% of the European operating companies, which will be responsible for beverage can operations in Europe. The graphic shows that the United States operating company will own 56% of the European operating companies following the reorganization and prior to the offering. The graphic further shows ANC's other interests following the reorganization and prior to the offering, including 100% ownership of an end plant in France, 100% ownership of beverage can operations in Brazil, 65% ownership in beverage can operations in Turkey, 50% ownership of beverage can operations in Mexico, and 40% ownership of beverage can operations in South Korea.]

Accounting Treatment

         The non-beverage can activities have been treated as discontinued operations in our Combined Financial Statements. As such, they have not been included in the line items shown in the combined statements of income, balance sheets and statements of cash flow. Net income (loss) from discontinued operations is shown as a separate line item on the combined statement of income. On our combined balance sheet, the net current and non-current assets of the discontinued operations are each presented as single line items. The combined statement of cash flows sets forth separately the cash flows of discontinued operations as single line items within each major category of cash flows.

Pensions and Other Post-Employment Benefits

         Prior to the reorganization, the U.S. operating company carried the assets and liabilities for pension plans covering its employees. These plans can be divided into three groups:

o         plans relating to beverage cans employees only
o         plans relating to plastics employees only
o co-mingled plans covering employees from both businesses as well as employees of certain other operations.

         As part of the reorganization, we transferred the pension plans relating to plastics employees only to Pechiney Plastics (which assumed full contractual responsibility as primary obligor for the obligations thereunder) and retained the other plans. At the same time, the benefits for service accrued by plastics employees in the co-mingled plans before the reorganization were frozen (subject to increases for certain future service and pay), and Pechiney Plastics set up equivalent plans covering those employees' future benefits. We retain the co-mingled plans and their related assets, and will be responsible for the payment of benefits to all non-beverage can employees that accrued prior to the reorganization. The Pension Benefit Guaranty Corporation has requested certain information from us with respect to the reorganization and its potential effect on the funding of our pension plans.

         After the reorganization, we will continue to contribute to three multiemployer pension plans sponsored by unions representing certain of our employees. If, in the future, we were to discontinue contributions to one of these plans (for example, as a result of the closing of a plant whose employees are covered by one of these plans), we could incur a withdrawal liability. The amount of this liability, if any, would depend upon a variety of factors including the funding status of the plan at that time.

         Prior to the reorganization, the U.S. operating company also carried unfunded obligations for other post-employment benefits totaling $695 million (based on actuarial assumptions and as recorded in our Combined Financial Statements), which related to both beverage can and non-beverage can employees. The benefits consist mainly of health and medical coverage. As part of the reorganization, we entered into a Delegation and Assumption Agreement with Pechiney Plastics. Under that agreement, we assigned the benefit obligations relating to plastic packaging and certain other non-beverage can employees to Pechiney Plastics, which assumed liability for those obligations. The amount (based on actuarial assumptions and as recorded in our Combined Financial Statements) of obligations assigned was $361 million. As a result, we retain $334 million of obligations. Because we could be subject to contingent liabilities with respect to the obligations assigned to Pechiney Plastics, Pechiney Plastics has also agreed to indemnify us on an after-tax basis against any losses we may incur if it fails to satisfy its obligations under the Delegation and Assumption Agreement. Pechiney has guaranteed the performance by Pechiney Plastics of its obligation under this indemnity.

Change of Control Matters

         As the offering will result in a change in control of our business, it will cause new financial covenants to come into effect under our principal long-term debt facility, a $500 million revolving credit facility, as well as our $125 million receivables sales program. It will also require us to make an offer to prepay our $228 million of privately placed notes which, if accepted, could require the payment of a make-whole premium to be calculated on the prepayment date. We are currently engaged in discussions with our existing lenders with respect to these matters. In addition, we expect that our debt financing from Pechiney (aggregating $956 million at December 31, 1998) will no longer be in place after this offering. A substantial portion of this intra-group debt will be transferred to Pechiney Plastics. We have therefore commenced negotiations with potential new third-party lenders to obtain some or all of our total funding requirements when the offering is complete. Please refer to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Cash Flows" for further discussion of these matters.

         We have substantial net operating losses. This offering will result in a change in control as defined under Internal Revenue Code Section 382. As a result, the utilization of our net operating losses will be subject to certain annual limitations. Please refer to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Cash Flows" for further discussion of our net operating losses.

         The change of control will also allow our joint venture partners in Mexico and Korea to exercise certain rights under the relevant joint venture agreements. The transfer of Pechiney's shares in the Mexican joint venture to us will enable Vitro, the other shareholder, to terminate the joint venture arrangements by purchasing our interest in the joint venture at fair market value. However, Vitro has granted us a waiver of its right for this transfer.
In the case of Hanil Can Co., the Korean food and beverage can joint venture, the other shareholders may exercise a right of preemption on the proposed transfer of Pechiney's shares to us. They have agreed in principle not to exercise this right and we and Pechiney are working with them to formalize the agreement in principle.

         Finally, the change in control will give two of our customers the legal right to terminate contracts.

o Under our Master Manufacturer's Authorization Agreement with the Coca-Cola Company relating to the reproduction of the Coca-Cola trade-mark and label designs, Coca-Cola (registered) is entitled to terminate the agreement upon a change in control after giving 90 days' prior notice. We have notified Coca-Cola of the expected change in control. We have discussed the matter with them and do not expect them to terminate the agreement.

o Our Master Supply Agreement with Anheuser Busch also allows the customer to terminate the agreement upon a change in control. We have notified the customer of the expected change in control and do not expect them to terminate the agreement.

Indemnities and Guarantees from Pechiney Plastics and Pechiney

         Pechiney Plastics and Pechiney have agreed to indemnify us in respect of the following matters:

o Post-employment benefits. Pechiney Plastics has agreed to assume certain obligations relating to post-employment benefits (other than pensions) for certain non-beverage can employees. Pechiney Plastics will indemnify us on an after-tax basis for any losses we may incur with respect to these liabilities. Pechiney has agreed to guarantee this obligation of Pechiney Plastics.

o Viskase litigation. We are the defendant in patent infringement proceedings brought by Viskase Corporation. The proceedings, which are described under "Business of ANC--Legal Proceedings" below, relates to the plastic packaging business that we transferred to Pechiney Plastics in the reorganization. Pechiney Plastics has agreed to indemnify us on an after-tax basis for any payments we may be required to make with respect to the proceedings. Pechiney has agreed to guarantee this obligation of Pechiney Plastics.

o Environmental. Under U.S. environmental laws and regulations, we are exposed to the risk of substantial costs and liabilities, including the cost of remediating pollution damage related to our current or past operations. These potential costs and liabilities extend to assets that have been sold and activities that have been discontinued.

         - Plastics operations. Pechiney Plastics has agreed to indemnify us on an after-tax basis against any losses we may incur with respect to environmental liabilities relating to past and present plastics operations and facilities. This indemnity extends to assets that have been sold and activities that have been discontinued. It covers both identified and unidentified liabilities. If Pechiney Plastics fails to satisfy its indemnity obligation in full, we may be exposed to contingent liability. Pechiney has not guaranteed and is not legally required to support this obligation. We have no knowledge of Pechiney Plastics' future financial condition.

         - Other non-beverage can operations. To the extent that we have indentified environmental liabilities for other non-beverage can operations and facilities that are probable and reasonably capable of estimation, we have established accounting reserves that we retained in the reorganization that we believe are consistent with U.S. GAAP. These identified liabilities will be for our own account. For any unidentified liabilities, Pechiney has agreed to indemnify us in part, on an after-tax basis, against any losses we may incur. This partial indemnity will be limited to 80% of any direct loss we suffer and will be valid for ten years. Each claim will be subject to a deductible amount, and the indemnity will be limited to a maximum overall dollar amount. Pechiney's indemnity relates only to other non-beverage can operations that we have transferred, sold or shut down in the
` past. It does not include the plastics operations, which are covered by Pechiney Plastics' indemnity only. We may be exposed to contingent liability to the extent that (i) the identified liabilities exceed our reserved amounts, or (ii) any unidentified liabilities exceed the partial indemnity from Pechiney.

         - Beverage can operations. Any environmental liabilities relating to our past and present beverage can activities will be for our own account. To the extent that these liabilities have been identified and are probable and reasonably capable of estimation, we have established accounting reserves that we believe are consistent with U.S. GAAP.

                           RELATIONSHIP WITH PECHINEY

         We have been operated as a subsidiary of Pechiney since 1988. In recent years, Pechiney provided us with treasury services, exchange rate protection services, metal price hedging services and a number of other services. We have also purchased a portion of our aluminum supply from Rhenalu, a subsidiary of Pechiney. For purposes of governing certain ongoing relationships between us and Pechiney, we will enter into (or continue in effect) various agreements and relationships, including those described below.

         Some of the agreements summarized below are included as exhibits to the registration statement of which this prospectus is a part. The following summaries are qualified completely by reference to such exhibits, which are incorporated in this prospectus by reference.

Relationship with Pechiney as a Principal Shareholder

         Following the offering, we expect that Pechiney will retain    % of our
shares and will have the right to elect four of the 13 members of our board of directors. As a result, Pechiney will be able to exercise significant influence over our policies and business.

Agreements with Pechiney

         We have entered into (or will enter into) various agreements with Pechiney governing the relationships between us and Pechiney after this offering, and providing for the allocation of various liabilities and obligations relating to periods prior to and after this offering.

         Aluminum Purchase Agreements. Prior to this offering we purchased a portion (approximately 14 percent in 1998) of our aluminum supplies from Rhenalu, a subsidiary of Pechiney, on an arms'-length basis and under normal market terms and conditions. We expect to continue to purchase aluminum from Rhenalu on similar terms following this offering.

         We also have an agreement with Pechiney World Trade under which Pechiney World Trade, a subsidiary of Pechiney, procures used aluminum beverage cans on the open market to satisfy a portion of our aluminum can sheet supply. This is an arms'-length agreement.

         Currency Protection Agreements. We have entered into a number of currency protection agreements with Pechiney under which Pechiney agrees to purchase foreign currencies from us, or sell foreign currencies to us, at specified rates in order to reduce our exposure to exchange rate fluctuations. For further discussion of the measures we have taken to seek to protect ourselves against exchange rate fluctuations, see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quantitative and Qualitative Disclosures about Market Risk--Foreign Exchange Rates." Following this offering, existing currency protection agreements with Pechiney will remain in place until they mature, but we will hedge new foreign currency exposures with third parties rather than with Pechiney.

         Agreement Regarding Plastic Beer Bottles. Both we and Pechiney will remain free to enter this market either alone or with other partners. We have entered into an agreement with Pechiney, however, that may give us access to Pechiney's multi-layer plastic beer bottle technology if we choose to enter the market. Under the agreement, Pechiney may request us to form a joint venture with them for multi-layer plastic beer bottles. If the parties cannot agree on the terms of the joint venture, the agreement requires Pechiney to license its multi-layer plastic beer bottle technology to us on market terms.

         Technology Agreement. We have also agreed to license certain of our technology that may be useful for non-beverage can operations, such as drawn and well-ironed aluminum can forming technology, to Pechiney on market terms if requested.

         Registration Rights. We have entered into a registration rights agreement with Pechiney under which we have agreed to register Pechiney's remaining shares if Pechiney wishes to sell its shares in the future. We have agreed to cooperate fully in connection with any such registration and with any related offering. Under its "lock-up," however, Pechiney may not sell additional
shares for    days following the date of the final prospectus for this offering.

         Reorganization Agreements. The reorganization of Pechiney's U.S. packaging group that led to our formation was effected by a number of agreements. These agreements provided for the contribution of the non-beverage can activities to Pechiney Plastics and the transfer of Pechiney Plastics to Pechiney. These agreements also set out the various indemnities from Pechiney Plastics and Pechiney that are described in the section entitled "Reorganization of ANC--Indemnities from Pechiney and Pechiney Plastics" above.

         The reorganization agreements also included a tax separation agreement which we entered into with Pechiney that reflects each party's rights and obligations with respect to payments and refunds of taxes attributable to periods beginning prior to and including this offering, and taxes resulting from transactions effected in connection with this offering.

         Pechiney Nominee Directors. We have entered into an agreement with Pechiney under which Pechiney will have the right to propose four of the 13 members of our board of directors for approval by the shareholders for as long as it holds % of our shares.

         Services Agreements. Prior to the reorganization, Pechiney provided us with a number of services, and we shared a number of other services with the non-beverage can activities in Pechiney's U.S. packaging group. In connection with this offering, we have entered into various agreements regarding these services:

o        For most of the corporate services that we shared Pechiney's U.S.
         plastic packaging operations, the relevant service departments have been divided between Pechiney Plastics and us. The payroll, retiree benefit services and related information technology service departments will be transferred to Pechiney Metals Corporation, a subsidiary of Pechiney. Pechiney Metals Corporation will provide these services to both Pechiney Plastics and ourselves under a shared services agreement. The agreement specifies that the services will be provided on an arm's-length basis.

o We have also entered into a services agreement with Pechiney Plastics under which we and Pechiney Plastics provide each other with certain other corporate services.

o Pechiney will continue to provide certain other services to us on a transitional basis following this offering, and we have entered into a transitional services agreement with Pechiney to this effect. The transitional services will include corporate and employee communications and certain legal services relating to employee relations. We will reimburse Pechiney for the cost of those services and will have the right to terminate the transitional services agreement in part or in full with six months' notice.

         Delegation and Assumption Agreement. We have entered into a delegation and assumption agreement with Pechiney Plastics providing for the assignment to Pechiney Plastics of the post-employment benefit obligations relating to plastics employees and certain other non-beverage can employees. Under the agreement, Pechiney Plastics agrees to assume these obligations and to indemnify us against any losses that we may incur with respect to them. Pechiney has agreed to guarantee this obligation of Pechiney Plastics.


                                 USE OF PROCEEDS

         The net proceeds from the sale of our shares will be paid to Pechiney, the selling stockholder. We will not receive any proceeds from this offering.


                                 DIVIDEND POLICY

         We intend to declare and pay quarterly cash dividends consistent with the policies of comparable packaging companies, depending on our financial results and prospects. We expect the first dividend to be payable with respect
to the    quarter of 1999. We are a newly formed company and as such have never declared or paid any cash dividends on our capital stock.

                                 CAPITALIZATION

         The following table shows our capitalization as at December 31, 1998, stated (a) on an actual basis and (b) as adjusted to reflect our reorganization. The adjustments, which are the same as the adjustments effected in preparing our Pro Forma Combined Financial Information in this prospectus, consist of the following:

         o        the reorganization of ANC
         o the agreement by Pechiney Plastics to reimburse us on an after-tax basis for any payments we make with respect to the Viskase proceedings, together with Pechiney's guarantee of this obligation
         o the payment of a $137 million dividend to Pechiney by certain of its beverage can subsidiaries prior to this offering
         o the transfer to Pechiney Plastics of $275 million of short-term and long-term debt owed to Pechiney,
         o the conversion of $681 million of short-term and of long-term debt owed to Pechiney to third-party debt.

         For further discussion of our financial condition, you should refer to the more complete information contained in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the Pro Forma Combined Financial Information and the Combined Financial Statements.


                                                                        As at December 31, 1998
                                                                     ----------------------------
                                                                         Actual        Pro Forma
                                                                     -------------- -------------
                                                                            ($ in millions)
Short-term financing.............................................          680             263
Current portion of long-term debt................................            7               2
Long-term debt (excluding current portion).......................          551             735
                                                                         -----           -----
  Total debt.....................................................        1,238           1,000
Owner's equity...................................................        1,603              --
Common stock (  shares authorized,      shares issued and
  outstanding)...................................................          --               10
Additional paid in capital.......................................          --            1,182
Receivable from Pechiney Plastic Packaging, Inc..................          --              (62)
Accumulated other comprehensive loss.............................          (65)            (65)
                                                                         -----           -----
  Total equity...................................................        1,538           1,065
 Total capitalization............................................        2,776           2,065
                                                                         =====           =====
 Debt to capital ratio...........................................           44.6%           48.4%

                     SELECTED COMBINED FINANCIAL INFORMATION

         The following table presents summary financial data for ANC. You should also refer to the more complete information contained in our combined financial statements and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this prospectus.

         The yearly information for 1996 through 1998 and the year-end information for 1997 and 1998 has been derived from our Combined Financial Statements, which consist of our combined statements of income, cash flows and changes in owner's equity for the years ended December 31, 1996, 1997 and 1998, and our combined balance sheets as of December 31, 1997 and 1998, together with the attached notes. They have been prepared in accordance with accounting principles generally accepted in the United States, which we refer to as "U.S. GAAP," and have been audited by PricewaterhouseCoopers LLP. In this prospectus, we refer to these audited financial statements as our "Combined Financial Statements." They show the financial condition, results of operations and cash flows of Pechiney's packaging group (from which ANC was created). The Combined Financial Statements show our beverage can operations as continuing operations. The plastics and other activities retained by Pechiney as part of the reorganization are treated as discontinued operations in our Combined Financial Statements. As such, they have been aggregated and presented as separate line items, as discussed under "Reorganization of ANC--Accounting Treatment" in this prospectus. The information presented below relates only to our continuing operations. The yearly and year-end information for 1994 and 1995 and the year-end information for 1996 has been derived from unaudited combined financial statements relating to Pechiney's packaging group.

         The pro forma financial information presented below, which is unaudited, reflects certain adjustments based on assumptions that are intended to show the effect of the reorganization of Pechiney's beverage cans operating group which resulted in our formation. For an explanation of the pro forma financial information, please see the section entitled "Unaudited Pro Forma Combined Financial Information" in this prospectus.


                                                                                                                    Pro Forma
                                                               Combined Financial Information                 Financial Information
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Year Ended and as of
                                                              Year Ended and as of December 31,                   December 31,
                                              --------------------------------------------------------------- ---------------------
                                                1994(1)      1995(1)       1996         1997         1998            1998(1)
                                              -----------  -----------  -----------  -----------  ----------- ---------------------
                                                                             ($ in millions)
Combined Statement of Income Data:
Net sales...................................     $2,446       $2,677       $2,520        $2,465        $2,459          $2,459
Cost of goods sold (excluding depreciation).      2,164        2,281        2,190         2,069         1,985           1,985
Selling, general and administrative expense.        140          123          136           134           138             138
Research and development expense............         25           24           22            20            15              15
Depreciation and amortization...............         68           73           74            78            82              82
Goodwill amortization (2)...................        292           41           41            41            40              40
Restructuring charge (credit) and write
down of property and equipment (3)..........         87           11          159            11            (2)             (2)
Operating income (loss) from
   continuing operations....................       (330)         124         (101)          112           201             201
Interest expense............................         68           54           95            90            69              76
Interest income and other financial
   income (expense), net....................         15           13            4            27            11               8
Income tax expense (benefit) ...............        (23)          51          (35)           30            26              22
Equity in net earnings (loss) of affiliates.          6            5            1            (4)            4               4
Minority interest...........................          7            8            7             5             5               5
Income (loss) from continuing operations
  before cumulative effect accounting
  change....................................     $ (361)      $   29       $ (163)       $   10        $  116          $  110

Combined Cash Flow Data:
Depreciation and amortization...............        360          114          115           119           123             123
Capital expenditures........................         95          100          142            72            65              65
EBITDA(4)...................................        117          249          173           242           321             321



                                                                                                                    Pro Forma
                                                               Combined Financial Information                 Financial Information
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                              Year Ended and as of
                                                              Year Ended and as of December 31,                   December 31,
                                              --------------------------------------------------------------- ---------------------
                                                1994(1)      1995(1)       1996         1997         1998            1998(1)
                                              -----------  -----------  -----------  -----------  ----------- ---------------------
                                                                             ($ in millions)
Combined Balance Sheet Data:
Cash and cash equivalents...................         20           49           66           106           171              69
Working capital (deficit)(5)................        (33)         108         (17)         (106)          (11)            (57)
Property, plant and equipment, net..........       (899)         934          915           846           836             836
Total assets................................      4,643        4,121        3,910         3,891         3,927           3,216
Short-term financing and current portion
   of long-term debt........................      1,883          759          744           770           687             265
Long-term debt (less current portion).......        485        1,006        1,072           890           551             735
Total debt..................................      2,368        1,765        1,817         1,660         1,238           1,000
Total equity................................        867          932          816           948         1,538           1,065

(1)  Unaudited.
(2)  Substantially all of the goodwill reflected on our combined balance sheet arose from the revaluation of our tangible assets acquired and liabilities assumed as of the date of our acquisition by Pechiney in 1988. The initial amount, which totaled approximately $1.6 billion, is being amortized over a 40-year period in an amount of approximately $40 million per year. In
     1994, goodwill amortization also included a non-recurring $257 million write down resulting from a review of the carrying value of assets. In 1998, goodwill was reduced by $35.6 million as a result of the resolution of certain tax contingencies originating from our acquisition by Pechiney. At December 31, 1998, $1,224 million of goodwill was recorded as an asset on our balance sheet.
(3)  The $159 million restructuring expense in 1996 is a reserve that was established in 1996 to cover the cost of plant closures, employee termination costs and other costs associated with our restructuring plans. See Note 15 to our Combined Financial
     Statements for a more complete description of this reserve.
(4)  We define EBITDA as operating income (loss) from continuing operations, excluding depreciation and amortization, goodwill amortization and restructuring charge (credit) and writedown of property and equipment. EBITDA does not represent cash flow for the periods presented and should not be considered as an alternative to net income (loss), as an indicator of our operating performance or as an alternative to cash flows as a source of liquidity. It may not be comparable with EBITDA as defined by other companies. We believe EBITDA is commonly used by financial analysts and others in the packaging industry.
(5)  Working capital (deficit) represents total current assets, excluding cash, less total current liabilities, excluding current portion of long-term debt and short-term financing.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

         Our Pro Forma Combined Financial Information as of and for the year ended December 31, 1998, which is unaudited, has been prepared from the Combined Financial Statements which we present elsewhere in this prospectus. This information reflects adjustments for the following transactions:

      o   the reorganization of ANC

      o the agreement by Pechiney Plastics to reimburse us on an after-tax basis for any payments we make with respect to the Viskase litigation, together with Pechiney's guarantee of this obligation

      o the payment of a $137 million dividend to Pechiney by certain of its beverage can subsidiaries prior to this offering

      o the transfer to Pechiney Plastics of $275 million of short-term and long-term debt owed to Pechiney

      o the conversion of $681 million of short-term and long-term debt owed to Pechiney to third party debt.

These adjustments are more fully described in the notes to the Pro Forma Combined Financial Information below.

      For purposes of the Pro Forma Combined Statement of Income, these transactions are assumed to have occurred on January 1, 1998. For purposes of the Pro Forma Combined Balance Sheet, they are assumed to have occurred on December 31, 1998.

      Our management believes that the assumptions used to prepare the Pro Forma Combined Financial Information are reasonable under the circumstances. The Pro Forma Combined Financial Information does not necessarily reflect what our results of operations or financial position would have been if the transactions had been completed as of the dates indicated, nor does it give effect to any events other than those discussed in the notes to the Pro Forma Combined Financial Information below. The Pro Forma Combined Financial Information may not be indicative of our future operating results or financial position.

      The Pro Forma Combined Financial Information should be read in conjunction with our Combined Financial Statements and the sections entitled "Reorganization of ANC" and "Management's Discussion and Analysis of Results of Operations and Financial Condition" included elsewhere in this prospectus.

                                                                             Year Ended December 31, 1998
                                                                 -----------------------------------------------------
                                                                                    Reorganization         Pro Forma
Pro Forma Combined Statement of Income                               Actual         and Financing         As Adjusted
                                                                 -------------- ---------------------- ---------------
                                                                                    ($ in millions)
Net sales.....................................................       $2,459                  -               $2,459
Costs of goods sold (excluding depreciation)..................        1,985                  -                1,985
Selling, general and administrative expense...................          138                  -                  138
Research and development expense..............................           15                  -                   15
Depreciation and amortization.................................           82                  -                   82
Goodwill amortization.........................................           40                  -                   40
Restructuring charge (credit) and writedown of property
   and equipment..............................................           (2)                 -                   (2)
                                                                     ------             ------               ------
Operating income (loss) from continuing operations............          201                  -                  201
Interest expense..............................................           69             $    7 (1)               76
Interest income and other financial income
   (expense), net.............................................           11                 (3)(2)                8
                                                                     ------             ------               ------
Income (loss) from continuing operations before income
   taxes, equity in earnings of affiliates, minority interest
   and cumulative effect of accounting change.................          143                 (10)                133
Income tax expense (benefit)..................................           26                 (4)(3)               22
                                                                     ------             ------               ------
Income (loss) from continuing operations
   before equity in earnings of affiliates, minority interest
   and cumulative effect of accounting change.................          117                 (6)                 111
Equity in net earnings (loss) of affiliates...................            4                  -                    4
Minority interest.............................................           (5)                 -                   (5)
                                                                     ------                  -               ------
Income (loss) from continuing operations before
   cumulative effect of accounting change.....................       $  116             $   (6)                $110
                                                                     ======             ======               ======

Pro forma basic and diluted net income per share..............
Pro forma weighted average shares outstanding.................

                                                                               As of December 31, 1998
                                               -------------------------------------------------------------------------------------
                                                                                                                          Pro Forma
                                                  Actual         Reorganization        Financing          Offering       As Adjusted
                                                  ------         --------------        ---------          --------       -----------
Pro Forma Combined Balance Sheet                                                   ($ in millions)
Assets:
Current assets

     Cash and cash equivalents..............        171              (100)(4)             (2)(8)              -                69
     Accounts receivable....................        138                 -                  -                  -               138
     Other receivables and prepaid expenses.         42                 -                  -                  -                42
     Inventories............................        236                 -                  -                  -               236
     Net assets of discontinued operations..         47               (47)(5)              -                  -                 -
     Deferred income taxes..................        110                 -                  -                  -               110
                                                -------           -------            -------            -------           -------
          Total current assets..............        744              (147)                (2)                 -               595
Property, plant and equipment net...........        836                 -                  -                  -               836
Goodwill....................................      1,224                 -                  -                  -             1,224
Investments in equity affiliates............        113                 -                  -                  -               113
Pension asset...............................        212                 -                  -                  -               212
Net assets of discounted operations.........        536              (536)(5)              -                  -                 -
Deferred income taxes.......................        193               (28)(6)              -                  -               165
Other long-term assets......................         69                 -                  2 (9)              -                71
                                                -------           -------            -------            -------           -------
          Total assets......................      3,927              (711)                 -                  -             3,216
                                                =======           =======            =======            =======           =======

Liabilities and Owner's Equity:
Current liabilities.........................
     Accounts payable - trade...............        241                 -                  -                  -               241
     Other payables and accrued liabilities.        342                 -                  -                  -               342
     Current portion of long-term debt......          7                 -                 (5)(9)              -                 2
     Short-term financing:
     Related party..........................        660              (275)(5)           (385)(9)              -                 -
     External...............................         20                 -                243 (9)              -               263
                                                -------           -------            -------            -------           -------
          Total current liabilities.........      1,270              (275)              (147)                 -               848
Deferred income taxes.......................         60                 -                  -                  -                60
Postretirement benefit obligations..........        309                 -                  -                  -               309
Other long-term liabilities.................        170                 -                  -                  -               170
Long-term debt:
     Related party..........................        291                                 (291)(9)              -                 -
     External...............................        260                37 (4)            438 (9)              -               735
                                                -------           -------            -------            -------           -------
          Total liabilities.................      2,360              (238)                 -                  -             2,122

Minority interests..........................         29                 -                  -                  -                29

Preferred Stock.............................          -                 -                  -                  -                 -
Common stock................................                            -                  -                 10 (10)           10
Additional paid-in capital..................                           62 (7)              -              1,120 (10)        1,182
                                                                  -------            -------            -------           -------
Less:  Receivable
     from Pechiney Plastic Packaging, Inc.                            (62)(7)              -                  -               (62)
Owner's equity..............................      1,603              (473)(4)(5)(6)        -             (1,130)(10)
                                                                          (7)(8)
Accumulated other comprehensive loss........        (65)                                                                      (65)
                                                -------           -------            -------            -------           -------
Total equity                                      1,538              (473)                                                  1,065
                                                -------           -------            -------            -------           -------
Total liabilities and equity                      3,927              (711)                                    -             3,216
                                                =======           =======            =======            =======           =======

Notes to the Pro Forma Combined Financial Information

(1) Reflects the increase in interest expense based on (i) the transfer by ANC to Pechiney Plastics of $275 million of intercompany debt payable to Pechiney, (ii) the assumed additional borrowings of $518 million under the existing credit facilities, (iii) the proceeds from a new $200 million five-year revolving credit facility at an assumed interest rate of 6.5% and (iv) repayment of $681 million of related party debt. The average borrowing for the year ended December 31, 1998 is assumed to be $1,150 million. The increase in interest expense consists of the following:


                                                                 ($ in millions)
Assumed interest expense on average borrowings................        $75
Amortization of deferred financing costs......................          1
                                                                     ----
                                                                       76
Interest expense on historical debt...........................        (69)
                                                                     ----
Increase in interest expense..................................       $  7
                                                                     ====

(2) Reflects the decrease in interest income due to the use of $100 million of cash at an assumed average interest rate of 3% for the payment of dividends to Pechiney by certain of Pechiney's European beverage can subsidiaries.
(3) Reflects the estimated tax impact of pro forma adjustments using an effective tax rate of 39.6%.
(4) Reflects the payment of dividends aggregating $137 million to Pechiney by certain of Pechiney's European beverage can subsidiaries, consisting of an assumed $100 million of existing cash and the borrowing of $37 million of long-term external debt.
(5) Reflects (i) the contribution by ANC of its plastic packaging activities and other operations to Pechiney Plastics in return for common stock constituting 100% of the share capital of Pechiney Plastics; (ii) the transfer by ANC to Pechiney
         Plastics of $275 million of short-term financing with
         Pechiney; and (iii) the transfer by ANC of its shares of Pechiney Plastics to Pechiney in exchange for shares of ANC held directly by Pechiney.
(6) Reflects the use of net operating loss carryforwards related to the taxable gain on the sale to another subsidiary of Pechiney of plastic packaging technology with a currently estimated value of $70 million, using an effective tax rate of 39.6%.
(7)      Reflects the agreement by Pechiney Plastics to reimburse
         ANC on an after-tax basis for any payments it makes with respect to the Viskase proceedings, together with Pechiney's guarantee of this obligation.
(8) Reflects $2 million of debt issuance costs related to the new revolving credit facility.
(9) Reflects the repayment of intercompany debt with Pechiney of $681 million, the increase in short-term debt with others of $243 million and the increase in long-term debt with others of $438 million.
(10)     Reflects the formation of our company and the issuance of    million of
         our shares of common stock, including    million shares which we expect
         to sell in this offering.

The interest rate used to calculate pro forma interest expense on the new and existing revolving credit facilities is 6.5%. The rate on the revolving credit facilities is based on our estimates, considering market conditions for similar facilities. A 0.5% change in the interest rate on the revolving credit facilities would result in a $3.5 million increase (or decrease) in the pro forma interest expense for the year ended December 31, 1998.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         We manufacture beverage cans and beverage can ends and have an extensive presence in the worldwide beverage can markets. Our activities are conducted in several geographic areas, principally North America, South America, Europe and the Far East. In 1998, our businesses in the Americas (the United States and Brazil) accounted for 63% of our net sales, while Europe, including Turkey, accounted for 36%. In the Far East, we have a manufacturing subsidiary in China and equity positions in Japan and South Korea.

         Our Financial Statements. This discussion is based on our Combined Financial Statements, to which you should also refer. Our Combined Financial Statements show our financial condition, results of operations and cash flows. Our Combined Financial Statements may not reflect what our results of operations, financial position and cash flows would have been had we been operating as a separate, stand-alone entity during the periods presented or what our results of operations, financial position and cash flows will be in the future. This is because we were not operated as a single stand-alone business for the periods presented.

         Non-beverage can activities that were transferred to Pechiney as part of the reorganization of Pechiney's U.S. packaging operations which resulted in our formation have been treated as discontinued operations in our Combined Financial Statements. As such, they have not been included in the specific line items shown in the combined statements of income, balance sheets and statements of cash flows. Net income (or loss) from discontinued operations is shown as a separate line item on the combined statement of income. On the combined balance sheet, the net current and non-current assets of the discontinued operations are aggregated and presented as single line items. The combined statement of cash flows sets forth separately the cash flows of discontinued operations as single line items within each major category of cash flows. In this section, we analyze only the results of operations and financial condition of our continuing operations.

         You should also refer to our Pro Forma Combined Financial Information, which is intended to present certain financial information as if the reorganization of Pechiney's U.S. packaging operations which resulted in our formation had taken place.

         Net Sales. Our net sales figures reflect the volume of cans and can ends that we sell. In certain cases, we sell can ends separately. Net sales also reflect the relative mix of different sized cans. A higher proportion of higher-priced cans (such as larger cans or cans with special features) can lead to higher net sales figures even if overall volumes remain stable.

         Sales of beverage cans are highest during the summer months. Therefore, our sales for the second and third quarters of the year, which include the warmer months in North America and Europe, are higher than in the first and fourth quarters. In the past, significant changes in summer weather conditions have caused variations in demand for beverage cans and therefore in our net sales.

         Some of our long-term sales contracts with customers contain formulas that link the can price to our raw material cost, generally on the basis of prevailing aluminum prices several months prior to the sale. These formulas can lead to variations in net sales levels which, because they are generally offset by corresponding variations in the cost of goods sold, do not necessarily affect our operating income levels.

         Significant portions of our sales are in European currencies, especially currencies that now comprise the Euro, as well as the British pound. Revenues denominated in foreign currencies are translated into U.S. dollars in preparing our financial statements. Therefore, when these currencies fluctuate in value relative to the U.S. dollar, our net sales figures may fluctuate accordingly.

         Cost of Goods Sold (Excluding Depreciation). Our cost of goods sold consists of raw materials costs, as well as other operating expenses and freight charges. It does not include depreciation and amortization charges.

o The principal raw material used in manufacturing beverage cans is aluminum can sheet for aluminum cans and ends, and steel can sheet for steel cans. Metal generally represents between 60% and 70% of the manufacturing cost of the beverage can, depending on the can size and the type of metal used. We purchase most of our aluminum can stock requirements from major aluminum can sheet producers in North America and Europe and we purchase steel from major European producers. In particular, we have long-term aluminum purchase contracts with:

         o Alcan Rolled Products Company, which supplied approximately 47% of our worldwide aluminum tonnage in 1998.
         o Aluminum Company of America (known as "Alcoa"), which supplied approximately 29% of our worldwide aluminum tonnage in 1998.
         o Pechiney, which supplied approximately 14% of our worldwide aluminum tonnage in 1998.

         All of our purchase contracts are entered into on an arms'-length basis on prevailing market terms. Unless otherwise fixed by contract, can and end sheet prices vary in relation to the market prices for aluminum and steel. Aluminum prices have historically fluctuated while steel prices have been stable.

         In addition to metals, we use other raw materials, principally compound, inks, varnishes and coating materials.

o Other operating expenses include all other fixed and variable expenses required to run our can and end plants, principally labor costs, utilities and repair materials.

o Freight charges represent the cost of transporting cans from our facilities to our customers' facilities, as well as all other logistical costs.

         Selling, General and Administrative Expense. This item consists of selling and administration compensation costs, together with all other administration costs such as our headquarters costs, management information systems and certain consulting and other fees. It does not include depreciation and amortization charges.

         Research and Development Expense. This item includes our product engineering costs in the United States, including our Beverage Technical Center located near Chicago, as well as the cost of research services which we have historically purchased from Pechiney's facility in Voreppe, France.

         EBITDA. We believe EBITDA is an appropriate financial measure of our operating performance, given our significant non-cash depreciation and amortization charges and our significant goodwill amortization charges. We define EBITDA as operating income (loss) from continuing operations, excluding depreciation and amortization, goodwill amortization and restructuring charge (credit) and writedown of property and equipment. Our discretionary use of funds depicted by EBITDA may be limited by working capital, debt service, tax payment and capital expenditure requirements, and by restrictions related to legal requirements, commitments and uncertainties. You should refer to the section entitled "Selected Combined Financial Information" for a further discussion of EBITDA.

         Depreciation and Amortization. This item consists of depreciation of our productive and administrative capital assets, and amortization of purchased software and other intangibles. It does not include goodwill amortization.

         Goodwill Amortization. This item relates principally to the revaluation of our tangible assets and liabilities as of the date of our acquisition by Pechiney in 1988. The initial amount, which totaled approximately $1.6 billion, is being amortized over a 40-year period, which results in an annual charge of approximately $40 million. At December 31, 1998, our balance sheet reflected approximately $1.2 billion of goodwill remaining to be amortized.

         Restructuring Charge (Credit) and Writedown of Property and Equipment. This item consists principally of restructuring charges (related to plant closures and other modernization programs) as well as gains and losses on fixed asset sales, and asset impairment charges.

         Accounting Change. Effective January 1, 1998, we adopted AICPA Statement of Position 98-5, "Reporting of the Costs of Start-Up Activities," and wrote off previously capitalized start-up expenses of $3 million, net of taxes of $1 million.

         Acquisitions and New Operations.

o In February 1996, we acquired Sitac S.r.l. (subsequently renamed Nacanco Italia S.r.l.), an Italian beverage can end manufacturer, for a purchase price of $12 million, excluding cash acquired. We recorded goodwill of $1.6 million in connection with the transaction.

o In late 1996, our Brazilian subsidiary commenced operations. Pechiney contributed $66 million in cash and equipment to finance the construction of the Brazilian facility, and this contribution is reflected in cash flows from financing activities in 1996. The facility had minimal impact on 1996 sales, operated at partial capacity during its start-up year 1997, and came fully on-stream in 1998.

Results of Operations in 1996, 1997 and 1998

         The following table shows our EBITDA, our operating income (loss) from continuing operations and various expense items as a percentage of our net sales for 1996, 1997 and 1998.


                                                                             Year Ended
                                                                            December 31,
                                                        ----------------------------------------------
                                                               1996              1997             1998
                                                        ----------------------------------------------
                                                                     (Percentages of net sales)


Net sales...............................................       100.0%           100.0%          100.0%
     Cost of goods sold (excluding depreciation)........        86.9%            83.9%           80.7%
     Selling, general and administrative expense........         5.4%             5.4%            5.6%
     Research and development expense...................         0.9%             0.8%            0.6%
                                                                 ----             ----            ----
EBITDA..................................................         6.8%             9.8%           13.1%
     Depreciation and amortization......................         2.9%             3.2%            3.3%
     Goodwill amortization..............................         1.6%             1.7%            1.6%
     Restructuring charge (credit) and writedown of
     property and equipment.............................         6.3%             0.4%           (0.1)%
                                                                 ----             ----            ----
Operating income (loss) from continuing operations......        (4.0)%            4.5%            8.2%
                                                                ======            ====            ====

Net Sales

         Our net sales totaled $2,459 million in 1998, compared with $2,465 million in 1997 and $2,520 million in 1996. The 0.3% decline overall in 1998 reflected mixed results in key market areas. Net sales in the Americas in 1998 were stable at $1,560 million compared to $1,554 million in 1997. In the United States, although our product mix improved, this was offset by lower volumes in both soft drink cans and beer cans. The lower volumes in soft drink cans resulted from a loss of market share, while the decrease in beer can volume was due to an overall decline in the market. Brazil reported good gains due to increased market demand and the plant being on-line for the full year. Net sales in Europe and Asia declined slightly by 1.1%, to $901 million in 1998. Strong market growth in Southern Europe partially offset the negative impact of a less favorable product mix and poor weather conditions in Northern Europe.

         In 1997, the 2.2% decrease in net sales reflected a decline in our overall selling prices, partly offset by total volume gains. In the Americas, net sales decreased by 1.7% to $1,554 million in 1997 from $1,581 million in 1996. This decrease reflected an increase in unit volumes, more than offset by a decrease in selling prices. The lower selling prices reflected the low market price of aluminum in late 1996 and early 1997 which was largely passed on to customers through contract pricing formulas. The increase in unit volumes was driven by soft drink can sales, which benefited from sustained demand throughout most of the year. Beer can sales declined, however, continuing the trend toward premium and microbrew beers (generally sold in glass) and away from budget priced beer

(generally sold in cans). Unit volumes were also spurred by increased can end sales and the commercial start-up of the Brazilian facility.

         In Europe and Asia, net sales decreased by 3.7% to $911 million in 1997 from $946 million in 1996, largely due to the depreciation in selling currencies (notably the Spanish peseta, German mark and Italian lira) against the U.S. dollar. This factor was partially offset by a slight increase in unit volumes, driven by strong demand in Southern Europe.

Operating Expenses

o Cost of goods sold amounted to $1,984 million in 1998, compared with $2,069 million in 1997 and $2,190 million in 1996. These figures represent consistent reductions in cost of goods sold as a percentage of net sales, which equaled 80.7% in 1998, 83.9% in 1997 and 86.9% in 1996.

         We undertook two specific cost reduction programs during the period:
         Project Challenge and Next Level. Pechiney introduced Project Challenge in 1996 as a business-wide cost reduction program. The program's objective was to reduce the 1995 cost base, excluding metals, by 20% by the end of 1999, an outcome we achieved by year-end 1998. Following completion of Project Challenge in 1998, we introduced Next Level, a continuous improvement process that seeks to increase productivity and reduce costs, while limiting additional capital expenditures. This ongoing program has already produced concrete results in the United States, including a 4% improvement in cans per man-hour over 1997.

o Selling, general and administrative expenses amounted to $138 million in 1998, compared with $134 million in 1997 and $136 million in 1996. The slight increase in 1998 primarily reflected an increase in bad debt expense of $7 million, together with increased consulting expenses relating to Project Challenge. Excluding these factors, SG&A expenses decreased by 4.5% in 1998, reflecting our ongoing cost reduction efforts.

o Research and development expense amounted to $15 million in 1998, compared with $20 million in 1997 and $22 million in 1996. In 1998, we used fewer services from Pechiney's research center and were allocated a lower portion of costs relating to this center. The lower charges in 1998 and 1997 also reflected our ongoing effort to share a larger portion of development expenses with customers and suppliers.

EBITDA

         Our EBITDA totaled $321 million in 1998, compared with $242 million in 1997 and $173 million in 1996. These figures reflect increases of 32.6% in 1998 and 39.9% in 1997.

Operating Income (Loss) from Continuing Operations.

         Our operating income from continuing operations totaled $201 million in 1998, compared with $112 million in 1997 and a loss of $101 million in 1996.

o Depreciation and amortization amounted to $82 million in 1998, compared with $78 million in 1997 and $74 million in 1996. The $4 million increases in each of 1998 and 1997 reflected capital expenditure levels, including the Brazilian expansion and Project Challenge.

o Restructuring and writedown of property and equipment posted a credit of $2 million in 1998, compared with charges of $11 million in 1997 and $159 million in 1996. In 1998, we took no charges, but we restored to income $2 million of the reserves that we had previously taken as part of Project Challenge, due to a revision in its scope. The
         1997 charge includes a $10 million impairment writedown for our investment in China in light of economic conditions there.

         In the fourth quarter of 1996, we recorded a charge of $159 million for restructuring and impairment of property and equipment related to actions taken under Project Challenge. After years of strong growth, the beverage can market in the United States and Canada had reached maturity. In 1996, the market had increased only slightly over the prior year resulting in an industry supply/demand imbalance, which led to our decision to reduce annual capacity by in excess of three billion cans.

         The restructuring charge related primarily to the planned shutdown of five can manufacturing facilities to eliminate production overcapacity. One of these facilities (Jacksonville, Florida) was shutdown in December 1996. The remaining reduction of capacity was planned to be accomplished by the shutdown of three plants in 1997 and one in 1998. In addition to the cost of the five plant shutdowns, the restructuring charge covered the reorganization of operations at certain other existing plants which would continue operations and the elimination of certain executive and administrative functions at our headquarters and other plants.

         In May 1997, the San Juan, Puerto Rico facility was shutdown. In the fourth quarter of 1997, we decided to defer to 2000 the shutdown of the remaining two plants originally scheduled for shutdown in 1997. These two plants primarily produce special-sized cans under contracts that are scheduled to expire in 2000. Our shutdown plan for one of the two plants originally contemplated certain capital investments to be made to expand another plant to allow for the transfer of production of the special-sized cans. A decision was made in 1997 not to make the necessary capital investment and to continue to operate the plant. Our plan for the second plant was to negotiate an early termination of the contract or to make alternative supply arrangements. In 1997, we made a decision to continue to operate the plants at approximately 50% of capacity, incurring cash losses, which are recorded as incurred.

         In 1998, based on a large customer's decision to reduce its purchases in various geographic markets and on studies by outside consultants of market demographics, our management decided not to close a plant provided for in 1996 which at that time was expected to be closed in 1998, but rather to temporarily curtail production at several lines in our facilities. As a result, the reserve of $17 million previously established for employee termination and severance programs, lease termination costs, facility costs and other exit costs related to this plant was restored to income. A further restoration of $29 million related to adjustments to the restructuring reserve for changes in estimates of the number of employees to be terminated at plants shutdown or to be shutdown, and higher-than-expected proceeds on the sale of several plant sites.

         In connection with the 1998 decision not to close the previously identified plant and in response to the continuing oversupply of can production capacity, in 1998 our management decided to close a different plant in late 1999. Accordingly, a charge of $25 million was recorded in 1998 to cover the costs of the new plant closure.

          For further discussion of these items, please refer to Note 15 to our Combined Financial Statements.

Income (Loss) from Continuing Operations and Cumulative Effect of Accounting Change

o Interest expense totaled $69 million in 1998, compared with $90 million in 1997 and $95 million in 1996. These decreases reflect the continued reductions in our debt levels. The $21 million decline in 1998 also reflects the repayment of $473 million of intra-group debt as part of a capital reorganization of ANC. You should refer to Note 1 to our Continued Financial Statements for a discussion of this capital reorganization. Our interest expense levels in 1999 and future years may be significantly different from these historical figures because of the change in our capital structure after this offering. In particular, we expect that our financing will be entirely provided by third-party lenders rather than Pechiney, which has provided a significant proportion of our financing in recent years. You should also refer to the discussion of our historical and prospective financing sources and requirements in the "--Liquidity and Capital Resources" discussion below.

o Interest income and other financial income (expense), net amounted to $11 million in 1998, compared with $27 million in 1997 and $4 million in 1996. Within this item, interest income totaled $14 million in 1998, compared with $8 million in 1997 and $9 million in 1996. Interest income in each year was partly offset by expenses related to the sale of accounts receivable under our receivables sales agreement. The 1997 income amount also included a $21 million nonrecurring gain relating to foreign currency forward contracts.

         Effective March 31, 1999, we sold our 50% interest in the Container Recycling Alliance partnership, a joint venture with Waste Management, Inc. for the recycling of glass, at a gain of approximately $5 million. The selling price was $9 million in cash, plus future payments to us based on the partnership's operating results for the two years ending December 31, 2000. The agreement specifies that such future payments will not be less than $750,000 in the aggregate.

o Income tax expense amounted to $27 million in 1998, compared with $30 million in 1997 and an income tax benefit of $35 million in 1996. In 1998, we received a favorable tax settlement from the Internal Revenue Service pertaining to federal income tax returns for the years 1985 through 1995. This settlement enabled us to write back $32 million of our reserves for income taxes, which was offset against our income tax expenses in 1998. Excluding this effect, our 1998 income tax expense would have been $59 million. The income tax benefit in 1996 reflects the losses we incurred in that year, due principally to our restructuring charge.

         Our effective tax rate was 18.6% in 1998, compared with 61.4% in 1997 and negative 18.3% in 1996. Our effective tax rate differs from the statutory rate because our goodwill amortization (a relatively stable amount in each period) is not deductible for tax purposes. This results in a higher effective tax rate, particularly in years where profits are lower. The rate also fluctuates as a function of varying profit levels in foreign countries, where the tax rates differ. In 1998, excluding the favorable tax settlement and the goodwill amortization effect, our effective tax rate would have been 31.3%. In 1997, excluding the goodwill amortization effect, the rate would have been 32.1%

o Equity in net earnings (loss) of affiliates (Korea, Mexico and Japan) totaled $4 million in 1998, compared with losses of $3 million in 1997 and earnings of $1 million in 1996. In 1998, operations improved in Mexico and Korea, compared with weak performance in 1997 which related particularly to the devaluation of the Korean won at the end of 1997.

o Minority interest (relating to operations in Turkey and China) remained relatively stable at $5 million in 1998 and 1997, compared with $7 million in 1996.

         Income (loss) from continuing operations before the cumulative effect of the accounting change totaled $116 million in 1998, compared with $10 million in 1997 and a loss of $163 million in 1996. The cumulative effect of the accounting change resulted in a $3 million charge in 1998, net of tax of $1 million.

Liquidity and Capital Resources

         Liquidity and Capital Resources Prior to this Offering

         In recent years, our primary sources of cash have been cash flow from operations, advances and other intra-group borrowings from Pechiney, and the following third-party financing transactions:

o We have a $500 million revolving credit facility with a syndicate of commercial banks led by The First National Bank of Chicago. The available lines of credit are due to expire on various dates from 2001 through 2003. At December 31, 1998, we had drawn $20 million under this facility. Drawings bear interest based on a spread over Libor plus certain other fees, as discussed in Note 7 to our Combined Financial Statements. Currently, the only financial covenant in this facility is a minimum net worth requirement.

o We have $228 million of privately placed notes outstanding, which are due to be repaid on various dates from 2000 through 2008 (including $110 million to be repaid in December 2003). Interest rates under the notes are fixed and vary from 5.69% to 6.64% according to the note series.

o We have a receivables sale facility under which we can sell up to $125 million of trade receivables to Windmill Funding Corporation and ABN AMRO Bank N.V. At December 31, 1998, we had sold $38 million under this facility. Currently, the only financial covenant in this facility is a minimum net worth requirement.

o Vitro-American National Can, S.A. de C.V. has credit facilities totaling $35 million from commercial banks that are partially guaranteed by Pechiney.

         The advances and other intra-group borrowings from Pechiney amounted to $956 million at December 31, 1998.

         In 1998, our debt to equity ratio was reduced to 0.80 compared to 1.75 in 1997 and 2.23 in 1996. The improvement in the ratio in 1998 reflects improved earnings and cash flows as well as the impact of the capital reorganization of ANC which reduced debt and increased equity by $473 million. You should refer to
Note 1 to our Combined Financial Statements for a discussion of the capital reorganization. In 1997, the reduction in the ratio was the result of forgiveness of $152 million of debt by Pechiney.

         Liquidity and Capital Resources Following this Offering

         As this offering will result in a change of control of our business, it will affect our existing debt financing in the following ways:

o We will become subject to new financial covenants under the $500 million revolving credit facility and under the receivables sale agreement (the same new covenants under both agreements).

o We will be required to make an offer to prepay the $228 million of privately placed notes, which if accepted would also require us to pay a make-whole premium to be calculated on the basis of prevailing interest rates.

o The lenders under Vitro-American National Can's credit facilities will be entitled to terminate the credit facilities when the offering is completed.

o Pechiney has indicated that our intra-group advances and borrowings will terminate or be transferred to Pechiney Plastics when the offering is completed.

         We are currently in discussions with our third-party lenders with respect to these matters.

         As a separate entity, we will have a capital structure and financial policies that are reflective of an independent company, allowing us to make better capital allocation and investment decisions. We estimate that following this offering we will require a total of approximately $1.2 billion of debt financing and available lines of credit. We have commenced negotiations with potential new third-party lenders to obtain some or all of this amount when the offering is complete. In the future, our debt requirements may change depending on our liquidity needs, our capital expenditure requirements, and our cash flow from operations.

         Capital Expenditures

         Our business requires ongoing capital investments to maintain our existing level of operations and implement productivity improvements. These investments totaled $65 million in 1998, $72 million in 1997 and $142 million in 1996. The higher levels of spending in 1996 included investments for construction and start-up of our Brazilian plant. Excluding the Brazilian investment, our 1996 capital expenditures would have been $85 million. The reductions in spending over the three-year period (excluding Brazil) reflect our drive for further efficiency and productivity through lean manufacturing rather than high levels of capital spending. Capital expenditures in 1998 focused on achieving manufacturing improvements by installing equipment to improve quality and reduce labor cost.

         Cash Flows

         The following table shows selected cash flow data for our continuing operations in 1998, 1997 and 1996.


                                                                           Year ended December 31,
                                                               --------------------------------------------
                                                                    1996            1997            1998
                                                               -------------    -----------     -----------
                                                                               ($ in millions)
                                                                                                       >
Net cash provided by operating activities of continuing
   operations ................................................        4              65             150
Net cash used in investing activities of continuing
   operations ................................................     (119)            (57)            (58)
Net cash provided by (used in) financing activities of
   continuing operations......................................       99              (3)             26
Cash and cash equivalents at end of year......................       66             106             171

         In 1998, net cash provided by operating activities of continuing operations totaled $150 million, driven by $116 million of income from continuing operations and depreciation and amortization of $123 million, together with a $31 million provision for deferred income taxes. In 1998, we reduced our net trade working capital (defined as inventories, accounts receivable and accounts payable) by an aggregate of $9 million compared with 1997. This was achieved principally through a decrease in inventory balances in the United States as a result of the Project Challenge cost reduction program. Offsetting these cash flows were $35 million of noncash pension income and $32 million related to our favorable tax settlement from the Internal Revenue Service, which was recorded as income but did not generate a cash benefit.

         In 1997, net cash provided by operating activities of continuing operations totaled $65 million, driven by income from continuing operations of $10 million and depreciation and amortization of $119 million. Pension funding of $55 million reduced the cash provided by operating activities. Although our trade working capital remained relatively stable on a net basis, both receivables and payables increased during the year as a result of the start-up in Brazil. Increased inventories in Brazil were more than offset by inventory reductions achieved in the United States, which accounted for our overall $6 million reduction in inventories during the year.

         In 1996, net cash provided by operating activities of continuing operations totaled $4 million. The loss from continuing operations of $163 million was partly offset by the $159 million restructuring provision and depreciation and amortization of $115 million. We reduced our net trade working capital by $39 million. The cash generated by these items was principally used to fund pension plan contributions of $119 million and $23 million of restructuring expenditures. The fluctuations in trade working capital items during the year were principally due to the decline in metals prices, which affect our inventory carrying value and selling prices. The $81 million inventory reduction reflected theses lower metals prices as well as a decline in quantities. The $53 million decrease in accounts receivable was due principally to lower selling prices (due to lower metals prices), as well as reduced payment periods, while accounts payable declined by $95 million due also to lower metals prices.

         Net cash used in investing activities of continuing operations remained relatively stable at $58 million in 1998 and $57 million in 1997. This item includes our capital expenditures net of the proceeds of sales of assets. The increased levels of capital expenditures in 1996 related to investments for construction of our Brazilian plant.

         Net cash provided by financing activities of continuing operations in 1998 totaled $26 million, reflecting the reorganization of our capital structure in Europe. In that reorganization, we exchanged stock interests in certain European subsidiaries for the sum of $883 million. This funded a dividend to Pechiney of $410 million (which is included in the $425 million of dividends paid in that year) and a $473 million repayment of long-term debt owed to Pechiney (which is included in the $596 million of payments of long-term debt in that year).

         In 1997, net cash used in financing activities of continuing operations totaled $3 million. This amount included $28 million in payments on long-term debt and $8 million in dividends paid. In 1996, net cash provided by financing activities of continuing operations totaled $99 million, which included net new long-term debt of $88 million (offset by a $37 million decrease in short-term debt) as well as a $66 million capital contribution from Pechiney related to the new investment in Brazil.

         At December 31, 1998, we had a total of $148 million of net operating losses recorded on our balance sheet as deferred income taxes. In conjunction with the reorganization of Pechiney's packaging operations which resulted in our formation, we expect that plastic packaging technology with a currently estimated value of $70 million will be sold to another subsidiary of Pechiney. This sale should give rise to a tax charge of $28 million which we will offset against a portion of our net operating losses. Following the reorganization, on a pro forma basis, we have a total of $120 million of available U.S. net operating losses.

         U.S. tax rules impose an annual limit on the amount of net operating loss and tax credit carryforwards that may be used by a company following a change in its ownership of more than 50%. These rules apply because Pechiney is selling more than 50% of our shares. The annual limitation on tax benefits from these carryforwards is equal to the product of (i) the federal income tax rate multiplied by (ii) an amount equal to the product of (x) the federal long-term tax exempt rate multiplied by (y) the fair market value of the company on the date of the ownership change. We do not expect this limiation to have a material impact on our ability to utilize our net operating losses and tax credit carryforwards.

Quantitative and Qualitative Disclosures about Market Risk

         We are exposed to various market risks, including fluctuations in metals prices, foreign exchange rates and interest rates on our debt. Prior to this offering, these risks were managed principally through Pechiney's risk management system. We are implementing a worldwide ANC risk management program to assess our exposure to market risk and implement protection policies.

         Metals Prices

         The principal raw material used in manufacturing beverage cans is aluminum can sheet and steel can sheet. Unless otherwise fixed by contract, can sheet prices vary in relation to the market prices for aluminum and steel. The market price of aluminum has historically been volatile, while the market price of steel has been more stable.

         We generally do not use commodity derivative instruments. We generally limit our exposure to aluminum price fluctuations by matching the terms of our aluminum purchase contracts with the terms of our customer sales contracts. In the United States, several major suppliers of aluminum can stock offer pricing systems which provide a "band" pricing formula. Under these contracts, the price of aluminum can stock varies with aluminum quotations, but only within a band (i.e., an upper limit and lower limit) for a period of up to five years. Other suppliers offer to supply aluminum can stock on the basis of a capped ingot price, but without a lower limit price. In the United States, we have entered into long-term sales contracts with many of our customers, in which the selling price for beverage cans is based on similar pricing formulas. These sales contracts cover over 90% of our net sales in North America.

         In Europe, over 60% of our net sales are made under long-term contracts of varying lengths. Pricing on most of these contracts is determined on an annual basis. We manage our exposure to aluminum price volatility in Europe by matching aluminum purchases to sales agreements for similar periods. Steel prices have historically been stable and we expect our existing long-term contracts to give us continued price stability for steel.

         Foreign Exchange Rates

         We are exposed to two types of risks related to currency exchange rates: transaction risk and translation risk.

         Transaction Risk. Transaction risk occurs when one of our operating units enters into a foreign currency denominated transaction, with the result that its expenses are denominated in a different currency from its revenues. This risk is not significant in our United States operations, since we both purchase raw materials and sell cans in transactions denominated in U.S. dollars. The introduction of the Euro on January 1, 1999 eliminated transaction risk between the 11 European countries participating in the European Monetary Union (known as the "Euro zone"). Therefore, in our business, this risk arises principally in the United Kingdom.

         Within the United Kingdom, where our functional currency is the British pound, we purchase can sheet in Euros from suppliers in Euro zone countries. If the Euro exchange rate rises against the British pound, the relative cost (in British pounds) of the can sheet rises. To protect against this risk, when we enter into a long-term agreement to purchase can sheet, we hedge the risk by entering into a forward purchase of Euros. This effectively fixes the rate at which we will be able to obtain the Euros we will require to make payments under the contract, thereby eliminating the transaction risk.

         Similarly, we sell a portion of our U.K. can production to customers in Euro zone countries. These sales are denominated in Euros. If the Euro declines in value against the British pound, the amount of revenues (in British pounds) declines. When we enter into a long-term sales agreement, we hedge this risk through a forward sale of Euros. This effectively fixes the rate at which we will be able to sell the Euros we expect to receive in the future.

         Our policy is to use currency exchange instruments only to hedge against firm commitments under foreign currency denominated contracts to purchase raw materials or sell beverage cans. Our policy is not to engage in speculative foreign exchange transactions.

         Translation Risk. Translation risk occurs when the functional currency of a foreign business' financial statements is converted into our reporting currency, the U.S. dollar. For example, the assets, liabilities, revenues and expenses of our European operations must be translated into U.S. dollars for inclusion in our combined financial statements. To the extent that the exchange rates of the British pound and Euro relative to the U.S. dollar vary, the reported values of European assets and liabilities and the amount of their recorded earnings will change. We do not hedge against this particular translation risk.

         In Brazil and Turkey, which experience significant currency volatility, and where our functional currency is the U.S. dollar, we attempt to balance local currency denominated monetary assets and liabilities to manage translation risk. When this is not possible, we hedge translation risks that could have a negative impact on the cash flows of the business. For example, in Brazil, can sales are invoiced in Brazilian reals, whereas metal and certain other purchases are U.S. dollar denominated. We therefore enter into forward sales of Brazilian reals in order to fix the rate at which our Brazilian real receivable collections can be converted into the U.S. dollars required for metal purchases.

         Our Currency Instruments. Approximately 90% of our currency hedging instruments by nominal value have Pechiney as the counterparty. Following the offering, the existing instruments with Pechiney (which are forward purchase contracts and forward sale contracts) will remain in place until they mature. At December 31, 1998, we held forward contracts to purchase $321 million of foreign currency and to sell $90 million of foreign currency. These commitments extend through July 2003. The carrying value of these instruments in our accounts is approximately equal to their fair value, as illustrated by the tables below.

                                                       As of December 31, 1998
                                       ----------------------------------------------------------
                                                          Maturing Within      Maturing Between
                                         Total                1 Year               1-5 Years
                                       -------------   --------------------   -------------------
                                                          ($ in millions)
Nominal Value:
  Forward purchases
   Euros(1)......................            315                  230                    85
   British pounds................              1                    1                     -
   Other.........................              5                    5                     -
                                       ---------              -------               -------
     Total.......................            321                  236                    85
                                       =========              =======               =======

  Forward sales
   Euros(1)......................             24                   24                     -
   British pounds................             22                   22                     -
   Brazilian reals...............             42                   42                     -
   Other.........................              2                    2                     -
                                       ---------              -------               -------
     Total.......................             90                   90                     -
                                       =========              =======               =======

Fair Value:
  Forward purchases
   Euros(1)......................             (2)                   5                    (7)
   British Pounds................              -                    -                     -
   Other.........................              -                    -                     -
                                       ---------              -------               -------
      Total......................             (2)                   5                    (7)
                                       =========              =======               =======

Forward Sales
   Euros(1)......................              -                    -                     -
   British Pounds................              -                    -                     -
   Brazilian reals...............              -                    -                     -
   Other.........................              -                    -                     -
                                       ---------              -------               -------
      Total......................              -                    -                     -
                                       =========              =======               =======
-----------------------------

(1)  This item consists of contracts originally denominated in French francs, German marks, Dutch guilders, Belgian francs and Spanish pesetas, which are now denominations of the Euro.

         Fair value amounts represent the sum that we would receive (or pay) if the instrument were to be unwound as of December 31, 1998. Since these instruments relate to firm commitments, any gain or loss arising from the mark-to-market would be offset by a gain or loss on the foreign currency exposures they hedge.

         Interest Rate Risks

         Currently, approximately 80% of our debt is at variable interest rates, which results in exposure to increases in interest rates. We hedge a small portion of our current exposure using an interest rate cap instrument denominated in French francs, as illustrated by the table below.

                                                       As of December 31, 1998
                                       ----------------------------------------------------------
                                                          Maturing Within      Maturing Between
                                         Total                1 Year               1-5 Years
                                       -------------   --------------------   -------------------
                                                          ($ in millions)
Nominal Value:
  Purchase of caps...............              9                    -                     9
                                          ------                -----                 -----
   Total.........................              9                    -                     9
                                          ======                =====                 =====

Fair Value:
  Purchase of caps...............              0                    -                     0
                                           -----                -----                 -----
   Total.........................              0                    -                     0
                                           =====                =====                 =====


         Since our intra-group debt provided by Pechiney will be terminated or transferred to Pechiney Plastics on completion of the offering, and we are currently in negotiations with potential new third-party lenders, our proportion of fixed and variable rate debt, and our exposure to increases in interest rates, may be significantly different following this offering.

Year 2000

         Many computerized systems and microprocessors that are embedded in a variety of products that we use may experience operational problems if they cannot handle the transition to the Year 2000. We are currently completing a program designed to ensure that our internal software systems and installed electronics will function properly with respect to dates in the Year 2000 and afterwards, and that our suppliers will be Year 2000 compliant. This program has consisted of identifying potential risks and carrying out appropriate corrective action.

         Risk Analysis. The process of identifying risks covered all of our information processing and automated industrial control systems, computer-based management systems, communications networks and security and access control systems. In 1996, we identified all systems at risk and planned appropriate corrective action.

         Corrective Action. Our corrective action program has covered internal systems, installed electronic components and supplier compliance.

o We purchased new computer systems to replace our old mainframe systems that were not compliant and which could not be upgraded practicably. In 1998, we purchased and installed a new SAP R/3 financial software package in the United States. Currently, we are installing a new SAP purchasing package in the United States and new SAP financial software across Europe (except for England and Spain). We expect to have completed installation of these packages by the end of the second quarter of 1999. Our operations in the United Kingdom and Spain are upgrading their Oracle financial software to a compliant version, and we expect to complete the upgrade in July 1999. Finally, we are installing Paradigm ERP software to replace our production, customer services, distribution and sales invoicing systems worldwide. We expect to complete installation of this software by the end of October 1999.

o We conducted an inventory of all ANC locations worldwide to identify all items that contained electronic components. We then contacted the manufacturers of those components and sought written assurances of Year 2000 compliance. Where items were identified as non-compliant, or where we received no response, we are implementing corrective action consisting of reprogramming, removing or replacing the item. We expect to have completed this action by the end of the second quarter of 1999.

o We have surveyed our major suppliers (including both hardware and software suppliers) and have sought assurances that their systems will be compliant. From the answers given, we believe that our major suppliers will generally be in compliance. In a minority of cases, we are continuing the audit or repeating our request for assurances. In particular, we believe that the level of compliance in emerging markets such as Brazil, Turkey and China is not as high as in North America and Europe.

         Contingency Plans. We are currently drawing up contingency plans that specify back-up procedures in the event that internal or external processes, systems or services fail. We expect to complete these plans by the end of the second quarter of 1999.

         Expenditures. On the basis of currently available information, our budgeted spending on Year 2000 issues will amount to approximately $3 million when all action is completed. Of this amount, we estimate that we had spent almost $1.5 million as of March 31, 1999. These figures refer only to external costs related directly to Year 2000 compliance issues, consisting of the cost of purchasing hardware, software and outside consultant support for installation. They do not include the cost of upgrading or replacing software and equipment, which were commissioned independently, such as SAP and Paradigm. We estimate that these separately commissioned costs will total approximately $18 million, of which we spent approximately $10 million as of March 31, 1999.

         Likely Effect on Our Business. In light of the foregoing, we do not currently anticipate that we will experience a significant disruption to our business as a result of the Year 2000 issue. Our most likely risk is a temporary inability of suppliers to provide supplies of raw materials or of customers to pay on a timely basis, particularly in emerging markets. We believe that we have dedicated sufficient resources to deal with the Year 2000 issue in a timely manner. However, our efforts are ongoing and will continue to evolve as new information becomes available. There is still uncertainty about the broader scope of the Year 2000 issue as it may affect us and third parties, including our suppliers and customers. For example, lack of readiness by electrical and water utilities and other providers of general infrastructure could, in some geographic areas (particularly emerging markets), pose significant impediments to our ability to carry on normal operations in those areas, including temporary plant closures or delays in receiving supplies or shipping beverage cans. Accordingly, while we believe our actions should significantly lessen Year 2000 risks, we are unable to eliminate these risks or to estimate their ultimate effect on our operating results.

Introduction of the Euro

         On January 1, 1999, 11 member states of the European Union adopted a common currency known as the Euro. Their previous national currencies became denominations of the Euro for a transitional period expected to end in 2002, and the exchange rates between these currencies and the Euro were fixed.

         We conduct business in the majority of the countries concerned. We believe that the introduction of the Euro will simplify the management of cash flows among the ANC entities operating in the Euro zone. The Euro has become the prime currency for metal purchasing in the Euro zone, and we have adopted it as the currency for all our intra-group billing in the Euro zone. The absence of exchange rate fluctuations between these currencies has eliminated the need for a large amount of currency hedging in our European operations. However, Britain is not a part of the Euro zone and currency fluctuation risk between the British pound and the Euro remains.

         The introduction of the Euro is thought to have increased price transparency between countries in the Euro zone, particularly for consumer goods. We do not believe this will have a significant negative impact on our results, since we sell beverage cans to large international buyers in a market that is relatively insensitive to this increased price transparency.

Significant Recently-Issued Accounting Pronouncements

         In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires that all derivatives be recognized as assets and liabilities and measured at fair value. Changes in the fair value of derivatives not qualifying as hedges are required to be reported in earnings. We will be required to adopt this standard in our financial statements for the year ending December 31, 2000. Our management is in the process of evaluating the standard and has not yet determined the future impact on our financial statements.

                  OVERVIEW OF THE GLOBAL BEVERAGE CAN INDUSTRY

Overview

         In 1998, worldwide industry shipments of two-piece beverage cans exceeded 200 billion cans. North America was the single largest market with approximately 114 billion cans shipped in 1998, including nearly 103 billion in the United States alone, followed by Europe with approximately 33 billion cans. The U.S. and European markets, with a population base of approximately 600 million people, or approximately 20% of the world population, accounted for approximately 68% of worldwide industry shipments in 1998. The remaining market was split among Asia-Pacific (approximately 40 billion), South America (approximately 14 billion) and Africa and the Middle East (approximately 7 billion).

         Soft drinks and beer comprise substantially all of the global beverage can markets. In 1998, soft drink cans represented approximately 68% and beer cans 32% of the total beverage can market in the United States. In Europe, the proportions were approximately 57% and 43%, respectively. Throughout the world, the beverage can competes with bottles made from glass and plastic. For a discussion of competing products, see "Business of ANC--Competition" and "Risk Factors--We are subject to competition from alternative products which could have an adverse effect on our financial condition, results of operations and cash flows."

Significant industry conditions

         The global beverage can industry is characterized by a number of factors, which we believe generally favor the beverage can:

o Strong and increasing carbonated soft drink consumption. Carbonated soft drink consumption volumes and per capita consumption have increased steadily each year in both the United States and Europe between 1990 and 1998. In addition to retail prices and weather conditions, advertising and promotion by major soft drink producers have largely contributed to these increases. These factors have continued to drive volume growth in can shipments in both of our primary markets.

o Significant carbonated soft drink demand potential. In Europe, per capita carbonated soft drink consumption is less than one-third that of the United States. We believe the European market has strong growth potential. In Eastern Europe and the emerging markets of Asia and Latin America, consumption lags significantly behind the United States, and the package mix is dominated by glass. We believe that in the long term many of these markets will grow substantially, and that the appeal of the can will offer long-term growth potential as economic and demographic growth occurs over time.

o Continuing industry concentration and alignment. The carbonated soft drink market is highly concentrated with Coca-Cola and Pepsi-Cola being the principal owners of carbonated soft drink brands. The market leader, Coca-Cola, had a global market share of 51% in 1998. Beverage can bottlers, our customers, are also highly concentrated and many are affiliates of Coca-Cola or Pepsi-Cola. We believe increased concentration among major carbonated soft drink and beer bottlers will provide the beverage can with continued opportunities for growth. In addition, the industry has experienced greater concentration and alignment between major carbonated soft drink bottlers and beverage can producers, and we believe this trend will continue. The beer market, which in Europe has traditionally been more fragmented than the carbonated soft drink market, is experiencing similar trends.

o Established distribution channels. The can is firmly established in mass retail distribution channels in the United States. In addition, the can benefits from a large installed base of filling equipment at beverage producers' plants. There is also a significant number of existing can vending machines in the United States and, to a lesser extent, in Europe.

o Favorable trends in beer markets. In Europe, despite a gradual decline in consumption, the shift to take-home beer consumption has benefited the can, spurring growth in both can shipment volumes and market share between 1990 and 1998. In the United States, beer consumption decreased slightly between 1990 and 1998, but we believe the beer market will increase as the children of baby boomers reach the legal drinking age of 21 beginning in the year 2000.

o Changing product mix. In the carbonated soft drink markets of the United States and Europe, plastic has gained market share in the recent past. Although the can has continued to experience steady growth in terms of units, it has lost market share in these markets. Plastic bottles have attributes that make them competitive against the can, in particular in the single-serve beverage market, including resealability, clarity and shapability. In addition, plastic is less expensive than the can for larger-size containers on a per ounce basis. In the U.S. beer market, the can has declined at the expense of glass. On the contrary, the can is stable in the European beer market.

o Enhanced Customer value. Notwithstanding the continued growth of plastic market share, the can maintains several competitive advantages over plastic and glass. The can is generally less expensive than plastic and glass bottles on a per package basis, and is generally priced competitively in retail outlets, particularly for soft drink multi-packs. The can demonstrates superior economics in shipping, handling and stacking. Other advantages include: higher filling speeds compared to narrow-necked glass and plastic bottles; lighter weight; resistance to breakage; superior shelf life and product freshness compared to plastic; large promotional space; and a high rate of recycling (63% in the United States in 1998 and over 80% in certain European countries). Both carbonated soft drink and beer producers create significant advertising awareness for the beverage can by using it as a vehicle for promotional activities. We believe that these attributes continue to make the can an attractive and competitive package in both the carbonated soft drink and beer markets.

The U.S. and European beverage can markets

         The table below shows the volume of two-piece beverage can shipments for carbonated soft drinks and beer in the United States and in Europe for the 1990-1998 period.


                                      1990      1991      1992       1993      1994(1)     1995      1996       1997      1998
                                      ----      ----      ----       ----      -------     ----      ----       ----      ----
                                                                    Cans (billions of units)
United States
   Soft drinks...................     53.3       55.8      57.5       60.1       66.3       62.6      64.5      66.5       69.5
   Beer..........................     39.2       38.8      38.2       37.5       36.8       35.5      34.6      34.2       33.4
                                      ----       ----      ----       ----       ----       ----      ----      ----      -----
   Total.........................     92.5       94.6      95.7       97.6      103.1       98.1      99.1     100.7      102.9
                                      ====       ====      ====       ====      =====       ====      ====     =====     ======
Europe
   Soft drinks...................     12.3       14.2      14.6       14.9       16.9       18.6      17.9      19.0       19.0
   Beer and other alcoholic drinks     8.6        9.8      10.2       10.6       12.2       13.8      14.1      14.1       14.1
                                     -----      -----      ----       ----       ----       ----      ----      ----      -----
   Total.........................     20.9       24.0      24.7       25.4       29.1       32.3      32.0      33.1       33.1
                                      ====       ====      ====       ====       ====       ====      ====      ====       ====

Source:  Can Manufacturers' Institute and Beverage Can Manufacturers Europe

(1)      In 1994, 2.8 billion units were purchased in advance in anticipation of a metal price increase.

         In the United States, the market for beverage cans grew from 92.5 billion cans in 1990 to nearly 103 billion cans in 1998. This growth reflected increased consumption of carbonated soft drinks and the growth of cans in mass merchandise channels, particularly in supermarkets and warehouse clubs, where multi-pack pricing is competitive. Beverage can shipments for soft drinks grew at a 3% compound annual rate from 1990 to 1998, while beer can shipments experienced gradual volume loss of approximately 2% annually. Limited market growth (particularly since 1993), overcapacity and price competition in the United States have created a more challenging marketplace.

         In Europe, the market for beverage cans grew from approximately 21 billion cans in 1990 to more than 33 billion cans in 1998. Total beverage can shipments increased at a compound annual rate of approximately 6% from 1990 to 1998, driven by an increase in per capita consumption of carbonated soft drinks reflecting changes in customer lifestyle, increased use of the can in the beer market compared to other packaging products, and the opening up of Eastern European economies. Europe consists of many beverage can markets with varying characteristics and factors impacting growth. Northern Europe (consisting of the U.K., France, Germany and

Holland) has represented the largest market for beverage cans in Europe since 1990. Beverage can penetration is lower in Southern Europe (consisting of Italy, Spain and Portugal), representing a potential growth opportunity for the industry.

         The carbonated soft drink market

         The table below shows, for the 1990-1998 period, total volumes and per capita consumption of carbonated soft drink in the United States and Europe. Volume is expressed in U.S. gallons and includes sales at soda fountains.


                                        1990       1991      1992       1993        1994      1995      1996     1997      1998
                                        ----       ----      ----       ----        ----      ----      ----     ----      ----
United States
    Volume (billions of U.S. gallons)   12.0       12.2      12.4       12.7        13.3      13.8      14.2     14.7      15.2
    Per capita (U.S. gallons).....      48.0       48.4      48.8       49.7        51.5      52.2      53.4     54.6      56.1
Europe
    Volume (billions of U.S. gallons)    6.1        6.2       6.5        6.4         6.8       7.1       7.1      7.5       7.7
    Per capita (U.S. gallons).....      14.2       14.3      14.8       14.7        15.4        16      15.9     16.7      17.0

Source:  Beverage Marketing Corporation and Canadian

         Total carbonated soft drink volume (or "gallonage") has increased at a compound annual rate of approximately 3% in the United States since 1990. Per capita consumption of carbonated soft drinks has grown at a compound annual rate of approximately 2% from 1990 through 1998, reaching 56.1 U.S. gallons (212 liters) per person in 1998. Changes in customer lifestyle and the increased number of younger consumers in the United States fueled total volume growth and per capita consumption of carbonated soft drinks during that period. On a year-on-year basis, the principal factors driving changes in carbonated soft drink consumption in the United States are retail price and weather conditions. Another contributing factor is advertising and promotion by major soft drink producers. In Europe, total carbonated soft drink volume has increased at a compound annual rate of approximately 3% since 1990 and per capita consumption of carbonated soft drinks has grown at a compound annual rate of approximately 2% during the same period, reaching 17 U.S. gallons (64 liters) per person in 1998. This increase is largely due to changes in customer lifestyle, promotional activities of major carbonated soft drink producers and weather conditions. Despite faster growth than in the United States, per capita consumption in Europe in 1998 was less than one-third that of the United States.

         The table below shows, for the 1990-1998 period, the carbonated soft drink package mix in the United States and Europe.



                                          1990      1991     1992      1993     1994      1995     1996       1997     1998
                                          ----      ----     ----      ----     ----      ----     ----       ----     ----
                                                                  (percentages of total gallonage)
United States
  Cans...............................       54        54       53        53       53        51       50         49       48
  Glass (single-serve)...............       12        10        9         8        5         3        1          1        1
  Plastic (non-returnable single serve)      3         4        5         6        8        11       13         16       18
  Plastic (non-returnable multiple serve)   31        32       33        34       34        36       36         34       33
                                          ----      ----     ----      ----     ----      ----     ----       ----     ----
  Total..............................      100       100      100       100      100       100      100        100      100
                                           ===       ===      ===       ===      ===       ===      ===        ===      ===
Europe
  Cans...............................       18        19       19        19       19        20       19         19       19
  Glass (single serve)...............       21        16       14        14       13        12       11         11       10
  Glass (multiple serve).............       30        28       25        21       18        14       12         11       10
  Plastic (single serve).............        0         1        1         1        2         3        3          4        4
  Plastic (multiple serve)...........       31        36       40        45       48        51       55         56       57
                                          ----      ----     ----      ----     ----      ----     ----       ----      ---
  Total..............................      100       100      100       100      100       100      100        100      100
                                           ===       ===      ===       ===      ===       ===      ===        ===      ===

Sources:  Our estimates based on the following external sources:  Beverage World, Beverage Marketing Corporation , Container
          Consulting, CMI, Canadian and customer interviews.

         In the United States, the can remains the dominant package in the single serve category, but faces strong competition. While increasing on a unit basis, the can lost more than 6% in market share between 1990 and 1998 to plastic containers, particularly in the single-serve 20-oz size. The recloseable feature of the plastic container has contributed to its growth in refrigerated distribution channels for immediate consumption, particularly in convenience stores. The 20-oz plastic container is also being established in the vending machine distribution channel. In 1990, glass still held more than 10% of the U.S. carbonated soft drink market, but it has since been virtually replaced by plastic.

         The can is firmly established in mass retail distribution channels, mostly supermarkets and warehouse clubs, principally due to competitive multi-pack pricing. More than 40% of the packaged carbonated soft drink volume in the U.S. is distributed in supermarkets. Within this distribution channel, the can has a 55% share. In 1996, 50cl and 24-oz plastic multipacks were introduced in supermarket distribution channels and priced directly against the twelve-can multipack. However, the can has held its position in the mass retail distribution channel. The market share of two-liter and three-liter multiple serve plastic packages increased until 1995, but has recently declined.

         In Europe, growth in the volume of can shipments since 1990 has reflected volume growth of carbonated soft drink consumption, as the can has maintained a steady market share of approximately 19% of the package mix. Refillable and non-refillable plastic packaging, which accounted for approximately 61% of the total soft drink package mix in 1998, has captured market share from refillable glass since 1990. However, as multi-packing of cans is being introduced gradually to continental Europe, we believe this packaging format, combined with heightened customer marketing and the potential for increased per capita consumption, creates potential opportunities for can growth in Europe. In particular, the distribution and retail systems in Southern Europe require longer shelf life and therefore favor the beverage can, with its superior shelf life and product freshness, over plastic bottles.

         The beer market

         The table below shows, for the 1990-1998 period, total volume and per capita beer consumption in the United States and in Europe.


                                         1990     1991    1992      1993      1994       1995      1996      1997      1998
                                         ----     ----    ----      ----      ----       ----      ----      ----      ----
United States
   Volume (billions of U.S. gallons)      6.0      5.9     5.8       5.8       5.9        5.8       5.9       5.9       6.0
   Per capita (U.S. gallons)........     24.0     23.2    23.0      22.6      22.5       21.9      22.0      22.0      23.0
Europe
   Volume (billions of U.S. gallons)      8.6      8.4     8.5       8.3       8.4        8.4       8.2       8.3       8.2
   Per capita (U.S. gallons)........     19.9     19.4    19.5      18.8      19.0       18.8      18.3      18.4      18.2

Source:  Beverage Marketing Corporation and Canadian

         The total U.S. beer market remained relatively flat from 1990 to 1998. Although consumption of imported beer continued to grow, domestic beers (including both premium brands and budget brands) have suffered in recent years as U.S. consumers have favored more sophisticated, higher priced brands over low-cost, mass-produced brews. The specialty segment, which includes microbrews, has grown significantly. The light beer segment, with low-calorie versions of many premium brands, has also been attracting a significant number of consumers.

         In Europe, the overall market for beer has experienced a gradual decline in consumption since 1990. However, the market has been characterized by a shift from on-premise consumption in bars, cafes, restaurants and hotels to take-home consumption, which has benefited the can.

         The table below shows, for the 1990-1998 period, the beer package mix in the United States and in Europe.


                                           1990      1991     1992     1993     1994     1995     1996      1997      1998
                                           ----      ----     ----     ----     ----     ----     ----      ----      ----
                                                                   (percentages of total gallonage)
United States
         Cans..........................      70        70        69      67       64       61       62        61        59
         Glass (single serve)..........      30        30        31      33       36       39       38        39        41
                                           ----      ----      ----    ----     ----     ----     ----      ----       ---
         Total.........................     100       100       100     100      100      100      100       100       100
                                            ===       ===       ===     ===      ===      ===      ===       ===       ===
Europe
         Cans..........................      17        18        18      20       22       24       25        25        25
         Glass (single serve)..........      77        76        75      74       72       70       69        69        69
         Glass (multiple serve)........       7         6         6       6        6        6        6         5         5
                                          -----     -----     -----    ----     ----    -----    -----      ----     -----
         Total.........................     100       100       100     100      100      100      100       100       100
                                            ===       ===       ===     ===      ===      ===      ===       ===       ===

Sources:  Our estimates based on the following external sources:  Beverage World, Beverage Marketing Corporation , Container
          Consulting, CMI, Canadian and customer interviews.

         In the United States, changes in the beer package mix have reflected consumption trends. In the present strong economy, consumers have traded up to premium and specialty brands and the introduction of new brands by major brewers has benefited glass packaging. The can, the major container in the budget segment, is experiencing volume losses as that category declines. The erosion of the can's market share and volume slowed, however, between 1995 and 1998.

         Packaged beer continues to take market share from draught beer in most European countries. The take-home consumption trend has benefited the can. The can has increased its share of the beer package mix from 17% in 1990 to 25% in 1998.

Other beverage can markets

         In 1998, the U.S. and European markets, with a population base of around 600 million people, consumed approximately 135 billion two-piece beverage cans, equivalent to about 225 cans per person. Compared to the United States and Europe, per capita consumption of beverage cans remains low in emerging countries. Based on a global market of 200 billion two-piece beverage cans, outside the United States and Europe annual per capita consumption is only about 15 cans per person. In these markets, glass dominates the package mix, reflecting the traditional preference for less expensive multiple serve returnable containers over the can, which is still perceived and marketed as a premium product. However, we believe, over time, as Asian and Latin American economies recover from their present economic difficulties, demographic growth and the appeal of the can as a product representing a higher standard of living (particularly in Latin America) offer substantial long-term growth potential for the beverage can.

                                 BUSINESS OF ANC

Our key business strengths

o ANC is a global leader. We believe we are the second largest producer of two-piece beverage cans and ends in the world, based on 1998 net sales. We are the second largest beverage can manufacturer in the United States with a market share of approximately 25%. In Europe, we are the largest beverage can manufacturer, with approximately 31% of the market.

o ANC has excellent customer alliances. We have long-term customer relationships with global beverage producers. The Coca-Cola Company and its affiliated bottlers make up 51% of our global portfolio. We also enjoy strong relationships with major brewers in many of the markets in which we supply cans.

o ANC has strategically located facilities. With 22 plants in the United States, 13 plants in Europe, and operations in Mexico, Brazil, China, Japan and South Korea, we are well-balanced to supply our geographically diverse customers' requirements.

o ANC is a leader in product innovation and differentiation. As a part of our customer-focused approach, we have sought to provide our customers with the means to differentiate themselves through product innovation. We were the first can manufacturer to introduce commercial shaped and embossed cans to the marketplace. We are on the leading edge of promotional concepts such as tab incising, colored tabs and ends, and new ink technologies.

o ANC's management is focused on the beverage can. Our exclusive business is the production and sale of beverage cans and ends. Our management is dedicated to making the best strategic decisions for the supply of quality beverage cans and ends to our customers.

Our strategy

         Our strategy aims to create shareholder value through superior profitability and cash generation. To achieve this goal, we have developed several key strategic initiatives.

         Capitalize on favorable conditions in developed markets

         We are a leader in the developed beverage can markets of the United States and Northern Europe. These markets represent a strong volume base and steady growth for the beverage can. We intend to continue to focus on maintaining our strategically located facilities in these markets. We believe our network of plants is poised to benefit from the steady growth of these stable markets with limited additional capital expenditure.

         Pursue profitable growth opportunities in Europe and emerging markets

         We believe Southern Europe and emerging markets in Asia and Latin America, where per capita beverage consumption and beverage can penetration are lower than in the United States, represent attractive opportunities for profitable growth. We are the largest player in the growing market of Southern Europe. We intend to add incremental capacity to our existing facilities to supply these markets with only limited increases in our capital expenditures. We also continue to monitor a number of emerging markets looking for attractive strategic acquisitions or investments. We currently have strategic market positions in emerging markets such as Mexico, Brazil and China. As our global customers expand in these markets, we will be well-positioned to serve them and participate in their growth.

         Provide superior customer service and satisfaction

         We have forged successful long-term relationships with several global beverage producers. Our long-term customer relationships and outstanding service capabilities make us a key player in our principal markets. We believe outstanding customer service has been key to maintaining our close customer relationships and represents a competitive strength. We have developed value-added, innovative services for our customers, including a technical team that leverages our manufacturing experience by providing them on-site production assistance. We intend to enhance this strength by continuing to focus on greater product quality, customer support, and product innovation to add value to our customers' operations and enhance customer satisfaction.

         Continuously improve productivity and reduce costs

         We have undertaken three specific cost reduction programs in the past five years: Project Challenge, Next Level, and our total quality production system program, which we refer to as "ANC Production System". Project Challenge was introduced in 1996 as a business-wide cost reduction program. The program's objective was to reduce the 1995 cost base (excluding metal costs) by 20% before the end of 1999, an outcome we achieved by year-end 1998. Building on the success of Project Challenge, in 1998 we introduced "Next Level," a continuous improvement process that seeks to increase productivity and reduce costs while limiting additional capital expenditures. This ongoing program has already produced concrete results in the United States, including a 4% improvement in the number of cans produced per man-hour in 1998 over 1997. Our third improvement program, ANC Production System, implements the principles of "Lean Manufacturing" through a comprehensive overhaul of our production processes. Lean Manufacturing is the systematic identification and elimination of waste, where waste is defined as anything that does not add value to the product. We believe the cost reductions we anticipate through ANC Production System will be a significant competitive advantage for us.

         Attract and develop the best human capital

         We recognize that achieving our objectives will depend in large part upon maintaining the highest quality management team. To this end, we are strengthening our human resources through new leadership and improved performance management. We are changing our culture by blending the best of our existing internal resources with externally recruited proven talent with new ideas from benchmark companies. We are also committed to ongoing training for our employees to improve their skills and create a results-oriented environment in an effort to better meet the needs of our customers.

Products

         The beverage can is a standardized two-piece container produced by a combination of drawing and ironing aluminum or steel can stock, and an end closure which is seamed on to the can by the customer after filling. In the United States, the beverage cans we produce are made exclusively from aluminum. Our principal product in the United States is the two-piece, 12-oz aluminum beverage can and end. We also produce an extensive range of other sizes (from 5.5- to 24-oz aluminum cans). In Europe, we produce beverage cans in both aluminum and steel, in a range of seven different sizes but principally in 33cl and 50cl sizes, as well as aluminum ends. In Europe, aluminum has gained market share against steel in 1998 and accounted for approximately 51% of the cans shipped in 1998.

         Metal used in the production of beverage cans accounts for between 60% and 70% of the manufacturing cost of the beverage can, depending on can size, end diameter and type of metal. To reduce our metal costs, we reduced raw material usage and spoilage in our manufacturing processes as a part of Project Challenge. These measures included "lightweighting," which consists of reducing the thickness of the can sheet and the diameter of the can top. In the United States and Europe, we were the first beverage can manufacturer to reduce the can neck to 2 2/16 inches (known as the "202-diameter" neck), which has become the industry standard in the U.S. soft drink market. Conversion to this new can format began in 1993 and is virtually completed. The U.S. beer market generally utilizes a 2 4/16 inch (or "204-diameter") can neck. In Europe, we have been converting can and end production capacity to 202-diameter necks since 1994, although the U.K. and Turkey beer markets continue to use 2 6/16 inch ("206-diameter") ends.

Markets

         We believe that, on the basis of 1998 net sales, we are the second largest producer of two-piece beverage cans and ends in the world, the second largest producer of beverage cans and ends in North America with a U.S. market share of approximately 25%, and the largest producer of beverage cans and ends in Europe with approximately 31% of the European market. The following table sets forth selected data for our business overall and by geographic region, for 1996, 1997 and 1998:


                                                                      Year Ended At December 31,
                                                                 --------------------------------------
                                                                  1996            1997            1998
                                                                  ----            ----            ----
Total:
   Net sales ($ in millions)(1).......................            2,520           2,465           2,459
   Total cans shipped.................................             38.5            39.1            38.7
   Number of employees................................            5,230           4,956           4,735
The Americas:
   Net sales ($ in millions)(1).......................            1,574           1,554           1,558
   Total cans shipped (billions of cans)(2)...........             28.2            28.8            28.0
Europe and Asia:
   Net sales ($ in millions)(1).......................              946             911             901
   Total cans shipped (billions of cans)..............             10.3            10.3            10.7
-------------------------

(1)       After elimination of intracompany sales.
(2)       Includes cans shipped through joint ventures with Coors Brewing Company (Valley Metal Container
          Partnership) and with Vitro S.A. (Vitro-American National Can, S.A. de C.V.) which are accounted for under the equity method and as such are not included in net sales.

         We have an extensive presence in the beverage can markets in the Americas and Europe, which accounted for 63% and 36% of our 1998 net sales, respectively. In the Americas, our activities are carried out principally through American National Can Company in the United States and a wholly-owned subsidiary in Brazil. We have also formed joint ventures with Coors Brewing Company in the United States and with Mexico's largest glass container manufacturer, Vitro S.A. In Europe, our activities are carried out through wholly owned subsidiaries and a majority owned subsidiary in Turkey. We also have a majority owned subsidiary in China and equity participations in Japan and South Korea.

         In 1998, we held 25% of the U.S. beverage can market. We believe our strong customer relationships, our optimally located facilities and our technical support services make us a strong player in this market. Since 1994, we have operated the Valley Metal Container Partnership, a joint venture producing beverage cans and ends near the Coors Brewery Company in Golden, Colorado. This joint venture provides Coors Brewing Company with the benefits of our technological expertise and a dedicated can and end supply, while allowing both parties to benefit from the savings that our can and end making technology generates.

         Our market share in Europe was 31% in 1998. We believe three principal factors position us to serve the European market: a geographically dispersed network of manufacturing facilities located close to major bottlers; a strong manufacturing presence in the higher-growth Southern European market; and a relatively high market share among leading soft drink producers.

         We are streamlining our business in mature markets while pursuing development in markets which we believe have greater potential for growth, particularly in Eastern Europe, Latin America and Asia. We commenced operations in Mexico in 1995 through Vitro-American National Can, S.A. de C.V., a joint venture with Vitro S.A., Mexico's largest glass container manufacturer. The facility, located in Queretaro, at December 31, 1998, represented gross investments in property, plant and equipment of $49.7 million and has the capacity to produce approximately one billion cans per year. Prior to 1998, operating performance was hampered by the weak Mexican economy and the resulting overcapacity in the marketplace. In 1998, operations benefited from organizational changes, productivity improvement programs and aggressive cost cutting, along with renewed beverage promotional activity and increased demand in Mexico. As a result, sales and earnings increased significantly over 1997. Vitro-American National Can's share of the Mexican beverage can market was approximately 14% in 1998.

         Construction of a plant in Brazil commenced in the first quarter of 1996 and initial commercial production started in December 1996. At December 31, 1998, the facility represented gross investments in property, plant and equipment of $73 million. The facility, located in Extrema, Minas Gerais, 60 miles northeast of Sao Paulo, has the capacity to produce 1.5 billion units per year. While competitive production capacity increased significantly and created margin pressure in 1997, high demand levels led to significantly improved results in 1998. This trend is not expected to continue in 1999 due to the recent economic difficulties in Brazil. Our share of the Brazilian beverage can market was approximately 17% in 1998.

         Our operations in Asia consist of two joint ventures operating in Japan and South Korea and one subsidiary in China. The Chinese subsidiary, which is 40% owned by Guangdong City Blue Ribbon Group and 60%-owned by us, operates a plant that produces 12-oz aluminum beverage cans for beer and carbonated soft drinks. The Chinese market continues to grow (approximately 7% in 1998) but overcapacity remains a factor, prompting increased pressure on prices. The Chinese subsidiary's share of the Chinese beverage can market was approximately 5% in 1998.

         The 24.5% and 40% interests, respectively, in our Japanese and South Korean joint ventures, operated with local majority partners, are accounted for under the equity method. Since 1997, activity in Asia has slowed considerably due to the economic crisis, poor weather conditions and overcapacity. Each joint venture has reacted to adverse conditions with restructuring and cost-cutting programs, initiated in 1997, and expected to continue throughout 1999. Our Japanese joint venture, a majority of which is owned by Asahi Brewers, continues to expand its facilities to meet anticipated future increases in demand from Asahi.

Customers

         Our facilities are generally located in proximity to our major customers, and ship cans directly to beverage fillers and producers under a variety of multi-year supply contracts. In the carbonated soft drink market, the owners of beverage brands generally own both the beverage trademark and the secret formulas to concentrates. Owners of beverage brands either manufacture and sell products themselves or rely on a network of bottlers (often their affiliates) to sell, distribute and sometimes manufacture these products under licenses.

         Consolidation trends among beverage can fillers have led to a highly concentrated customer base. Our top ten global customers represented approximately 74% of our 1998 net sales. Among these customers are five Coca-Cola affiliated bottlers. The volume of our sales to Coca-Cola and its affiliated bottlers represented 51% of our 1998 net sales, with Coca-Cola Enterprises Inc. alone representing 28% of 1998 net sales. In addition, we supply 100% of Coors Brewing Company's can needs through our joint venture, Valley Metal Container Partnership. Our other significant customers in 1998 included Anheuser Busch, Beverage Associates Cooperative, Inc., The Pepsi Bottling Group, Inc., and The Stroh Brewing Company.

         We have a strong supply relationship with The Coca-Cola Company and its affiliated bottlers. Coca-Cola has numerous brands, including: Coca-Cola Classic, Diet Coke, Sprite, Diet Sprite, Barq's, Mr. Pibb, and Fanta. We believe we are currently the largest supplier to the Coca-Cola system. We have been the largest supplier of cans to Coca-Cola Enterprises Inc. for the past ten years. We believe this relationship has and will create long-term benefit to us on a global basis.

         The market environments in which we operate are highly competitive. The ability of can manufacturers to differentiate their products is limited. As a result, we are focused on the differentiation of our services. We believe our technical support provided within our customers' plants has aided us in building solid customer relationships. We are also highly responsive to our customers' quality, innovation and promotional needs, which helps to make us a preferred supplier. We believe these strengths have been validated by our long-term contracts with major customers.

Cost improvement programs

         In response to slowing growth rates, overcapacity and price competition in our major markets, we have devoted substantial attention to ongoing productivity improvement and cost reduction efforts across our global network of facilities. These initiatives involved three distinct programs.

         Project Challenge

         The objective of Project Challenge was to reduce the 1995 cost base (excluding metal costs) by 20% before the end of 1999. The program focused on reduction of operating costs, working capital requirements and selling, general and administrative expenditures. To achieve this objective, we implemented a number of measures, including "best practice transfers"

(the identification and generalization across all facilities of optimal manufacturing processes), "benchmarking" (an internal and external comparative analysis of manufacturing processes designed to identify cost reduction targets), headcount reductions, "lightweighting" (a reduction in use of metal per container), and a decrease in logistical costs. Project Challenge also honed our ability to track our business through better quality measurements, spoilage reduction, and improved inventory management. As part of this effort, we eliminated some of our higher-cost production capacity through the closure of two manufacturing facilities and the curtailment of several additional can making lines in the past three years. By the end of 1998, we had met all of our Project Challenge objectives.

         Next Level

         In 1998, building on the success of Project Challenge, we introduced "Next Level," a continuous improvement process through which we seek to increase productivity and reduce costs while limiting additional capital expenditures. Next Level represents a more focused, analytical approach than its predecessor cost reduction effort. An internal task force comprised of engineers, manufacturing experts and plant staff spends several months in each of our facilities to study and adopt best practices, optimize performance for each piece of equipment, improve manufacturing techniques, and introduce superior maintenance programs to reduce machine downtime. A by-product of these efforts is the development and enhancement of new analytical and problem solving skills at the plant level. The Next Level program also encompasses a number of measures designed to enhance employee productivity through training, organizational development and employee incentives, including newly adopted systems more closely linking performance to reward. The objective of the Next Level program is to institute a cost-focused culture within our organization.

         The table below illustrates the productivity gains (expressed in percentage change in cans produced per man hour) achieved through the Challenge and Next Level programs.


Change                                     1996/95         1997/96       1998/97
U.S. cans per man hour                      +0.1%          +10.4%         +3.9%
European cans per man hour                  -2.7%           +2.3%         +3.3%

         ANC Production System

         In addition to the Next Level program, we are beginning to implement the principles of "Lean Manufacturing" through a comprehensive overhaul of our production processes. The essence of Lean Manufacturing is the systematic identification and elimination of waste, where waste is defined as anything that does not add value to the product. The aim of Lean Manufacturing is to reduce costs by applying the specific tools of the Toyota Production System to identify and eliminate waste on the factory floor and in the global production system.

         ANC Production System targets waste not only at the plant level, but in every part of our organization. From redundant e-mails to unnecessary meetings to waiting for parts, we are focused on removing waste from our practices. In our plants, our efforts focus on reducing spoilage and equipment downtime, both sources of waste. Every ANC employee will attend a three-day training seminar over the next 24 months to learn the skills of Lean Management and its application to various tasks. We are learning from the experience of other benchmark companies that have successfully implemented Lean Manufacturing techniques and we have hired experts in lean production from outside the can industry to bring new perspectives on waste reduction.

Research and development

         Consistent with our emphasis on customer satisfaction and in order to permit customers to increase market differentiation of their products, we continuously pursue the development of innovations for beverage cans.

         Our principal innovations include:

         o        shaped cans
         o        fluted cans
         o        registered embossing development

         o        large opening ends
         o        colored ends and tabs
         o        promotional "under-the-tab" printing
         o aluminum beer widgets, a technology which replicates the foaming of draught beer (developed jointly with a major U.K. brewer).

         We believe our product performance and cost-effectiveness benefit from our significant commitment to research and development, often conducted in collaboration with our customers. At our Beverage Technical Center in Elk Grove Village, Illinois, we design, develop and test new and improved beverage can and can end products and processes, and qualify materials for customers around the world. Our technical center operates a complete, bi-metal pilot can-making line for comprehensive and efficient trials, as well as an advanced laboratory. We also contract for the services of various research facilities, including Pechiney's laboratory in Voreppe, France.

         In 1997, with the introduction of the Coca-Cola contour can, inspired by Coca-Cola's contour bottle, we became the first manufacturer to commercially produce shaped two-piece beverage cans. The shaped can represents a technological breakthrough in two-piece beverage can making, retaining structural stability and superior graphics without significantly affecting production and filling speeds. We developed the can shaping technology with Oberburg Engineering of Switzerland. Today, we have the exclusive rights to use the shaping technology through the beginning of 2000, and we may extend these rights to the beginning of 2002. Once we no longer have these exclusive rights, Oberburg can sell the technology to other can manufacturers by paying us a royalty. Coca-Cola has test-marketed the shaped can on a limited basis in the United States. The shaped can remains a developmental project that continues to attract customer interest.

         Also in 1997, we commenced production of registered embossed beverage cans for Coca-Cola. Registered embossing aligns indentation with the can's graphics, providing texture and differentiation to the package and allowing brewers and soft drink companies to enhance the image of their brand. The process was developed by Alcoa Packaging Machinery, a licensee under our can sidewall reshaping technology.

         Colored ends, which we introduced in 1997, allow customers to extend brand image to the total package. Colored and printed tabs provide further promotional opportunities such as proof of purchase and instant win games. In 1997, we also introduced a 568 ml can (one U.K. pint) as part of a joint development project with one of our key beer customers. This new size has since been adopted by a major cider customer.

         In 1998, we produced the first commercial embossed two-piece beverage cans in the United Kingdom for Whitbread Beer Company's Stella Artois premium lager and were awarded the "Best in Metal" prize by the Metal Packaging Manufacturers Association. The embossed can continues to attract customer interest worldwide.

Production facilities

         The competitiveness of can production depends in large part on the control of transportation costs. We have built up a network of geographically dispersed low cost facilities that allows us to minimize transportation costs by producing can bodies in relative proximity to our customers in our principal markets.

         The following maps illustrate our 22 facilities in the Americas and 13 facilities in Europe, including location and product details for each facility:

         [Maps of facilities]

         As part of our quality management system and efforts to continuously improve products and processes, we have sought quality certification from the Geneva-based International Organization for Standardization. By the end of 1997, all European facilities had obtained ISO 9002 certification. Currently, 19 of our 37 facilities have obtained ISO 9002 certification, confirming that our quality controls and manufacturing processes meet recognized international standards.

         We own all of our manufacturing facilities (except for four facilities in the U.S. which we operate under lease) and substantially all of the land on which such facilities are located. We lease our corporate headquarters in Chicago, Illinois. We believe our properties are in good condition and are adequate to serve our current needs and expected near-term growth.

         Our ongoing productivity improvement and cost reduction efforts in recent years have focused on improved raw material cost management, upgrading and modernizing certain facilities to improve costs, efficiency and productivity, and phasing out non-competitive facilities. As part of Project Challenge and in light of excess supply in the North American market, we reduced our annual beverage can production capacity by approximately 3 billion cans in 1996 and 1997 by closing our Jacksonville, Florida and San Juan, Puerto Rico can manufacturing facilities and by permanently curtailing production on several lines at selected plant sites.

Use and procurement of raw materials

         To reduce costs and optimize resources, we purchase our principal raw materials on a centralized, global basis. We purchase several categories of raw materials including inks, varnishes, coatings, compounds and, most significantly, metal.

         The principal raw material used in manufacturing beverage cans is aluminum can sheet for aluminum cans and steel can sheet for steel cans. Our aluminum beverage can production activities in the United States and Europe consumed approximately 581,200 metric tons of aluminum can sheet in 1998 and 587,000 metric tons in 1997, while steel beverage can production activities consumed approximately 138,700 metric tons of steel in 1998 compared with 149,000 metric tons in 1997. Part of the reduction in metal consumption can be attributed to the lightweighting of cans. In the United States, we purchase the majority of our aluminum can stock requirements from the major North American aluminum can sheet producers. In Europe, we purchase aluminum can stock from European producers (including approximately 50% of our European supply from an affiliate of Pechiney on arm's-length terms), and we purchase steel can sheet from major European steel producers pursuant to annual or long-term contracts at prevailing market prices and on standard market terms. For further details of our future relationship with Pechiney, including expected future purchasing of aluminum, see the section entitled "Relationship with Pechiney."

         Unless otherwise fixed by contract, aluminum can sheet prices will vary in relation to the London Metal Exchange prices for primary aluminum. Steel can sheet costs have historically been more stable and are not subject to the same volatility as aluminum. Our results could be adversely affected by increases in the cost of aluminum can sheet which temporarily are not reflected in corresponding increases in the price of the cans that we sell. For further details of this risk, see the section entitled "Risk Factors--We may become exposed to mismatches between the cost of the can sheet that we use and the selling price of beverage cans."

Competition

         The market for beverage cans is highly competitive. Competition is based principally on price, product quality and service. The beverage can also competes with bottles made from glass and plastic. See the sections entitled "Overview of the global beverage can industry--Significant industry conditions--Customer value" and "--Changing product mix."

         In 1998, the beverage can accounted for a significant majority of the North American single-serve beer and soft drink market, followed by glass, while plastic single-serve sizes continued to gain market share for soft drinks. Plastic bottles constitute the vast majority of larger-size containers, which compete with cans sold in multi-pack configurations. In Europe, we believe the can, as part of the packaging mix, maintained its overall market share in the packaged beer and carbonated soft drink market in 1998. In the European soft drink market, plastic bottle growth is estimated to have slightly outperformed market growth at the expense of glass. However, certain markets, notably the United Kingdom, have experienced a more rapid gain in single-serve plastic bottles.

         The production of beverage cans in the United States and Europe is highly concentrated, with six leading producers of beverage cans, including us, comprising virtually the entire market. Our principal U.S. competitors are Ball Corporation (which recently purchased the North American beverage can operations of Reynolds Metals Company) and Crown Cork and Seal Company, Inc. and Metal Container Corporation (a subsidiary of the Anheuser Busch Company). In Europe, our principal competitors are Carnaud Metalbox (acquired by Crown Cork and Seal in 1996), Schmalbach-Lubeca Continental Can Europe (VIAG AG) and PLM
AB (recently acquired by Rexam Plc). Altogether, including us, these four largest producers accounted for nearly all sales in Europe in 1998.

Environmental and health and safety matters

          Our operations are subject to numerous federal, state, local and foreign environmental health and safety laws and regulations, including those pertaining to the handling and disposal of hazardous and toxic materials, practices and procedures applicable to the construction and operation of our facilities and standards relating to the discharge of pollutants to the air, soil and water. In addition, our operations are subject to environmental remediation laws such as the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (known as "CERCLA"), and similar state laws that can impose liability upon certain statutorily defined categories of parties for the entire cost of the cleanup of a contaminated site without regard to fault or the lawfulness of the original activity resulting in contamination. Pursuant to CERCLA and similar state laws, we are currently undertaking or participating in remediation of contamination at certain of our present and former operations and at several third party waste disposal sites. We are also subject to liability for certain environmental obligations in connection with previously divested businesses.

         Based on information currently available, the sites at which we have, relative to other sites, the largest potential liability for remediation of contamination are third party disposal sites known as the Operating Industries, Inc. Landfill Site in California, the Midco I and II/Midwest Solvents Recovery Site, the Ninth Avenue Dump Landfill Site and the Fisher-Calo Site each of which is in Indiana, and the Ellisville Site in Missouri. Based on information currently available regarding these sites and other sites at which we are subject to known remediation liability, we do not expect that such liability will have a material adverse effect on our business, financial condition or results of operations. In addition, under U.S. GAAP, we have established reserves for known environmental remediation liabilities that are probable and reasonably capable of estimation. Nonetheless, there can be no assurance that the development or discovery of facts, events, circumstances or conditions will not result in a significant increase in such liability that would have such a material adverse effect.

         As for environmental, health and safety laws and regulations applicable to our ongoing operations and construction activities, while we believe that our operations are in substantial compliance with such laws and regulations as currently in effect, we are currently faced with certain instances of noncompliance at our U.S. and non-U.S. facilities for which expenditures will be required, and violations of such laws or regulations may occur in the future. Violations of environmental, health and safety laws can lead to substantial fines or penalties. Other developments, such as the promulgation of more stringent requirements of environmental, health and safety laws and regulations and increasingly strict enforcement thereof by governmental authorities, could substantially impact our operations.

         We are currently handling the defense of a claim filed by governmental authorities alleging improper handling and disposal of asbestos at our former Englewood plant in Chicago, Illinois. The government initially sought a penalty of approximately $1.5 million. While we intend to continue to vigorously defend this claim, the claim is in a preliminary stage and we cannot predict its outcome with certainty. We also have recently received a notification from the Brazilian authorities that the wastewater effluent chemical oxygen demand at our Extrema plant is above the limit incorporated in the plant's environmental operating permit. We intend to implement additional wastewater treatment at an estimated capital cost of $200,000 in order to correct this reported deficiency. In addition, we are in the process of addressing noncompliance with occupational safety and health laws, particularly as related to noise, electrical upgrade and ventilation, at several of our facilities in Europe. We have budgeted capital expenditures of approximately $25 million over the next five years for this work.

         Current or forthcoming U.S. regulations also may require action to address air emissions of ethylene glycol monobutyl ether (known as "EGBE") and formaldehyde from our 2-piece can making facilities. Under its current draft schedule, in November 2001 the U.S. Environmental Protection Agency (known as "EPA") will adopt new standards under the Federal Clean Air Act to require 2-piece can makers to implement maximum achievable control technology (known as "MACT") for designated hazardous air pollutants, particularly EGBE and formaldehyde. Under EPA's current draft schedule, we would have to comply with these standards by November 2004. If these regulations are promulgated, we may have to spend up to an estimated $70 million to purchase and install control equipment (thermal oxidizers) between November 2001 and November 2004 to implement MACT for EGBE and formaldehyde at certain of our facilities. Regardless of the adoption of the MACT standards, under current state laws establishing formaldehyde emission limits, we may be subject to fines, penalties or other actions requiring emission reductions. Pursuant to such laws, we may have to spend up to $40 million to control formaldehyde emissions beginning as early as 1999.

         We and others in the industry are engaged in actions seeking to mitigate these costs and liabilities. On November 12, 1996, a petition was filed with the EPA requesting that the 2-piece can coating subcategory, or its EGBE emissions, be removed from the list of regulated pollutants on the basis that, as used in this process, it is non-hazardous. EPA has not yet begun formal evaluation of the petition, but it is expected to issue its decision in 2000. Regarding formaldehyde, a 45% emissions reduction has already been accomplished by modifying the inside spray material, and work is underway to reduce emissions from the use of varnish and ink. Further, EPA currently is reviewing new scientific data showing formaldehyde to be significantly less hazardous than would be predicted based on earlier data and is expected to announce a decision by the end of 1999. If EPA accepts these new data and the states adjust their regulations accordingly, we do not expect to incur significant additional costs to reduce formaldehyde emissions. However, there can be no assurance that the regulatory relief being sought will be granted, and it is possible that the costs and liabilities associated with EGBE and formaldehyde emissions will be higher than the current estimates.

         New ambient air quality standards for particulate and ground level ozone were adopted in 1997. These new standards would require our U.S. facilities to install additional pollution control equipment. Important aspects of the standards, including the deadlines to conform, have not yet been stated. At this stage, the eventual financial implications for us cannot be estimated.

         While these matters and other developments, such as claims for damages to property or injury to persons resulting from the environmental, health or safety impacts of our operations or past contamination, could have a material adverse effect on our business, financial condition or results of operations, based on information presently available, management does not anticipate such an effect.

         One of our principal environmental goals is to progress beyond mere compliance with applicable regulations and to establish procedures to continuously improve our impact on the environment. We favor an approach that would use market mechanisms, such as voluntary commitments and negotiable permits. Accordingly, we have implemented an environmental management system at our facilities, which fosters and monitors continuous improvement.

Insurance

         To date, we have been able to obtain adequate insurance coverage for our operations worldwide at levels which we consider to be prudent. We maintain insurance covering various types of risk in respect of our operations. The insurance coverage we maintain includes public and products liability, transportation, material damage, business interruption and all-risks insurance, as well as employer's liability insurance where required. We do not anticipate any difficulty in obtaining adequate levels of insurance in the future.

Intellectual property

         Our intellectual property, including patents, designs, know-how and trademarks, are important to our business. We have implemented vigorous policies to protect our patent rights and intellectual property. We have long had worldwide patent committees to coordinate intellectual property management with our management, research and development, sales and marketing and legal functions. In 1997, we began to coordinate the efforts more closely at the senior management levels. The principal purpose of these committees is to protect and capitalize on our intellectual property.

         At December 31, 1998, we had a portfolio of approximately 250 patents and 100 patent applications in total. We have filed approximately 20 new patent applications in 1998. The patent coverage on our most important technologies will not expire within the next 10 years.

         We are currently a party to a patent infringement action brought against us by Viskase Corporation. See the section entitled "- Legal proceedings" below.

Employees

         At December 31, 1998 we employed approximately 4,735 people. The table below shows the number of our employees by geographic location at December 31, 1996, 1997 and 1998.


                                             Year Ended At December 31,
                                        1996           1997            1998
                                  ---------------- -------------- --------------
The Americas.....................      3,100           2,843          2,614
Europe...........................      1,903           1,898          1,915
Asia.............................        227             215            206
                                      ------          ------         ------
      Total......................      5,230           4,956          4,735
                                       =====           =====          =====

         A significant number of our employees in the United States are members of labor unions, primarily the United Steel Workers' Association and the International Association of Machinists, and we have entered into various collective bargaining agreements. In Europe, membership of our employees in labor unions varies from country to country and we have also entered into various collective bargaining agreements. We are not aware of any material arrangements whose expiry is pending and which is not expected to be satisfactorily renewed or replaced in a timely manner. The labor relations environment has been stable, no significant work stoppage has occurred since 1996, and we believe relations with our employees are good.

Legal proceedings

         In December 1993, Viskase Corporation, a subsidiary of Envirodyne Industries, Inc., brought a patent infringement action against American National Can Company in the U.S. District Court for the Northern District of Illinois. Viskase alleged that we infringed certain of Viskase's patents relating to the manufacture of heat shrinkable bags for meat and poultry.

         In November 1996, following a trial, the jury awarded Viskase $102 million in damages and found willful infringement on our part. At December 31, 1996, we recorded a provision in the amount of the jury's award plus estimated costs, in addition to a $3 million reserve previously recorded. Under applicable law, the jury's damage award may be reduced if the court finds the amount excessive, or increased by up to a multiple of three, depending on the court's assessment of the willful nature of the infringement. The parties filed various post-trial motions and, among them, Viskase filed motions seeking prejudgment interest and attorneys' fees.

         On September 29, 1997, the judge ordered a new trial as to the alleged infringement by our Affinity(TM)-containing products and on the amount of damages. Viskase then filed a motion for summary judgment concerning the Affinity(TM)-containing products. In August 1998, the court granted summary judgment to Viskase on the Affinity(TM)-containing products. Viskase then filed a motion for reinstatement of the $102 million damage award. We have opposed that motion and continue to seek a new trial on the issue of damages. The court has not ruled at the present time.

         In addition, we have requested the U.S. Patent and Trademark Office (known as the "PTO") to re-examine the claims of two of the patents that Viskase alleged ANC infringed. In March 1999, a PTO Examiner issued an Office Action that re-examined and rejected claims of one of the two patents, but the Office Action is not final. Concerning the second patent, the PTO has also issued an Office Action rejecting the Viskase claims, but the PTO recently granted Viskase's petition to change the inventorship of the patent. Additional proceedings are ongoing.

         Because these legal proceedings relate to plastic packaging operations that have been transferred to Pechiney Plastics as part of the reorganization, Pechiney Plastics has agreed to reimburse us on an after-tax basis for any payments we may make with respect to this litigation. Pechiney has agreed to guarantee this obligation of Pechiney Plastics. In any event, on the basis of the current facts and circumstances, we do not believe that the provisions we made in 1996 based on the jury's damages award require amendment.

         Pechiney has received a notice of patent infringement (which may cover its subsidiaries, including ANC) for a number of patents owned by the Lemelson Medical, Education & Research Foundation, Limited Partnership. These Lemelson patents are alleged to cover machine vision and automatic identification techniques commonly used in producing containers, including glass bottles, metal cans and plastic containers, among other things. The merits of such claims are currently being investigated.

         We are involved on a regular basis in various claims and lawsuits incidental to the ordinary course of our business. Except for the Viskase proceedings, we are not involved in any legal or arbitration proceedings, including environmental proceedings, which we expect could have a material adverse effect on our business, financial condition or results of operations, either individually or in the aggregate.

                     MANAGEMENT AND CERTAIN SECURITY HOLDERS

Directors and Executive Officers

         The table below shows, as of June     , 1999, the names and ages of the
members of our board of directors and executive officers, and their current positions with ANC.


                   Name                        Age                             Position

Directors and Executive Officers:
Jean-Pierre Rodier.........................    52     Chairman of the Board and Chief Executive Officer
Edward A. Lapekas..........................    56     President, Chief Operating Officer and Director
Christel Bories............................    35     Director
Frank W. Considine.........................    77     Director
Ronald J. Gidwitz..........................    54     Director
George D. Kennedy..........................    73     Director
Homer J. Livingston, Jr....................    63     Director
Roland H. Meyer, Jr........................    71     Director
James J. O'Connor..........................    62     Director
Alain Pasquier.............................    50     Director
Jean-Dominique Senard......................    45     Director
James R. Thompson..........................    63     Director
Jack H. Turner.............................    64     Director
Curtis J. Clawson..........................    39     Executive Vice President and President -- Beverage Cans
                                                        Americas
Michael D. Herdman.........................    49     Executive Vice President and President -- Beverage Cans
                                                         Europe and Asia
Alan H. Schumacher.........................    52     Senior Vice President and Chief Financial Officer
Dennis R. Bankowski........................    52     Senior Vice President -- Administration and Chief Human
                                                         Resource Officer
Allan J. Bohner............................    46     Senior Vice President -- Engineering and Beverage Cans
                                                        Americas Manufacturing

Directors of ANC

         The following individuals have agreed to serve as directors of our Company. They were elected on April 14, 1999 and will hold office until the annual meeting of our stockholders in the year 2000, 2001, or 2002, depending upon the director class in which they serve following the offering.

         Jean-Pierre Rodier will serve as Chairman of the Board and Chief Executive Officer until the completion of the offering, at which time he will resign from these positions and be replaced by Mr. Edward Lapekas. Since 1994, Mr. Rodier has served as Chairman and Chief Executive Officer of Pechiney, formerly our parent company. Prior to this offering, he served as Chairman of the Board and Chief Executive Officer of American National Can Company. Before joining Pechiney in 1994, Mr. Rodier served as Chairman and Chief Executive Officer of Penarroya and Managing Director of Penarroya's parent company, Imetal. He has also held the positions of Chairman of the Executive Board for Metaleurop France and head of Union Miniere, the Belgian affiliate of Groupe Suez.

         Edward A. Lapekas is President and Chief Operating Officer and has served as Senior Executive Vice President and Chief Operating Officer--Beverage Cans Worldwide of American National Can Company since November 1996. He joined American National Can Company in June 1996 as Senior Vice President--Beverage Cans Americas. Prior to joining American National Can Company, Mr. Lapekas served as Vice Chairman of Schmalbach-Lubeca A.G. and Continental Can Europe, both majority-owned subsidiaries of VIAG A.G., a diversified manufacturer of metal and plastic packaging.

         Christel Bories has been Senior Executive Vice President, Chief Operating Officer, Plastic Packaging of Pechiney since January 1999 and also served in a similar position at American National Can Company. From April 1995 through December 1998, she was Senior Executive Vice President, Strategy and Control of Pechiney.

         Frank W. Considine was Chairman of the Board of American National Can Company from 1983 to 1990, Honorary Chairman and Chairman of the Executive Committee from 1990 to present, President from 1969 to 1988, and Chief Executive Officer from 1973 to 1988. Mr. Considine is also a director of SEI Information Technology and Scotsman Industries, Inc. and Chairman of the Board of Trustees of Loyola University, Chicago, Vice President of the Lyric Opera of Chicago, and a member of the Executive Committee of the Museum of Sciences and Industry, Chicago, and the Board of Trustees of the Field Museum of Natural History, Chicago.

         Ronald J. Gidwitz is a partner in GCG Partners, a private investment firm, a position he has held since 1998. He previously served as President and Chief Executive Officer of Helene Curtis Industries, Inc. from 1979 to 1998. He is also a director of Continental Materials Corporation, Prairie Packaging Corporation and SEI Consulting. Mr. Gidwitz is also a member of the Board of Governors of Boys and Girls Clubs of America, the board of directors of Lyric Opera of Chicago, the Field Museum of Natural History, the Museum of Sciences and Industry, and the Board of Trustees of Rush-Presbyterian Medical Center.

         George D. Kennedy was Chairman and a director of Mallinckrodt Group Inc., a producer of medical products and chemicals, from 1991 until his retirement in October, 1994. He was Chairman and Chief Executive Officer of Mallinckrodt Group Inc. from 1986 to 1991. Mr. Kennedy is also a director of the Kemper National Insurance Companies and Scotsman Industries, Inc.

         Homer J. Livingston, Jr. served as President and Chief Executive Officer of the Chicago Stock Exchange in Chicago, Illinois until his retirement in May 1995. From 1988 through 1992, Mr. Livingston was Chairman of the Board and Chief Executive Officer of Livingston Financial Group. He has also held the positions of Executive Vice President of First National Bank of Chicago, Partner at Lehman Bros., Partner at William Blair & Co., President and Chief Executive Officer of LaSalle National Bank and Trustee of Southern Pacific Railroad. Mr. Livingston is also a director of EVEREN Capital Corporation and Peoples Energy Corporation.

         Roland H. Meyer, Jr. served as President and Chief Operating Officer of American National Can Company from 1989, and Chief Operating Officer from 1988, until his retirement in 1992. Mr. Meyer joined American National Can Company in 1972 and from that time held various management positions in the Metal
Container Division including Manager--Manufacturing, Vice President--Operations, and Vice Chairman--Operations. Mr. Meyer is also a director of Uniroyal Technology Corporation and Vice Chairman of First Commercial Bank of Tampa.

         James J. O'Connor is the retired Chairman and Chief Executive Officer of Commonwealth Edison Company and Unicom Corporation, a holding company, where he served from June 1994 until March 1998, and of Edison Company, an electric utility, where he served from 1980 to March 1998. He is also a Director of Corning Incorporated, EVEREN Capital Corporation, Scotsman Industries Inc., Smurfit-Stone Container Corporation, Tribune Company and UAL Corporation.

         Alain Pasquier has held various senior corporate management positions within Pechiney's finance department since 1993. He currently serves as Senior Vice President--Corporate Finance of Pechiney, a position he has held since 1997. He is also a director of Impress Metal Packaging Holdings B.V. and Paribas Capital Markets Ltd.

         Jean-Dominique Senard is Senior Executive Vice President and Chief Financial Officer, and member of the Executive Committee of Pechiney. Prior to joining Pechiney in 1996, Mr. Senard held various posts at the French company Saint-Gobain, including Group Director of Treasury and Financing, Financial Director of Saint-Gobain's General Delegation for Germany and Central Europe and member of the Management Committee of Vegla GmbH. He commenced his career at Total where he served as financial controller and later financial risk manager within the treasury group.

         James R. Thompson was Governor of Illinois during the period 1977 through 1991. Since January 1991, Mr. Thompson has been a partner in, and Chairman of the Executive Committee of, Winston & Strawn, a Chicago, Illinois law firm, and since January 1993, he has been Chairman of the firm. Mr. Thompson is also a director of FMC Corporation, Prime Retail, Inc., Hollinger International, Inc., Jefferson Smurfit Group, Metzler Group, Prime Group Realty Trust and Union Pacific Resources. He also serves as a Public Governor of the Chicago Board of Trade and is the Chairman of the Public Review Board of the Hotel and Restaurant Employees International Union. He is Chairman of the Board of Trustees of the Illinois Mathematics and Science Academy Foundation, and serves as a trustee of the Chicago Historical Society, Lyric Opera of Chicago, Museum of Contemporary Art, the Art Institute of Chicago and the Economic Club of Chicago.

         Jack H. Turner served as President of American National Can Company and Chief Operating Officer from 1992 through 1995. Mr. Turner joined American National Can Company in February 1969 as the Assistant Corporate Controller and held the positions of Controller, Vice President and General Manager--International Division, Senior Vice President--International Division, Executive Vice President--Worldwide Beverage Metal Containers, Executive Vice President and Chief Operating Officer--Beverage Worldwide.

Executive Officers of ANC

         In addition to Mr. Rodier and Mr. Lapekas, who are also Directors, the following persons are executive officers of ANC.
 The executive officers were
appointed on April 14, 1999 and will hold office until the first annual meeting of our stockholders following the offering, which is expected to be held in , 2000.

         Curtis J. Clawson is Executive Vice President and President--Beverage Cans Americas. He joined American National Can Company in June 1998 as Senior Vice President--Beverage Cans Americas. Prior to joining American National Can Company he was employed at Allied Signal, Inc. from 1995 through 1997 as President of two separate business units. Prior to his experience with Allied Signal, Inc. he held increasingly responsible senior level international positions at Arvin Industries, Inc.

         Michael D. Herdman is Executive Vice President and President--Beverage Cans Europe and Asia. Since 1991, Mr. Herdman has held the position of Senior Vice President--Beverage Cans Europe of American National Can Company. In January 1997, he also assumed responsibility for the beverage can business in Asia. Since joining American National Can Company in 1972, Mr. Herdman's prior positions have included Managing Director of Nacanco Ltd, Vice President of Business Development, Vice President and General Manager--Plastics, Managing Director--Iberica, and other sales and manufacturing management positions.

         Alan H. Schumacher is Senior Vice President and Chief Financial Officer. He has held this position in American National Can Company since July 1997. After joining American National Can Company in April 1977, Mr. Schumacher held a variety of positions in the management of finance and accounting, including Vice President, Controller and Chief Accounting Officer, Assistant Corporate Controller, and Manager--Corporate Accounting. Prior to joining American National Company, Mr. Schumacher was employed in the audit function of Price Waterhouse and Co.

         Dennis R. Bankowski is Senior Vice President--Administration and Chief Human Resources Officer. He joined American National Can Company in 1991 as Senior Vice President--Human Resources. In January 1997, he was named Senior Vice President--Corporate Services. Before joining American National Can Company, Mr. Bankowski was employed by BP America, a subsidiary of British Petroleum, from 1981 through 1990 where he served in the positions of Director of Compensation, Director of Organizational Development and Vice President of Human Resources.

         Allan J. Bohner serves as Senior Vice President--Beverage Cans Engineering and Beverage Cans Americas Manufacturing. He has held these positions with American National Can Company since January 1998. Mr. Bohner joined American National Can Company in 1975 and has held numerous positions in engineering and management. Prior to assuming his present position he held positions including Senior Vice President--Engineering and Development for Beverage Cans Worldwide, Vice President--Engineering Food Metal and Specialties, Vice President--Manufacturing, Director--Engineering and several engineering manager positions.

Board of Directors, Directors' Compensation and Committees of the Board

         The Company's board of directors consists of 13 members. Directors are elected to serve until the expiration date of their terms as determined by their respective class, and until their successors are elected and qualified. Officers of the Company are elected or appointed by, and serve at the discretion of, the Board of Directors.

         As of the date of this offering, the board of directors of ANC is divided into three staggered classes. The initial board will consist of four Class I directors (Madame Bories and Messrs. Meyer, Pasquier and Turner), four Class II directors (Messrs. Considine, Kennedy, Livingston and Senard) and five Class III directors (Messrs. Gidwitz, Lapekas, O'Connor, Rodier and Thompson). At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I directors, Class II directors and Class III directors will expire upon the election and qualification of successor directors at the Annual Meeting of Stockholders to be held during calendar years 2000, 2001 and 2002, respectively.

         Each officer serves at the discretion of the board of directors and holds office until his or her successor is elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of the directors or executive officers of ANC.

Compensation of Directors

         Directors who are officers or employees of the Company do not receive compensation other than reimbursement for out-of-pocket expenses incurred by them in connection with their travel to and attendance at meetings of the board of directors or committees thereof.

         The Company will compensate its current directors based on the directors' plans established under American National Can Company. A new compensation plan for directors will be designed and presented for approval prior to the expiration of the Class I directors' terms in 2000.

         In addition to the reimbursement of reasonable expenses, directors of the Company who are not also officers or employees of the Company receive an annual fee of $22,000 and meeting fees of $1,000. In addition, non-employee directors who chair any committee of the board receive an additional fee of $3,000 per year for each such committee chaired. Directors can elect to defer their annual retainers and meeting fees to receive deferred amounts after retirement from the Board either in a lump sum or in up to five annual installments. Any such deferred amount will earn interest at the prime rate. The Company provides each non-employee director with $250,000 of accidental death and dismemberment insurance coverage on a 24-hour basis for any period a non-employee director is traveling on company business.

Committees of the Board of Directors

         The board of directors has established an audit committee, a compensation committee and an executive committee. The functions of each of these committees are described below.

         The audit committee is responsible for reviewing the propriety and accuracy of ANC's consolidated financial statements. The audit committee (a) reviews the internal accounting controls and annual consolidated financial statements, (b) reviews with the independent certified public accountants the scope of their audit, their report and their recommendations, (c) considers the possible effect on the independence of such accountants in approving non-audit services requested of them and (d) recommends the action to be taken with respect to the appointment of the independent certified public accountants.

         The compensation committee is responsible for (a) approving the compensation of all elected officers, (b) reviewing, advising and making recommendations with respect to elected officer compensation plans, their benefits and standards and taking all related actions that are not reserved for the board, and (c) administering the Company's annual incentive plan and such other salary, compensation or benefit plans as it is designated to administer.

         During intervals between meetings of the board, the executive committee has and exercises all the powers and authority of the board in the management of our business and affairs, except as specifically limited in our By-laws.

                             Executive Compensation

         Prior to the offering, all compensation paid to our executive officers was paid by American National Can Company, ANC's U.S. beverage cans operating company. The following table shows information concerning the compensation paid for services rendered in all capacities to American National Can Company and its subsidiaries for the fiscal year ended December 31, 1998, for the individual who will serve as Chief Executive Officer of ANC and the other five most highly compensated executive officers, based on their employment by American National Can Company or an affiliate of American National Can Company at December 31, 1998 (the "named executive officers"). The compensation described in this table was paid by American National Can Company, or an affiliate of American National Can Company.

           References to "stock options" relate to awards of Pechiney Options under the Pechiney 1998 Stock Option Plan. This plan grants options to purchase Pechiney stock on the Paris stock exchange. References to "stock appreciation rights" ("SARs") relate to awards of Pechiney Stock Appreciation Rights under the American National Can Company 1998 Long-Term Incentive Plan. SARs reflect the appreciation of Pechiney American Depositary Shares as traded on the New York Stock Exchange. The American Depositary Shares trade at a ratio of 2:1 to the Pechiney French shares.


                                                              Summary Compensation Table(1)
--------------------------------------------------------------------------------------------------------------------------------
                                               Annual Compensation                     1998 Long- Term Compensation Payouts
----------------------------------------------------------------------------  --------------------------------------------------
                                                                                  Stock          Long-Term
                                      Salary(3)               Other Annual    Options / SARs     Incentive         All Other
Name and Principal Position (2)          ($)     Bonus ($)  Compensation ($)     (#) (4)      Plan Payouts ($)   Compensation
--------------------------------      --------  ----------  ----------------  --------------  ----------------  ----------------
Jean-Pierre Rodier.............      $          $                  $0              0 / 0            $             $0
  Chairman and Chief Executive Officer
Edward A. Lapekas..............      $          $                  $0              0 / 0            $0            $8,075.53 (5)
  President and Chief Operating
  Officer
Michael D. Herdman.............      $          $                  $0              0 / 0            $0            $8,075.53 (5)
  Executive Vice President and
President -- Beverage Cans Europe
  and Asia
Alan H. Schumacher ............      $          $                  $0              0 / 0            $0            $8,075.53 (5)
  Senior Vice President and Chief
  Financial Officer
Dennis R. Bankowski ...........      $          $                  $0              0 / 0            $0            $8,075.53 (5)
  Senior Vice President -- Administration
  and Chief Human Resources Officer
Allan J. Bohner ...............      $          $                  $0             3,000 /           $0            $8,075.53 (5)
  Senior Vice President -- Beverage                                              25,000
  Engineering and
  Beverage Cans Americas Manufacturing


(1) In accordance with the executive compensation disclosure rules adopted by the SEC, the compensation of the named executive officers is not shown for fiscal 1996 and 1997 because the Company was not a reporting company under the Securities Exchange Act of 1934 for such years and the compensation information has not been provided in a prior filing with the Securities and Exchange Commission.

(2) The positions reflected in the table are the positions to be held by the named executive officers with the Company following the offering and were not the positions held by the named executive officers with American National Can Company during 1998, the period covered by the table. Compensation reflected in the table for 1998 was paid by American National Can Company to the named executive officers in the following capacities: Mr. Lapekas, Senior Executive Vice President and Chief Operating Officer -- Beverage Cans Worldwide, Mr. Herdman, Senior Vice President -- Beverage Cans Europe and Asia, Mr. Schumacher, Senior Vice President and Chief Financial Officer, Mr. Bankowski, Senior Vice President Corporate Services, Mr. Bohner, Senior Vice President -- Beverage Worldwide Engineering and
          Beverage Cans Americas Manufacturing. Mr. Curtis J. Clawson, who is not listed here, joined American National Can

          Company in June 1998. The pro-rata salary paid to Mr. Clawson for his
          seven months of employment in 1998 was $       . A bonus of $
          was paid reflecting 1998 financial and individual performance. If Mr. Clawson had been employed for the full fiscal year his level of compensation would qualify him as a named executive officer.

(3) The amount of prerequisite and other personal benefits did not exceed the lesser of $50,000 or 10% of the total of annual salary plus bonus.

(4) All such options and stock appreciation rights will be converted to the Company's restricted stock at the date of the offering. The method used to convert the options or stock appreciation rights is described in the section entitled "--Stock Compensation Conversion Plan" below.

(5) Amounts contributed or accrued for fiscal year 1998 for the named executive officers under the American National Can Company Capital Accumulation Plan for Salaried Employees.

                Effective June 1999, the annual salaries of Messrs. Lapekas,
Herdman, Schumacher, Bankowski and Bohner are expected to be $   , $   , $   ,
$   , and $   , respectively.

                                  Option Grants

         The table below shows information concerning grants of stock options made to the named executive officers during the fiscal year ended December 31, 1998. Awards of "stock options" in 1998 relate to awards of Pechiney Options under the Pechiney 1998 Stock Option Plan. This plan grants options to purchase Pechiney stock on the Paris stock exchange. Awards of "stock appreciation rights" ("SARs") in 1998 relate to awards of Pechiney Stock Appreciation Rights under the American National Can Company 1998 Long-Term Incentive Plan. SARs reflect the appreciation of Pechiney American Depositary Shares as traded on the New York Stock Exchange. The American Depositary Shares trade at a ratio of 2:1 to the Pechiney French shares.


                            Pechiney Option and Stock Appreciation Rights Grants in Last Fiscal Year
                            ------------------------------------------------------------------------
                                                        Individual Grants
                         -------------------------------------------------------------------------------
         Name               Number of        % of Total      Exercise or     Market Price    Expiration     Potential Realizable
                            Securities      Options/SARs      Base Price       at Grant         Date          Value at Assumed
                            Underlying       Granted to    (FF or $/Share)                                  Annual Rates of Stock
                          Options/SARs      Employees in                                                   Price Appreciation for
                             Granted       Fiscal Year (2)                                                     Option/SAR Term
                             (#) (1)                                                                            (FF or $) (3)


Jean-Pierre Rodier ...

Edward A. Lapekas ....

Michael D. Herdman....

Alan H. Schumacher....

Dennis Bankowski .....

Allan J. Bohner ......         3,000 /          0.85% /       FF 179.56 /     FF 187.25      11/25/08 /   FF 353,282/   FF 895,285 /
                              25,000            3.0%             $16.16          $16.16      11/25/02        $87,065      $187,496


(1)       All options granted to the named executive officers in 1998 were granted on November 25, 1998 and all become exercisable on November 25, 2003. All SARs granted to the named executive officers in 1998 were granted on November 25, 1998 and become exercisable over two years.
(2)       352,500 options were granted to Pechiney employees worldwide in 1998. 844,700 SARs were granted to American National Can
          Company employees in 1998.
(3)       The 5% and 10% rates of appreciation were set by the Securities and Exchange Commission and are not intended to forecast future appreciation, if any, of Pechiney capital stock. If Pechiney's capital stock does not increase in value, then the option and SAR grants described in this table will be valueless.

         As set forth in the Stock Compensation Conversion Plan, any Pechiney Option granted since June 26, 1996, or SAR granted since September 16, 1997, and held by an employee of ANC at the time of the offering, will be converted into restricted shares of the Company. The terms, vesting schedules, and method of conversion are described in the section entitled, "--Stock Compensation Conversion Plan" below.

1999 Extraordinary SAR Grant

         On February 10, 1999 a grant of SARs was approved for selected executives of American National Can Company. The grant, which was not made under the annual long-term incentive plan, was named the Extraordinary Grant.

         This grant was intended to increase the competitiveness of the long-term incentive plan and was recommended after a review by an independent consulting firm of the nature and competitiveness of long-term incentives in the United States. American National Can Company recognized that the long-term incentive targets for its executives had been set conservatively in recent years, while competitive U.S. long-term incentive targets had increased rapidly during that same time period. It also recognized that the opportunity for share price appreciation with respect to SARs previously granted was limited since the SARs granted under its plans had a shorter term (three to four years) than traditional stock options, which often have ten-year terms.

           The Extraordinary Grant allowed executives to exchange some or all of their outstanding SARs from the June 26, 1996 grant for Extraordinary SARs with a new vesting and exercise schedule, a new grant price and a new four-year term.

           As a result of this program,    of the     outstanding 1996 SARs have
been exchanged. Some executives who have outstanding 1996 SARs were not selected to participate in the Extraordinary Grant. These executives can retain their 1996 SARs and may exercise them until they expire on June 26, 1999.

         The Extraordinary SARs outstanding on the date of the offering will be converted to restricted shares in the Company in accordance with the Stock Compensation Conversion Plan described below.

Stock Compensation Conversion Plan

           Prior to the offering, the executives of American National Can Company participated annually in a long-term incentive plan. The plan granted them either options to purchase Pechiney capital stock traded on the Paris stock exchange or SARs which provided them with the opportunity to receive cash awards equal to the appreciation in Pechiney American Depositary Shares traded on the New York Stock Exchange, or both. At the time of the offering, ANC will convert the outstanding Pechiney options granted since June 26, 1996 and the outstanding SARs granted since September 16, 1997 to restricted shares in ANC.

           Additional outstanding SARs granted as part of the long-term incentive plan on June 26, 1996 that were not exchanged in connection with the Extraordinary Grant will not be converted under the Stock Compensation Conversion Plan and, if unexercised, will expire on June 26, 1999.

         The options and SARs were valued when originally granted using the Black-Scholes methodology, a calculation that computes the present value of stock options and SARs. Each executive with outstanding options or SARs will receive a grant of restricted shares with an approximate Black-Scholes value equal to the Black-Scholes value of their outstanding options and SARs. (Due to the lack of historical information about the trading and performance of the Company's stock, a true Black-Scholes value is impossible to determine at the time of the offering.)

           The vesting and exercises of the restricted shares will approximate the vesting schedules of the original grants.

           Following the grant of restricted shares in the Company, all Pechiney stock options granted since June 26, 1996 and all SARs granted since September 16, 1997 to employees of the Company will be canceled.

   Option/SAR Exercises in Last Fiscal Year and Fiscal Year End Option Values

           The following table sets forth information concerning option and SAR exercises with respect to Pechiney capital stock by the named executive officers during the fiscal year ended December 31, 1998.



                       Aggregated Pechiney Option           Number of Securities Underlying    Value of Unexercised In-
                       and Stock Appreciation Right        Unexercised Option/SARs at Fiscal   the-Money Option/SARs at
                      Exercises in Last Fiscal Year                   Year End (1)                 Fiscal Year-End (2)
                      ---------------------------------    ---------------------------------   ------------------------
                        Shares Acquired
                          on Exercise
Name                          (#)        Value Realized    Exercisable      Unexercisable    Exercisable  Unexercisable
Jean-Pierre Rodier(1)...             0         FF 0 /              0 /            0 /           FF 0 /         FF 0 /
                                                  $ 0              0              0                 $0             $0
Edward A. Lapekas.......             0         FF 0 /              0 /            8,500 /       FF 0 /         FF 0 /
                                                  $ 0           49,250             24,250           $0             $0
Michael D. Herdman......             0         FF 0 /              0 /            7,500 /       FF 0 /         FF 0 /
                                                  $ 0           12,450             8,250            $0             $0
Alan H. Schumacher......             0         FF 0 /              0 /            4,000 /       FF 0 /         FF 0 /
                                                  $ 0           13,900             10,500           $0             $0
Dennis R. Bankowski.....             0         FF 0 /              0 /            5,000 /       FF 0 /         FF 0 /
                                                  $ 0           31,050             13,050           $0             $0
Allan J. Bohner.........           0 /         FF 0 /              0 /            6,500 /       FF 0 /     FF  8820 /
                                 6,000        $26,250           16,750             35,750           $0             $0
--------------------

(1)  Mr. Rodier has not been awarded any stock options or stock appreciation rights in respect of services performed as an executive officer of ANC.

         If the offering is completed all of these options and SARs will be canceled and the holders will be granted restricted shares of the Company in accordance with the provisions of the Stock Compensation Conversion Plan described above.

           The closing price of Pechiney capital stock on December 30, 1998, the last trading day for such capital stock prior to Pechiney's fiscal year end, was FF 182.50 per share on the Paris stock exchange. The closing price of American Depositary Shares on December 31, 1998, the last trading day for such Shares prior to Pechiney's fiscal year end, was $16.125 per American Depositary Share on the New York Stock Exchange.

Retirement Benefits

           Many of ANC's salaried employees have been participants in the American National Can Company Pension Plan for Salaried Employees. At or prior to the consummation of the offering, we intend to adopt an ANC Salaried Employees Pension Plan and an ANC Pension Equalization Plan on terms substantially similar to the comparable American National Can Company plans.

           Under the ANC plan, when an executive retires at the normal retirement age of 65, the approximate annual benefits payable for the following earnings classifications and years of service are included in the table below. Such benefits reflect a reduction to recognize, in part, the cost of Social Security benefits related to service for American National Can Company and ANC. The plans also provide for the payment of benefits to an employee's surviving spouse.


  Remuneration                              Years of Service
  ------------           -------------------------------------------------------
                         10 Years       20 Years        30 Years        40 Years
                         --------       --------        --------        --------
      $250,000            $35,029        $70,057        $107,495        $138,745
       500,000             72,529        145,057         219,995         282,495
       750,000            110,029        220,057         332,495         426,245
     1,000,000            147,529        295,057         444,995         569,995
     1,250,000            185,029        370,057         557,495         713,745
     1,500,000            222,529        445,057         669,995         857,495
     1,750,000            260,029        520,057         782,495       1,001,245
     2,000,000            297,529        595,057         894,995       1,144,995

           Covered compensation includes salary and annual bonus. The calculation of retirement benefits under the plans generally is based upon average earnings for the highest five consecutive years of service. The years of credited service as of January 1, 1999 for the named executive officers are as follows: 2 years for Mr. Lapekas, 26 years for Mr. Herdman, 21 years for Mr. Schumacher, 8 years for Mr. Bankowski, and 23 years for Mr. Bohner.

           Sections 401(a)(17) and 415 of the Code limit the annual benefits which may be paid from a tax-qualified retirement plan. As permitted by the Employee Retirement Income Security Act of 1974, American National Can Company had established and the Company will establish supplemental plans which authorize the payment out of their respective general funds of any benefits calculated under provisions of the applicable retirement plan which may be above the limits under these sections.

New Stock-Based and Incentive Plans of ANC.

The Long-Term Incentive Plan

         Generally. The ANC Long-Term Incentive Plan ("LTIP") has been approved by the board of directors. The ANC LTIP provides for the grant of various types of long-term incentive awards to key employees. These awards may include non-qualified options to purchase shares of our common stock, performance units, incentive stock options, stock appreciation rights and restricted stock grants. The term of the ANC LTIP is five years. The LTIP will also be submitted to the Company's stockholders for approval at the annual meeting of stockholders in 2000. Such stockholder approval is required for purposes of Section 162(m) of the Code in order to ensure favorable tax treatment of amounts paid under the LTIP after the first regularly scheduled meeting of the shareholders of the Company that occurs more than twelve months after the date of the offering. The LTIP is designed to align the interests of executives with those of the stockholders through the use of stock based compensation. The LTIP presents executives and key employees a significant long-term interest in the Company's success and is designed to assist in the retention of these key employees.

         Administration. The ANC LTIP vests broad powers in the Compensation Committee of the board of directors to administer and interpret the ANC LTIP. The Committee's powers include authority to select persons to be granted awards, to determine terms and conditions of awards, including the type, size and term of awards, to determine the time when awards will be granted and any conditions for receiving awards, to establish objectives and conditions for earning awards, and to determine whether such conditions have been met. The Committee also has authority to determine whether payment of an award will be made at the end of an award period, or at the time of exercise, or deferred, and to determine whether payment of an award should be reduced or eliminated. The ANC LTIP grants powers to the Compensation Committee to amend and terminate the ANC LTIP.

         In order to meet the requirements of Section 162(m) of the Code and the rules under Section 16 of the Exchange Act, all grants under the LTIP will be made by a Grant Committee consisting of those members of the Compensation Committee who are both "outside directors" as defined for purposes of Section 162(m) of the Code and regulations thereunder and "non employee directors" as defined for purposes of Section 16 of the Securities Exchange Act of 1934.

         Participation. The persons to whom grants are made under the LTIP ("LTIP Participants") will be selected from time to time by the Grant Committee, based on recommendations by the President and Chief Executive Officer, from among corporate officers and other key employees of the Company and its subsidiaries and affiliates. The Grant Committee may also grant awards to employees of a joint venture or other business in which we have a substantial investment, and may make awards to non-executive employees who are in a position to contribute to the Company's success.

         Shares Subject to LTIP. The LTIP authorizes the issuance or transfer of an aggregate of 7 million shares of our common stock, provided that the total number of shares as to which grants may be made under the LTIP in any one fiscal year beginning after June 1999 may not exceed 2.0% of the total outstanding and treasury shares of the Company.

Stock Option Grants as of the Offering

         As of the offering, the Compensation Committee of the board of directors intends to make the following stock option grants to the named executive officers. This initial grant will replace future stock option grants scheduled to be made under the ANC LTIP in fiscal years 1999, 2000 and 2001.

                                                  Individual Grants                            Potential Realizable
                          -------------------------------------------------------------------    Value at Assumed
                                                                                                 Annual Rates of
                                                                                                   Stock Price
                                                                                                 Appreciation for
                                                                                                   Option Term

        Name               Number of          % of Total         Exercise or       Expiration       5% (2)        10% (2)
                           Securities           Options          Base Price           Date
                           Underlying         Granted to          ($/Share)
                            Options          Employees in
                            Granted           Fiscal Year
                            (#) (1)
Jean-Pierre
Rodier ..............                             TBD                TBD               (1)               $             $
Edward A.                                         TBD                TBD               (1)
Lapekas .............
Michael D.                                        TBD                TBD               (1)
Herdman..............
Alan H.                                           TBD                TBD               (1)
Schumacher...........
Dennis R.                                         TBD                TBD               (1)
Bankowski ...........
Allan J. Bohner......                             TBD                TBD               (1)

(1)       These options will be granted as of the date the offering is completed and consist of non-qualified stock options. These options will become exercisable over a five-year period at a rate of 20% per year. All of these options expire ten years after the offering date.

(2)       The 5% and 10% rates of appreciation were set by the Securities and Exchange Commission and are not
          intended to forecast future appreciation, if any, of our common stock. If our common stock does not increase in value, then the option grants described in the table will be valueless.

ANC Incentive Compensation Plan

         Generally. The ANC Incentive Compensation Plan (the "ICP") has been adopted by the Company's board of directors. The ICP will also be submitted to the Company's stockholders for approval at the annual meeting of stockholders in 2000. This stockholder approval is necessary for purposes of Section 162(m) of the Code in order to ensure favorable tax treatment of amounts paid under the ICP of the first regularly scheduled meeting of the shareholders of the Company that occurs more than twelve months after the date of this offering. The purposes of the ICP are to provide a reward and an incentive to employees in managerial, staff or technical capacities who have contributed in the then-current fiscal year and, in the future, are likely to contribute to the success of the Company. It also serves to enhance the Company's ability to attract and retain outstanding employees to serve in such capacities. The ICP measures the achievement of specific financial operating goals and demanding personal objectives in the determination of awards for participants. The goals are established from the strategic and operating plans of the Company. Awards exceed competitive levels when performance exceeds the targets established. When performance does not reach the levels targeted under the plan, the awards paid to participants can range from below competitive levels to zero.

           Administration. The ICP vests broad powers in the Compensation Committee to administer and interpret the ANC ICP. The Compensation Committee's powers include authority to select the persons to be granted awards, to determine the time when awards will be granted, and to determine and certify whether objectives and conditions for earning awards have been met. The Compensation Committee also has authority to determine whether payment of an award will be made at the end of an award period or deferred, and to determine whether an award or payment of an award should be reduced or eliminated. The ANC ICP grants broad powers to the Compensation Committee to amend and terminate the Plan.

           In order to meet the requirements of Section 162(m) of the Code and the rules under Section 16 of the Exchange Act, all grants under the ICP will be made by a Grant Committee consisting of those members of the

Compensation Committee who are both "outside directors" as defined for purposes of Section 162(m) of the Code and regulations thereunder and "non employee directors" as defined for purposes of Section 16 of the Securities Exchange Act of 1934.

           Eligibility. Any person in the salaried employ of the Company during some part of the fiscal year for which awards are made may be selected for an award by the Compensation Committee. Unless also an employee of the Company, no member of the Company's board of directors will be eligible to participate in the ICP.

Other Stock Ownership Programs

         Ownership Guidelines. In order to align closely the financial interests of the Company's key executives with those of the Company's stockholders, it is expected that immediately after the offering date the Compensation Committee will adopt the following minimum ownership guidelines requiring ownership of shares of common stock with a market value equal to the multiple of base salary indicated:


                                                      Multiple of Base Salary
                                                  ------------------------------
President and Chief Executive Officer............               3
Subsidiary Presidents, Executive Vice
Presidents and Senior Vice Presidents............               2
Vice Presidents..................................               1

         Only shares owned directly (including restricted shares) or through the Company's savings plan, but not shares subject to unexercised stock options, will be considered for determining whether an executive meets such ownership
guidelines. The approximately   executives who will be subject to the guidelines
immediately following the offering will have a transition period of 5 years beginning on the offering date within which to meet the guidelines. Other executives who become subject to the guidelines after the offering date will also have a transition period of 5 years within which to meet the guidelines. Executives who fail to meet the minimum ownership requirements will be ineligible to participate in future long-term incentive stock option or restricted share grants.

         Founders Grant. The Compensation Committee intends to make a one-time grant to every full-time employee, below the Director level, of options to purchase 100 shares of ANC common stock. These options will have an exercise
price equal to              ; and will vest 30 percent two years following the
grant date, 30 percent three years following the grant date, and 40 percent four years following the grant date. The options will be exercisable ten years after the date of the grant.

Employment Contracts, Termination Agreements and Change in Control Arrangements

         In 1996, American National Can Company entered into individual agreements with all of its named executive officers (and we intend to enter into similar agreements). Each agreement is effective for an indefinite term. If the Company terminates an executive for any reason other than for cause (defined as serious misconduct, gross negligence, willful disobedience or commission of a crime involving fraud or moral turpitude) or if the executive voluntarily terminates for any of the reasons indicated below prior to age 60, the agreements provide for continuation of pay and certain benefits for a period of time following termination.

         Each executive may voluntarily resign for the following reasons and receive the continued pay and benefits provided for in their agreement: material reduction in status, duties or responsibilities; reduction in base salary or a material reduction in annual incentive compensation opportunity; termination of participation in any long-term incentive plan; or relocation to a location more than 50 miles from their current offices without their prior consent.

         The length of the period during which the executives will continue to receive their salary is equal to the earlier of 24 months or the executive's 60th birthday. The length of the continuation period for an executive's inclusion in medical, dental and life insurance benefit programs is until age
55. However, the coverage provided by the American National Can Company will be secondary to coverage provided for by a subsequent employer.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth the number of shares of our common stock expected to be beneficially owned following the offering, directly or indirectly, by each director, each named executive officer and such persons and other executive officers, as a group, based upon the beneficial ownership of such persons, including shares as to which a right to acquire ownership exists (for example, through the exercise of stock options, conversions of securities or through various trust arrangements) within the meaning of Rule 13d-3(d)(1) under the Exchange Act.


                                                                      Common Stock
                                                --------------------------------------------------------

                    Name(1)                                 Shares                Percent of Class (2)
Pechiney
  7, Place du Chancelier Adenauer
  75218 Paris Cedex 16, France.................
Jean-Pierre Rodier.............................
Christel Bories................................
Frank W. Considine.............................
Ronald J. Gidwitz..............................
George D. Kennedy..............................
Homer J. Livingston, Jr........................
Roland H. Meyer, Jr............................
James J. O'Connor..............................
Alain Pasquier.................................
Jean-Dominique Senard..........................
James R. Thompson..............................
Jack H. Turner.................................
Curtis J. Clawson..............................
Edward A. Lapekas..............................
Michael D. Herdman.............................
Alan H. Schumacher.............................
Dennis R. Bankowski............................
Allan J. Bohner................................
All of the above and other executive
officers as a group (45 persons)...............

(1)       Each person has sole voting and investment power with respect to the shares listed unless otherwise indicated.
(2)       The shares owned by each person, and by the group, and the shares included in the number of shares outstanding have been adjusted, and the percentage of shares owned (where such percentage exceeds 0.1%) has been computed, in accordance with Rule 13d-3(d)(1) under the Exchange Act.

                          DESCRIPTION OF CAPITAL STOCK

         As of the date of this offering, the authorized capital stock of the Company consists of 1,000,000,000 shares of common stock, $0.01 par value per share, and 25,000,000 shares of preferred stock, $0.01 par value per share. As
at    , 1999, there were outstanding    shares of common stock and    options to
purchase an aggregate of      shares of common stock.

         The following summary of certain provisions of our capital stock, certificate of incorporation and by-laws is not intended to be complete and is qualified by reference to the provisions of applicable law and to our certificate of incorporation and by-laws included as exhibits to the registration statement of which this prospectus is a part. See "Additional Information."

Common Stock

         Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends declared by the board of directors, subject to any preferential dividend rights of outstanding preferred stock, if any. In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock, if any. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, fully paid and non-assessable. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

         Under the terms of the certificate of incorporation, the board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board has discretion to determine the number of shares; rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of shares of preferred stock.

         The purpose of authorizing the board of directors to issue stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock. We do not presently have plans to issue any shares of preferred stock.

Delaware Law and Certain Charter and By-Law Provisions

         We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the person becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

         The by-laws divide the board of directors into three classes with staggered three-year terms. See "Management and Certain Security Holders." The directors are removable only for cause upon the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares then entitled to vote at an election of directors. Under the by-laws, any vacancy on the board of directors, including a vacancy resulting from an enlargement of the board of directors, may only be filled by vote of a majority of the directors then in office.

         These provisions could make it more difficult for a third party to acquire, or discourage a third party from making a tender offer for our common stock or otherwise seeking to acquire, control of our company.

         The certificate of incorporation and by-laws also provide that stockholders may take action only at an annual meeting or special meeting, and not by written action in lieu of a meeting. The by-laws further provide that only the Chairman of the Board, the President or the board of directors may call a special meeting of the stockholders.

         A stockholder must comply with advance notice and information disclosure requirements in order for any matter to be considered "properly brought" before a meeting. The stockholder must deliver written notice to us between 60 and 90 days prior to the meeting. If we give less than 70 days' notice or prior public disclosure of the meeting date, the stockholder must deliver written notice to us within 10 days following the date on which the notice of the meeting was mailed or such public disclosure was made, whichever occurs first. If the matter relates to the election of our directors, the notice must set forth specific information regarding each nominee and the nominating shareholder. For any other matter, the notice must set forth a brief description of the proposed and certain information regarding the proponent stockholder. These provisions could delay until the next stockholders meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions could also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder only at a duly called stockholders' meeting and not by written consent.

         The certificate of incorporation contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. The provisions permit us to limit or eliminate a director's liability for monetary damages for a breach of fiduciary duty as a director, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, the certificate of incorporation and the by-laws contain provisions to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. We believe these provisions will assist in attracting and retaining qualified individuals to serve as directors.

Transfer Agent and Registrar

         The transfer agent and registrar for the common stock is             .

                         SHARES ELIGIBLE FOR FUTURE SALE

         Before this offering, there has been no public market for our shares. After completion of this offering we will have shares of our common stock outstanding. If the underwriters exercise their overallotment option in full, we will have a total of shares of common stock outstanding. Of these shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). However, any shares held by our "affiliates," as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144, unless those shares have been registered for sale under the Securities Act.

Sales of shares

         All of our shares offered by this prospectus will be freely tradable in the open market. The remaining shares of common stock owned by Pechiney that will be outstanding after this offering will be subject to the resale limitations of Rule 144 under the Securities Act, since Pechiney is an affiliate. Rule 144 defines an affiliate as a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the issuer. As such, Pechiney's ability to sell its shares is limited unless we register them for sale under the Securities Act. Under the registration rights agreement with Pechiney, we have agreed to register Pechiney's remaining shares for sale under the Securities Act if Pechiney wishes to sell its shares in the future. See "Relationship with Pechiney - Agreements with Pechiney." Pechiney is not under any contractual obligation to retain our common stock, except during the -day "lock-up" period described in the section entitled "Underwriting" of this prospectus.

         If Pechiney does not request us to register shares held by it as an affiliate it may only sell shares pursuant to Rule 144, subject to the limitations described below, or pursuant to another exemption from registration.

         In general, a stockholder subject to Rule 144 who has owned common stock of an issuer for at least one year may, within any three-month period, and subject to certain manner of sale and notice requirements, sell up to the greater of:

          o 1% of the total number of shares of common stock then outstanding; and
          o the average weekly trading volume of the common stock during the four weeks preceding the stockholder's required notice of sale.

         Rule 144 requires stockholders to aggregate their sales with other affiliated stockholders for purposes of complying with this volume limitation. A stockholder who has owned common stock for at least two years, and who has not been an affiliate of the issuer for at least three months, may sell common stock free from the volume limitation, manner of sale and notice requirements of Rule 144.

         We cannot estimate the number of shares of common stock that Pechiney or other third parties may sell in the future because such sales will depend on market prices, the circumstances of sellers and other factors.

Options

         After this offering, an aggregate of     shares of our common stock
may be issued under our Long-Term Incentive Plan and our Stock Option Plan. We may choose to file Form S-8 registration statements, under which the shares issued upon the exercise of stock options or under the plan will be eligible for resale in the public market without restriction, subject to Rule 144 limitations for affiliates if applicable.

Effect of sales of shares

         Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that future sales of shares of our common stock or the availability of shares for sale would have on the prevailing market price of our common stock. Nevertheless, future sales by us or by Pechiney of substantial amounts of our common stock, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock.

                    CERTAIN UNITED STATES TAX CONSEQUENCES TO
                        NON-U.S. HOLDERS OF COMMON STOCK

General

         The following is a general discussion of U.S. Federal income and estate tax consequences of the ownership and disposition of common stock that may be relevant to you if you are a "non-U.S. Holder." For purposes of this summary, a non-U.S. holder is a beneficial owner of common stock that is, for U.S. Federal income tax purposes, (1) a nonresident alien individual, (2) a foreign corporation, (3) a nonresident alien fiduciary of a foreign estate or trust, or
(4) a foreign partnership one or more of the members of which is, for U.S. Federal income tax purposes, a nonresident alien individual, a foreign corporation or a nonresident alien fiduciary of a foreign estate or trust.

         This discussion does not address all aspects of U.S. Federal income and estate taxation that may be relevant to you in light of your particular circumstances, and does not address any foreign, state or local tax consequences. Furthermore, this discussion is based on provisions of the Internal Revenue Code, Treasury regulations and administrative and judicial interpretations as of the date hereof. All of these are subject to change, possibly with retroactive effect, or different interpretations. If you are considering buying common stock you should consult your own tax advisor about current and possible future tax consequences of holding and disposing of common stock in your particular situation.

Distributions

         If distributions are paid on the shares of our common stock, these distributions generally will constitute dividends for U.S. Federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. Federal income tax principles, and then will constitute a return of capital that is applied against your basis in the common stock to the extent these distributions exceed such earnings and profits. Dividends paid to a non-U.S. holder that are not effectively connected with a U.S. trade or business of the non-U.S. holder will be subject to United States withholding tax at a 30% rate or, if a tax treaty applies, a lower rate specified by the treaty. To receive a reduced treaty rate, a non-U.S. holder must furnish to us or our paying agent a duly completed Form 1001 or Form W-8BEN (or substitute form) certifying to its qualification for such rate.

         Currently, withholding is generally imposed on the gross amount of a distribution, regardless of whether we have sufficient earnings and profits to cause the distribution to be a dividend for U.S. Federal income tax purposes. However, withholding on distributions made after December 31, 1999 may be on a less than the gross amount of the distribution if the distribution exceeds a reasonable estimate made by us of our accumulated and current earnings and profits.

         Dividends that are effectively connected with the conduct of a trade or business within the U.S. and, if a tax treaty applies, are attributable to a U.S. permanent establishment of the non-U.S. holder, are exempt from U.S. Federal withholding tax, provided that the non-U.S. holder furnishes to us or our paying agent a duly completed Form 4224 or Form W-8ECI (or substitute form) certifying the exemption. However, dividends exempt from U.S. withholding because they are effectively connected or they are attributable to a U.S. permanent establishment are subject to U.S. Federal income tax on a net income basis at the regular graduated U.S. Federal income tax rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or a lower rate specified by an applicable income tax treaty.

         Under current U.S. Treasury regulations, dividends paid before January 1, 2000 to an address outside the United States are presumed to be paid to a resident of the country of address for purposes of the withholding discussed above and for purposes of determining and applicability of a tax treaty rate. However, U.S. Treasury regulations applicable to dividends paid after December 31, 1999 eliminate this presumption, subject to certain transition rules.

         For dividends paid after December 31, 1999, a non-U.S. holder generally will be subject to U.S. backup withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or a reduced rate under an income tax treaty, as described above, unless the non-U.S. holder complies with certain Internal Revenue Service certification procedures or, in the case of payments made outside the U.S. with respect to an offshore account, certain IRS documentary evidence procedures. Further, to claim the benefit of a reduced rate of withholding under a tax treaty for dividends paid after December 31, 1999, a non-U.S. holder must comply with certain modified IRS certification requirements. Special rules also apply to dividend payments made after December 31, 1999 to foreign intermediaries, U.S. or foreign wholly owned entities that are disregarded for U.S. Federal income tax purposes and entities that are treated as fiscally transparent in the U.S., the applicable income tax treaty jurisdiction, or both. You should consult your own tax advisor concerning the effect, if any, of the rules affecting post-December 31, 1999 dividends on your possible investment in common stock.

         A non-U.S. holder may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund along with the required information with the IRS.

Gain on Disposition of Common Stock

         A non-U.S. holder will generally not be subject to U.S. Federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless one of the following apply:

         o If the gain is effectively connected with a trade or business of the non-U.S. holder in the United States and, if a tax treaty applies, the gain is attributable to a U.S. permanent establishment maintained by the non-U.S. holder. The non-U.S. holder will, unless an applicable treaty provides otherwise, be taxed on its net gain derived from the sale under regular graduated U.S. Federal income tax rates. If the non-U.S. holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty and duly demonstrates such qualification.

         o If a non-U.S. holder who is an individual and holds our common stock as a capital asset is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, the non-U.S. holder will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain U.S. capital losses.

         o If we are or have been a "U.S. real property holding corporation" for U.S. Federal Income tax purposes at any time during the shorter of the five-year period ending on the date of the disposition or the period during which the non-U.S. holder held the common stock. We believe that we never have been and are not currently a U.S. real property holding corporation for U.S. Federal income tax purposes. Although we consider it unlikely based on our current business plans and operations, we may or may not become a U.S. real property holding corporation in the future. Even if we were to become a U.S. real property holding corporation, any gain recognized by a non-U.S. holder still would not be subject to U.S. tax if the shares were considered to be "regularly traded on an established securities market" and the non-U.S. holder did not own, actually or constructively, at any time during the shorter of the periods described above, more than five percent of a class of our common stock.

Federal Estate Tax

         Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for U.S. Federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

         Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

         United States Federal backup withholding generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain required information. Backup withholding generally will not apply to dividends paid before January 1, 2000 to non-U.S. holders. See the discussion under "Distributions" above for rules regarding reporting requirements to avoid backup withholding on dividends paid after December 31, 1999.

         As a general matter, information reporting and backup withholding will not apply to a payment by or through a foreign office of a foreign broker of the proceeds of a sale of our common stock effected outside the U.S. However, information reporting requirements, but not backup withholding, will apply to a payment by or through a foreign office of a broker of the proceeds of a sale of our common stock effected outside the U.S. if that broker:

         o     is a U.S. person;

         o is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the U.S.;

         o is a "controlled foreign corporation" as defined in the Internal Revenue Code; or

         o is a foreign partnership with certain U.S. connections (for payments made after December 31, 1999).

         Information reporting requirements will not apply in the above cases if the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met or the holder otherwise establishes an exemption.

         Payment by or through a U.S. office of a broker of the proceeds of a sale of our common stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

         Amounts withheld under the backup withholding rules do not constitute a separate U.S. Federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the holder's U.S. Federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

         The foregoing discussion is a summary of certain U.S. Federal income and estate tax consequences of the ownership, sale or other disposition of our common stock by non-U.S. holders. You are urged to consult your own tax advisor with respect to the particular tax consequences to you of ownership and disposition of our common stock, including the effect of any state, local, foreign or other tax laws.

                                  UNDERWRITING

         Under the terms and subject to the conditions contained in an
underwriting agreement dated      , 1999, the selling stockholder has agreed to
sell to the underwriters named below, for whom Credit Suisse First Boston
Corporation,          and          are acting as representatives, the following
respective numbers of ANC's shares:


                                                                       Number
                        Underwriters                                  of Shares
                        ------------                                  ---------
Credit Suisse First Boston Corporation....................
                                                                   -------------

         Total............................................
                                                                   -------------

         The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

         The selling stockholder has granted to the underwriters a 30-day option
to purchase on a pro rata basis up to     additional outstanding shares from the
selling stockholder at the initial public offering price, less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

         The underwriters propose to offer our shares initially at the public offering price on the cover page of this prospectus and to selling group
members at that price less a concession of $     per share. The underwriters and
selling group members may allow a discount of $     per share on sales to other
broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

         The following table summarizes the compensation and estimated expenses we and the selling stockholder will pay.


                                                      Without          With
                                                  Over-allotment  Over-allotment
                                                  --------------  --------------
Expenses payable by us...........................       $               $
Underwriting discounts and commissions paid
     by selling stockholder......................       $               $
Expenses payable by the selling stockholder......       $               $

         Each of the underwriters severally represents and agrees that: (i) it has not offered or sold and prior to the date six months after the date of issue of the common stock will not offer or sell any common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the common stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

         The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

         We and the selling stockholder have agreed, subject to certain exceptions, that we and it will not offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any additional shares of our common stock or securities convertible into or exchangeable or exercisable for any of our common stock without the prior written consent of
Credit Suisse First Boston Corporation for a period of    days after the date of
this prospectus.

         We and the selling stockholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

         We will make an application to list the shares of common stock on the New York Stock Exchange under the symbol "CAN."

         In connection with the listing of the common stock on the New York Stock Exchange, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.

         Certain of the U.S. and international underwriters have from time to time performed, and continue to perform, financial advisory, investment banking and commercial banking services for us, Pechiney and our respective subsidiaries, for which customary compensation has been received. A member of the Board of Directors of Credit Suisse, an affiliate of Credit Suisse First Boston Corporation, is also a member of the Board of Directors of Pechiney.

         The price to the public will be determined by Pechiney and ANC in consultation with the representatives. Among the factors expected to be considered in determining the price to the public, in addition to prevailing market conditions, particularly market conditions for initial public offerings and for securities of companies in the metal packaging industry, include the history of and prospects for ANC's business and for the metal packaging industry in general, the past and present operations of ANC, the past and present earnings and current financial position of ANC, an assessment of ANC's management and other relevant factors.

         Credit Suisse First Boston Corporation, on behalf of the underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

         The distribution of the shares in Canada is being made only on a private placement basis exempt from the requirement that ANC and Pechiney prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares are effected. Accordingly, any resale of the shares in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of shares.

Representations of Purchasers

         Each purchaser of shares in Canada who receives a purchase confirmation will be deemed to represent to ANC and Pechiney and the dealer from whom such purchase confirmation is received that (a) such purchaser is entitled under applicable provincial securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, (b) where required by law, such purchaser is purchasing as principal and not as an agent, and (c) such purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

         The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by the Ontario Securities Laws. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

         All of ANC's directors and officers as well as the experts named herein and Pechiney may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of ANC, Pechiney and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against ANC, Pechiney or such persons in Canada or to enforce a judgment obtained in Canadian courts against ANC, Pechiney or such persons outside of Canada.

Notice to British Columbia Residents

         A purchaser of shares to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any shares acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from ANC. Only one such report must be filed in respect of shares acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

         Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.

                             ADDITIONAL INFORMATION

         We have filed a registration statement on Form S-1 with the Securities and Exchange Commission (known as the "SEC"). This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits. You may review a copy of the registration statement, including exhibits, at the SEC's public reference room at Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549 or Seven World Trade Center, 13th Floor, New York, New York 10048 or Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

         As a result of the offering of shares in the United States, we will become subject to the reporting requirement of the Securities Exchange Act of 1934, and therefore, we will also file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC.

         Our SEC filings and the registration statement can also be reviewed by accessing the SEC's Internet site at http:/www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

         The shares will be traded on the New York Stock Exchange and reports and other information concerning our Company will be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                                  LEGAL MATTERS

         The validity of our shares offered hereby will be passed upon for us and the selling stockholder by Shearman & Sterling, Paris, France and for the underwriters by Cleary, Gottlieb, Steen & Hamilton, New York, New York.

                                     EXPERTS

         The Combined Financial Statements as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                     INDEX TO COMBINED FINANCIAL STATEMENTS

                                                                            Page


Report of Independent Accountants............................................F-2

Combined Statements of Income for the years ended
     December 31, 1998, 1997 and 1996........................................F-3

Combined Balance Sheets at December 31, 1998 and 1997........................F-4

Combined Statements of Cash Flows for the years ended
     December 31, 1998, 1997 and 1996........................................F-5

Combined Statements of Changes in equity for the years ended
     December 31, 1998, 1997 and 1996........................................F-7

Notes to Combined Financial Statements.......................................F-8

                         REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
of American National Can Group, Inc.

In our opinion, the combined financial statements listed in the Index to Combined Financial Statements appearing on Page F-1 of this prospectus present fairly, in all material respects, the financial position of American National Can Holdings, Inc. and combined companies ("ANC") at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of ANC's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1, effective January 1, 1998, ANC adopted AICPA Statement of Position 98-5, "Reporting on the Costs of Start-up Activities."

PricewaterhouseCoopers LLP

Chicago, Illinois
April 19, 1999

American National Can Group, Inc.
Combined Statement of Income
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------


                                                                                Year ended
                                                                               December 31,
                                                                  ------------------------------------------------
                                                         Notes          1996              1997             1998
                                                         -----          ----              ----             ----

Net sales                                                         $   2,520,290        $2,465,018       $2,458,849

Cost of goods sold (excluding depreciation)                           2,189,605         2,069,206        1,984,369
Selling, general and administrative expense                             136,427           134,221          138,257
Research and development expense                                         21,652            19,514           15,224
Depreciation and amortization                                            73,958            77,656           82,057
Goodwill amortization                                                    41,033            41,035           40,474
Restructuring charge (credit) and writedown
  of property and equipment                              5,15           158,706            10,924           (2,437)
                                                                     ----------        ----------       ----------

Operating income (loss) from continuing operations                     (101,091)          112,462          200,905
Interest expense                                          10             95,324            90,433           68,773
Interest income and other financial income
  (expense), net                                          11              4,321            26,880           10,634
                                                                     ----------        ----------       ----------

Income (loss) from continuing operations
  before income taxes, equity earnings, minority
interest, and cumulative effect of
  accounting change                                                    (192,094)           48,909          142,766

Income tax expense (benefit)                               9            (35,191)           30,027           26,546
                                                                     ----------        ----------       ----------

Income (loss) from continuing operations before
equity earnings, minority interest and cumulative
  effect of accounting change                                          (156,903)           18,882          116,220

Equity in net earnings (loss) of affiliates                6                993            (3,475)           4,465
Minority interest                                                        (7,209)           (5,352)          (4,997)
                                                                     ----------        ----------       ----------

Income (loss) from continuing operations before
  cumulative effect of accounting change                               (163,119)           10,055          115,688

Income (loss) from discontinued operations,
  net of tax expense (benefit) of ($32,454), $8,715
  and $13,599                                              2             (60,803)            2,392              527
Cumulative effect of accounting change, net of
  tax of $1,381                                            1                                                 (2,566)
                                                                     ----------        ----------       ----------

Net income (loss)                                                    $ (223,922)       $   12,447       $  113,649
                                                                     ==========        ==========       ==========


                 See notes to the Combined Financial Statements.

American National Can Group, Inc.
Combined Balance Sheet
(In thousands of U.S. dollars)
-------------------------------------------------------------------------------

                                                                                           December 31,
                                                                                --------------------------------------
                                                               Notes                1997                  1998
                                                               -----                ----                  ----

ASSETS:
Current assets
Cash and cash equivalents                                                         $  105,835             $   170,549
Accounts receivable                                              3                   135,549                 138,312
Other receivables and prepaid expenses                                                36,537                  42,232
Inventories                                                      4                   256,354                 236,340
Net current assets of discontinued operations                    2                    13,670                  46,454
Deferred income taxes                                            9                   119,116                 109,713
                                                                                  ----------             -----------

Total current assets                                                                 667,061                 743,600

Property, plant and equipment, net                              5,15                 845,849                 836,064
Goodwill, net                                                    1                 1,300,471               1,224,348
Investments in equity affiliates                                 6                    98,153                 112,541
Pension asset                                                   12                   194,356                 212,531
Net noncurrent assets of discontinued operations                 2                   511,787                 536,397
Deferred income taxes                                            9                   202,057                 193,168
Other long-term assets                                                                71,685                  68,568
                                                                                  ----------             -----------

Total assets                                                                      $3,891,419             $ 3,927,217
                                                                                  ==========             ===========

LIABILITIES AND OWNER'S EQUITY:
Current Liabilities
Accounts payable--trade                                                              250,733                 241,215
Other payables and accrued liabilities                          13                   416,830                 342,509
Current portion of long-term debt                               7,8                    7,403                   6,704
Short-term financing:                                            7
  External                                                                            24,435                  20,258
  Related party                                                                      738,563                 659,783
                                                                                  ----------             -----------

Total current liabilities                                                          1,437,964               1,270,469

Deferred income taxes                                            9                    53,089                  59,900
Postretirement benefit obligations                              12                   308,847                 309,004
Other long-term liabilities                                     14                   225,020                 169,828
Long-term debt:                                                 7,8
  External                                                                           318,198                 259,921
  Related party                                                                      571,591                 291,277
                                                                                  ----------             -----------

Total liabilities                                                                  2,914,709               2,360,399

Minority interests                                                                    29,042                  28,530
Commitments and contingencies                                   18
Owner's equity                                                                     1,031,646               1,603,367
Accumulated other comprehensive loss                                                 (83,978)                (65,079)
                                                                                  ----------             -----------
Total equity                                                                         947,668               1,538,288
                                                                                  ----------             -----------
Total liabilities and equity                                                      $3,891,419             $ 3,927,217
                                                                                  ==========             ===========


                                  See notes to the Combined Financial Statements.

American National Can Group, Inc.
Combined Statement of Cash Flows
(In thousands of U.S. dollars)
-------------------------------------------------------------------------------


                                                                                              Years ended
                                                                                              December 31,
                                                                          --------------------------------------------------------
                                                                                    1996           1997           1998
                                                                                    ----           ----           ----

CASH FLOWS FROM OPERATING ACTIVITIES:
     Income (loss) from continuing operations before cumulative effect of
       accounting change                                                         $(163,119)     $  10,055      $ 115,688
     Minority interests                                                              7,209          5,352          4,997
     Equity in net (earnings) loss of affiliates                                      (993)         3,475         (4,465)
     Depreciation and amortization                                                 114,991        118,691        122,531
     Pension expense (income)                                                        2,963        (14,640)       (34,844)
     Restructuring charge (credit) and write down
       of property, plant and equipment                                            158,706         10,924         (2,437)
     Provision (benefit) for deferred income taxes                                 (38,076)        (7,310)        30,691
     Reduction in income tax reserve                                                    --             --        (32,206)
     Other non-cash (income) expense, net                                          (15,056)        (8,180)         9,541
     Changes in assets and liabilities exclusive of
       effects from acquisitions, divestitures and
       translation adjustments:
        Decrease (increase) in inventories                                          81,443          6,434         23,243
        Decrease (increase) in accounts receivable                                  52,756        (45,696)        (3,140)
        (Decrease) increase in accounts payable                                    (95,104)        39,386        (10,958)
        Other changes in assets and liabilities                                      4,577         10,666        (49,934)
     Restructuring expenditures                                                    (23,303)       (22,553)       (12,059)
     Pension funding                                                              (119,408)       (54,865)       (14,610)
     Dividends received from unconsolidated affiliates                               6,203         13,493          8,243
                                                                                 ---------      ---------      ---------
Net cash provided by operating activities of continuing operations                   3,901         65,232        150,281
Net cash provided by operating activities of discontinued operations                 8,451         96,704         35,198
                                                                                 ---------      ---------      ---------
Net cash provided by operating activities                                           13,352        161,936        185,479

CASH FLOWS FROM INVESTING ACTIVITIES:
     Additions to property, plant and equipment                                   (142,387)       (71,861)       (65,196)
     Proceeds from sales of property, plant and equipment                           27,842          8,538          6,998
     Acquisition of businesses                                                     (12,012)          --             --
     Other                                                                           7,218          6,320           --
                                                                                 ---------      ---------      ---------
Net cash used in investing activities of continuing operations                    (119,339)       (57,003)       (58,198)
Net cash provided by (used in) investing activities of discontinued operations      40,812        (55,062)       (84,758)
                                                                                 ---------      ---------      ---------
Net cash used in investing activities                                              (78,527)      (112,065)      (142,956)

                                  See notes to the Combined Financial Statements.

American National Can Group, Inc.
Combined Statement of Cash Flows
(In thousands of U.S. dollars)
-------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Additions to long-term debt                                                   120,000            1,037          265,295
     Payments on long-term debt                                                    (32,052)         (27,732)        (595,951)
     Net increase (decrease) in short-term financing                               (36,941)          34,284          (95,644)
     Proceeds from issuance of common and preferred stock
       by subsidiary companies to Pechiney                                            --               --            883,100
     Capital contributions from Pechiney                                            66,000              602
     Dividends paid:
        To parent company                                                          (12,442)          (7,658)        (425,028)
        To minority interests in subsidiaries                                       (5,680)          (4,016)          (5,503)
                                                                                 ---------        ---------        ---------
Net cash provided by (used in) financing activities of continuing
  operations                                                                        98,885           (8,483)          26,269
Net cash provided by (used in) financing activities of discontinued
  operations                                                                       (15,172)          (3,282)          (5,079)
                                                                                 ---------        ---------        ---------
Net cash provided by (used in) financing activities                                 83,718           (6,768)          21,190
Net effect of foreign currency translation on cash                                     (63)          (4,133)           1,161
                                                                                 ---------        ---------        ---------
Net increase in cash and cash equivalents                                           17,475           38,973           64,874
Change in cash and cash equivalents of discontinued operations                         (88)             454             (160)
                                                                                 ---------        ---------        ---------
Net increase in cash and cash equivalents of continuing operations                  17,387           39,427           64,714
Cash and cash equivalents at beginning of year                                      49,021           66,408          105,835
                                                                                 ---------        ---------        ---------
Cash and cash equivalents at end of year                                         $  66,408        $ 105,835        $ 170,549
                                                                                 =========        =========        =========

SUPPLEMENTAL DISCLOSURES
Cash payments during the year for:
     Interest                                                                    $  95,380        $  89,646        $  67,545
     Income taxes                                                                   31,883           25,054           41,141
Non-cash transactions:
     Forgiveness of debt by Pechiney                                                                152,000
     Contribution by Pechiney of its minority interest in                                                            883,100
        European subsidiaries


                                  See notes to the Combined Financial Statements.

American National Can Group, Inc.
Combined Statement of Changes in Equity
(In thousands of U.S. dollars)
-------------------------------------------------------------------------------

                                                                            Accumulated
                                                                               Other
                                                           Owner's         Comprehensive       Comprehensive
                                                            Equity             Income             Income                Total
                                                         -----------       --------------       ------------         -------------

Balance at January 1, 1996                               $ 1,044,619          $  (112,247)                             $   932,372
Net loss                                                    (223,922)                            $  (223,922)             (223,922)
Changes in accumulated other comprehensive income:
  Foreign currency translation adjustment,
    net of tax of $1,686                                                           (4,006)            (4,006)               (4,006)
  Minimum pension liability adjustments,
    net of tax of $36,706                                                          57,655             57,655                57,655
                                                                                                 -----------
Comprehensive income (loss)                                                                      $  (170,273)
                                                                                                 ===========
Capital contribution from Pechiney relating to
  Brazilian subsidiary                                        66,000                                                        66,000
Dividends paid to Pechiney                                   (12,442)                                                      (12,442)
                                                         -----------          -----------                              -----------
Balance at December 31, 1996                                 874,255              (58,598)                                 815,657
Net income                                                    12,447                                  12,447                12,447
Changes in accumulated other comprehensive income:
  Foreign currency translation adjustment,
    net of tax of ($7,496)                                                        (56,353)           (56,353)              (56,353)
  Minimum pension liability adjustment,
    net of tax of $18,690                                                          29,552             29,552                29,552
                                                                                                 -----------
                                                                                                 $   (14,354)
Comprehensive income (loss)
Capital contribution from Pechiney relating to
  forgiveness of debt ($152,000) and Brazilian
  subsidiary ($602)                                          152,602                                                       152,602

Dividends paid to Pechiney                                    (7,658)                                                       (7,658)
Impact of divestiture                                                               1,421                                    1,421
                                                         -----------          -----------                              -----------
Balance at December 31, 1997                               1,031,646              (83,978)                                 947,668
Net income                                                   113,649                             $   113,649               113,649
Changes in accumulated other comprehensive income:
  Foreign currency translation adjustment,
    net of tax of $4,263                                                           29,892             29,892                29,892
  Minimum pension liability adjustment,
    net of tax of ($7,207)                                                        (10,993)           (10,993)              (10,993)
                                                                                                 -----------
Comprehensive income                                                                             $   132,548
                                                                                                 ===========
Contribution by Pechiney of minority interest in
  European subsidiaries                                      883,100                                                       883,100
Dividends paid to Pechiney                                  (425,028)                                                     (425,028)
                                                         -----------          -----------                              -----------
Balance at December 31, 1998                              $1,603,367          $   (65,079)                             $ 1,538,288
                                                         ===========          ===========                              ===========



Accumulated other comprehensive income items comprise cumulative translation adjustments of $18,409, $22,415, $77,347 and $47,455 and minimum pension liability adjustments of $93,838, $36,183, $6,631 and $17,624 at January 1, 1996 and December 31, 1996, 1997,
and 1998, respectively. Such amounts are net of tax aggregating $71,029, $32,637, $21,443 and $24,387 at those dates, respectively. The net amounts for minimum pension liability adjustments referred to above include $2,935, $2,673, $3,469 and
$4,265 applicable to the discontinued Plastics business.


                                             See notes to the Combined Financial Statements.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------


NOTE 1 - BASIS OF PRESENTATION

REPORTING STRUCTURE AND NATURE OF BUSINESS

American National Can Group, Inc. (the "Company"), a newly formed Delaware company, will become the holding company for the worldwide beverage can business of Pechiney, a French company, through a series of transactions in a number of countries (the "Reorganization") to be completed immediately prior to the initial public offering (the "Offering") by Pechiney of a majority ownership in the Company. The beverage can business consists of the manufacture and sale of aluminum and steel beverage cans for the soft drink, beer, fruit drink and tea markets. Operations of this business have been conducted by (a) Pechiney North America, Inc. ("PNA") (a wholly owned subsidiary of Pechiney) through its 90% owned subsidiary (Pechiney owns directly the remaining 10%), American National Can Company ("ANCC") and ANCC's various European (in which Pechiney has a minority interest) and Asian subsidiaries and (b) Pechiney through its subsidiaries in Turkey (65% owned), France (100% owned) and Brazil (100% owned) and its joint ventures in Mexico (50% interest) and Korea (40% interest).

ANCC also operates a plastics packaging business which consists of the manufacture and sale of flexible plastics (flexible packaging for the food, meat, dairy and healthcare markets), plastic bottles (plastic barrier bottles for food companies) and tubes (plastic and laminated tubes for the pharmaceutical, cosmetics and toiletries markets).

The Reorganization consists of:
     - Transfer by Pechiney of (a) PNA, (b) its minority interests in the ANCC European subsidiaries and (c) its aforementioned subsidiaries and investments in joint ventures to ANC, Inc.
     - Transfer by ANCC of the Plastics business along with approximately $275,000 of related party debt to a newly created wholly owned subsidiary of ANCC (Pechiney Plastic Packaging, Inc.) and transfer of the stock in the newly created subsidiary to Pechiney in exchange for Pechiney's 10% ownership interest in ANCC. No gain/loss related to the transfer of the Plastics operations will be recognized for financial reporting purposes. The transfer of the Plastics operations would result in a reduction of owner's equity of approximately $336,000. No gain for income tax purposes is expected to result from the transfer. However, in conjunction with the Reorganization, Pechiney Plastic Packaging, Inc. intends to sell technology to another subsidiary of Pechiney, resulting in a taxable gain currently estimated to be $70,000. Such gain would result in no cash outlay, but would reduce the deferred tax asset for net operating loss carryforwards by $28,000.

Accordingly, the accompanying combined financial statements include the accounts of PNA, ANCC and the entities to be transfered by Pechiney for the periods presented. The combined entity is referred to hereinafter as the "ANC." The Plastics operations have been presented as discontinued operations in the accompanying combined financial statements as they represent a separate segment. As a consequence, in the combined balance sheets at December 31, 1997 and 1998, the amounts of the net current and net non-current assets and liabilities of the Plastics operations have been aggregated and presented as single-line items. In the combined statement of income for all periods presented, the operating results of the Plastics business have been presented separately as single-line items. The combined statement of cash flows sets forth separately the cash flows of the continuing and discontinued operations for all periods presented.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
-------------------------------------------------------------------------------


In February 1998, Pechiney reorganized the ownership of its beverage can European subsidiaries. As a result of that reorganization, newly created foreign subsidiaries of ANC, which own all the stock of the European subsidiaries, issued common and preferred stock to Pechiney for $883,100, representing a 44% ownership interest in the subsidiaries. The proceeds were lent by ANC to PNA. PNA utilized the proceeds to repay debt owing to Pechiney ($473,100) and for payment of a dividend to Pechiney ($410,000). As referred to above, Pechiney will transfer its minority interest in the European subsidiaries to the Company and, accordingly, $883,100 was recorded in the combined financial statements as a contribution to capital.

In February 1996, an Italian subsidiary of ANC acquired the capital stock of SITAC, an Italian company engaged in the manufacture of beverage can ends. The purchase price, exclusive of cash acquired, was $12,012. Goodwill of $1,600 was recorded in connection with the transaction.

ACCOUNTING PRINCIPLES

The combined financial statements of ANC are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Newly issued accounting principles

o In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued its Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The statement requires capitalization of external direct costs of materials and services consumed in the development or obtainment of internal use computer software, payroll and payroll-related costs for employees who are directly associated with and who devote time to the internal-use computer software project and interest costs incurred during the development of the computer software for internal use. Adoption of this statement will be required in ANC's financial statements for the year ending December 31, 1999 and is not expected to have a significant effect.

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement requires that all derivatives be recognized as assets and liabilities and measured at fair value. Changes in the fair value of derivatives not qualifying as hedges are required to be reported in earnings. Adoption of the standard will be required in ANC's financial statements for the year ending December
     31, 2000. Management is in the process of evaluating this standard and has not yet determined the future impact on ANC's combined financial statements.

     In April 1998, the AICPA issued its Statement of Position 98-5, "Reporting on the Costs of Start-up Activities". This statement requires the cost of start-up activities and organization costs to be expensed as incurred. ANC adopted this statement effective January 1, 1998 and unamortized costs that were previously capitalized through that date were written off as a cumulative effect of an accounting change. This resulted in a charge of $2,566 (net of taxes of $1,381) to continuing operations and $1,481 (net of taxes of $971) to discontinued operations.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
-------------------------------------------------------------------------------


Significant accounting policies

Principles of Combination

The combined financial statements include the accounts of the entities referred to above under Reporting Structure and Nature of Business. The equity method of accounting is used for unconsolidated companies in which ANC exercises significant influence. All significant intercompany transactions and profits have been eliminated.

Revenue Recognition

Revenues are recognized when goods are shipped.

Translation

Asset and liability accounts denominated in non-U.S. currencies are translated into U.S. dollars at year-end exchange rates, while revenues and costs are translated at average rates of exchange in effect during the period. The net effect of translating non-U.S. currencies is recorded as a cumulative adjustment within accumulated other comprehensive income, net of applicable income taxes.

For non-U.S. subsidiaries and equity investments with financial activities which are considered to be an extension of ANC's U.S. activities or which operate in a highly inflationary economy, non-monetary items and related income statement amounts are remeasured into the reporting currency at historical rates and monetary items are remeasured at current exchange rates. Remeasurement differences and exchange differences arising from non-U.S. currency transactions for these entities are reflected in the combined statement of income.

Property, Plant and Equipment

Property, plant and equipment is stated at cost including interest incurred on funds borrowed during the period that major items are constructed for their intended use. Capitalized leases are stated at the present value of future minimum lease payments. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets (buildings - 40 years and machinery and equipment - 4 to 25 years).

Whenever events or changes in circumstances indicate that the carrying amount of long-lived assets may not be recoverable, this carrying amount is compared with the future cash flows (undiscounted and without interest charges) expected to result from the use of the assets and their eventual disposition. If the sum of expected future cash flows is less than the carrying amount of the assets, an impairment loss is recognized based on the fair value of the assets; when a market value is not available, the fair value is generally estimated as the present value of expected future cash flows.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
-------------------------------------------------------------------------------


Inventories

Inventories are stated at the lower of cost or market. The cost of substantially all U.S. inventories, other than spare parts, is determined by the last-in, first-out (LIFO) method. The cost of substantially all other inventories is determined by the first-in, first-out (FIFO) method. At December 31, 1997 and 1998, inventories stated at LIFO comprised approximately 30% and 36%, respectively, of combined inventories.

Goodwill

The difference between the purchase price and the book value of net assets acquired is allocated to tangible and intangible assets and to assumed liabilities for which a fair value can be specifically determined. The excess of the purchase price over the fair value of net assets acquired is allocated to goodwill. Goodwill is amortized on a straight-line basis over a period not exceeding 40 years.

Substantially all of the goodwill reflected on the combined balance sheet arose from the revaluation of the tangible assets and assumed liabilities of ANC as of the date of its acquisition by Pechiney in 1988. At December 31, 1997 and 1998, accumulated amortization of goodwill aggregated $430,290 and $470,764, respectively.

The carrying value of goodwill is reviewed regularly to reflect changes which may have permanently impaired the profitability and the value of the related assets:

- the carrying value of goodwill is compared with the fair value of the corresponding entities, estimated on the basis of market value of these entities or comparable entities, when available, or using other techniques such as the discounted cash flow method;

- in addition, goodwill associated with property, plant and equipment is reviewed for impairment jointly with the property, plant and equipment with which it is associated.

No writedowns were required in the periods presented as a result of the evaluations performed under these two methodologies.

During 1998, certain income tax uncertainties related to the 1988 acquisition of ANC by Pechiney were resolved and the related liabilities established at the acquisition date were reversed resulting in a net $46,122 reduction in goodwill, of which $35,649 pertained to continuing operations (Note 9).

Research and Development Costs

Research and development costs are expensed as incurred.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
-------------------------------------------------------------------------------


Deferred Income Taxes

Deferred income taxes are accounted for using the liability method on temporary differences between the financial statement and tax bases. These deferred taxes are measured by applying currently enacted tax laws. Valuation allowances are established on deferred tax assets when management estimates that it is more likely than not that the related benefit will not be realized.

Financial Instruments

ANC's financial instruments include cash, current accounts and notes receivable, noncurrent receivables, accounts payable, short-term and long-term debt, and foreign currency exchange contracts. The market value of cash and current receivables and payables are considered to be identical to the book value due to the short-term nature of those instruments. The market value for noncurrent receivables and short-term and long-term debt, based on current interest rates available to ANC for similar instruments, approximated their carrying value at December 31, 1998.


ANC enters into foreign currency exchange contracts, primarily with Pechiney, as a hedge against firm currency commitments which are primarily for the purchase of raw materials and the sale of finished goods. ANC's foreign currency exchange contracts do not subject ANC to significant risk due to exchange rate movements because gains and losses on these contracts are deferred and offset against gains and losses on the transactions being hedged. At December 31, 1998, ANC had forward exchange contracts, with maturity dates through July 2003, to purchase $321,000 and to sell $90,000 of various foreign currencies. The carrying value of ANC's foreign currency exchange contracts approximate their fair value.

Prepaid Customer Incentives

Included in prepaid expenses and other long-term assets are prepaid customer incentives, representing payments to certain customers in exchange for entering into long-term sales contracts requiring purchases of guaranteed minimum quantities. These incentive payments are capitalized upon payment and amortized over the length of the underlying contract.

Uncertainties Resulting from the Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates and assumptions.

Estimates and assumptions are particularly significant with respect to estimating liabilities such as provisions and accruals for litigation or environmental reserves. They are also significant with respect to assessing the recoverability of the carrying value of property, plant and equipment, intangible assets and deferred tax assets, which, to a large extent, is based on estimates of expected future net income or cash flows. Actual future net income and cash flows could vary significantly from the estimates.

Cash and Cash Equivalents

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
-------------------------------------------------------------------------------


For purposes of the statement of cash flows, cash and cash equivalents include all financial instruments with an initial maturity of 90 days or less.

Earnings Per Share

Because of the multiple capital structures of the entities included in these combined financial statements, earnings per share amounts are not considered meaningful and have not been presented.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
-------------------------------------------------------------------------------


NOTE 2 - DISCONTINUED OPERATIONS

The Plastics business of ANC will be transferred to Pechiney (Note 1). These operations have been reflected as discontinued operations for all periods presented in the combined financial statements. The net assets of the discontinued business at December 31, 1997 and 1998 comprise:

                                                              1997               1998
                                                              ----               ----

        Net current assets
        Cash                                            $     1,349          $   1,509
        Accounts receivable, net                             14,273             12,623
        Inventories:
                          Raw materials                      26,203             38,054
                          Spare parts                         6,410              7,326
                          Work-in-process                    27,612             25,950
                          Finished goods                     65,132             64,801
                                                        -----------           --------
        Total inventories                                   125,357            136,131

        Other receivables and prepaid expenses               12,383             20,261
        Deferred income taxes                                10,005              7,682
        Accounts payable-trade                              (60,651)           (48,692)
        Postretirement benefit obligations                  (29,000)           (29,000)
        Other payables and accrued liabilities              (51,614)           (46,320)
        Current portion of long-term debt                    (4,096)            (4,388)
        Short-term financing - External                      (4,336)            (3,352)
                                                        -----------           --------
        Net current assets                              $    13,670           $ 46,454
                                                        ===========           ========

        Net noncurrent assets
        Property, plant and equipment                   $   408,481           $449,264
        Goodwill                                            349,542            327,060
        Deferred income taxes                               114,028            118,952
        Pension asset                                           631                177
        Other long-term assets                               55,180             43,781
        Post retirement benefit obligations                (335,031)          (331,797)
        Other long-term liabilities                         (13,182)            (7,565)
        Long-term debt - Related party                      (67,862)           (63,475)
                                                        -----------           --------
        Net noncurrent assets                           $   511,787           $536,397
                                                        ===========           ========

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
-------------------------------------------------------------------------------


In December 1995, ANC entered into an agreement with PMC Lease Co., a related party, for the sale and leaseback of certain Plastics business machinery and equipment. Based on an independent valuation, the final selling price of these assets was $79,260, which approximated their book value. PMC Lease Co. paid ANC $14,631 in 1995 and issued a note receivable for the balance. The note is repayable in annual installments over 10 years, with the final installment due in December 2005, and bears interest at 6.1%. The lease has been recorded as a capital lease. The recorded assets and liabilities related to this agreement have been included in the net assets of discontinued operations in the combined balance sheet at December 31, 1997 and 1998.

In December 1996, PNA sold the capital stock of Intsel Southwest, a 100% owned subsidiary engaged in the metal distributions business, for $61,396 of cash. The gain on sale of this business, together with its net income from 1996 operations, has been presented as a discontinued operation in the combined statement of income for 1996. Net sales of Intsel Southwest for 1996 were $99,015.

Cash flows from investing activities of discontinued operations for 1996 include proceeds from sales of businesses of $97,462, comprising $61,396 pertaining to the sale of Intsel Southwest by PNA and $35,526 in final settlement of ANC's selling price of its Food Metal & Specialty business unit and its Glass business unit. These ANC business units have been accounted for as discontinued operations since June 30, 1995.

In December 1996, Pechiney authorized the sale of ANC's 51% interest in an Italian subsidiary engaged in the manufacture of food cans and a provision for loss of $6,300 million related to income taxes was recorded. The sale was completed in 1997 and proceeds were $3,239, net of $13,000 of subsidiary cash. An additional loss of $100 million was recorded in 1997.

In December 1996, the plastics business recorded a restructuring charge of $32,412. The 1996 charge resulted from Project Challenge initiatives and comprised the cost to close the Mt. Vernon, OH plant, sever an additional 89 employees primarily in plants other than Mt. Vernon, and to writedown equipment in other plants to net realizable value. The plant was closed during the fourth quarter of 1998. Remaining restructuring reserves included in the liabilities of the discontinued business were $12,163 and $6,800 at December 31, 1997 and 1998, respectively. Management believes that the remaining reserve at December 31, 1998 will be substantially utilized in 1999.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
-------------------------------------------------------------------------------

Income (loss) from discontinued operations as presented in the combined statement of income comprises:

                                                                           Years ended December 31,
                                                        -------------------------------------------------------
                                                                1996                  1997                 1998
                                                        --------------------- -------------------- ------------

Plastics business
  Income (loss) before income taxes                     $   (130,003)        $     11,107          $     16,578
  (Provision) benefit for income taxes                        45,315               (8,715)              (14,570)
                                                        ------------         ------------          ------------
  Income (loss) before cumulative effect of
      accounting change                                      (84,688)               2,392                 2,008
  Cumulative effect of accounting
      change, net of tax of $971 (Note 1)                                                                (1,481)
                                                        ------------         ------------          ------------
  Income (loss)                                              (84,688)               2,392                   527

Intsel Southwest
  Income before income taxes                                  13,480
  Provision for income taxes                                   4,718
                                                        ------------
  Income                                                       8,762
                                                        ------------
  Gain on sale                                                23,266
  Provision for income taxes                                   8,143
                                                        ------------
  Net gain                                                    15,123
                                                        ------------
                                                              23,885
                                                        ------------         ------------          ------------
Income (loss) from discontinued operations              $    (60,803)        $      2,392          $        527
                                                        ============         ============          ============

Net sales for the Plastics business were $878,080, $846,409 and $827,233 for the years ended December 31, 1996, 1997 and 1998 respectively.

The loss before income taxes of the Plastics business for 1996 includes a provision for loss of $103,768 pertaining to the Viskase litigation (Note 18).

NOTE 3 - ACCOUNTS RECEIVABLE

In June 1997, ANC began selling all of its U.S. receivables (including those related to its Plastics business) to American National Can Receivables Corporation ("ANCRC"), a wholly-owned nonconsolidated subsidiary of ANC. ANCRC entered into a Receivables Sale Agreement with a financial institution under which it is able to sell through October 1999, with limited recourse, an undivided interest of up to $125,000 in the receivables that it purchases from ANC. At December 31, 1997 and 1998, ANCRC had sold to the financial institution, undivided interests of $45,096 and $37,768, respectively, in the receivables that it purchased from ANC. At December 31, 1997 and 1998, accounts receivable as shown in the combined balance sheet included $50,266 and $67,704, respectively, due from ANCRC. ANC has retained the collection responsibility with respect to the receivables sold to ANCRC.

Before June 1997, ANC had an agreement with a financial institution to sell
U.S. trade accounts receivable, with limited recourse, on a revolving basis. Under the agreement, the maximum amount of receivables that could be sold at any point in time was $175,000.

An analysis of the allowances for doubtful current and noncurrent receivables follows:

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
-------------------------------------------------------------------------------

                                                                             Years ended December 31,
                                                            ---------------------------------------------------
                                                                   1996                1997                1998
                                                            ------------------ -------------------- -----------
  Balance at beginning of year                              $     9,059        $     22,486         $     24,840
  Provision charged to income                                    12,418               2,774               10,049
  Writeoff of uncollectible receivables, net of
      recoveries                                                    507                (249)              (2,032)
  Other                                                             502                (171)                  52
                                                            -----------        ------------         -----------
  Balance at end of year                                    $    22,486        $     24,840         $     32,909
                                                            ===========        ============         ============

The allowance for doubtful receivables has been determined recognizing that ANC has retained substantially the same risk of credit loss as if the U.S. receivables had not been sold.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
-------------------------------------------------------------------------------
NOTE 4 - INVENTORIES

Inventories consisted of the following:

                                                                                     December 31,
                                                                        ---------------------------------
                                                                               1997                 1998
                                                                        -------------------  ------------
         Raw materials                                                  $     52,408         $     36,244
         Spare parts                                                          51,208               40,065
         Work-in-progress                                                      4,729                1,974
         Finished goods                                                      148,009              158,057
                                                                        ------------         ------------

                                                                        $     256,354        $    236,340
                                                                        =============        ============


The LIFO inventory carrying value exceeded its FIFO basis by approximately
$3,506 and $6,366 at December 31, 1997 and 1998, respectively.

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

                                                                                     December 31,
                                                                        ---------------------------------
                                                                               1997                 1998
                                                                        -------------------  ------------

         Land                                                           $     41,161         $     40,473
         Buildings                                                           242,510              249,396
         Machinery and equipment                                           1,031,878            1,110,795
         Construction in progress                                             55,347               42,965
         Less accumulated depreciation                                      (533,361)            (614,058)
                                                                        ------------         ------------
                                                                             837,535              829,571
                                                                        ------------         ------------
         Assets under capital leases                                          22,053               20,471
         Less:  accumulated amortization                                     (13,739)             (13,978)
                                                                        ------------         ------------
                                                                               8,314                6,493
                                                                        ------------         ------------
                                                                        $    845,849        $     836,064
                                                                        ============         ============


Assets under capital leases primarily represent buildings, machinery and equipment.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
-------------------------------------------------------------------------------


NOTE 6 - INVESTMENTS IN EQUITY AFFILIATES

Investments in equity affiliates and ANC's percentage of ownership were as follows:

                                                                                      December 31,
                                                                                ----------------------
                                                               % Owned             1997         1998
                                                               -------          ---------   ----------

      Hanil Can Company, Ltd. (Korea)                            40.0           $  22,128   $  33,712
      Valley Metal Container Partnership (Coors)                 50.0              24,296      24,867
      Nippon National Seikan Co., Ltd. (Japan)                   24.5              25,222      26,957
      ANC Receivables Corporation (Note 3)                      100.0              14,096      14,289
      Vitro-American National Can (Mexico)                       50.0               8,953       8,394
      Container Recycling Alliance L.P.                          50.0               3,458       4,322
                                                                                 --------   ---------
                                                                                $  98,153   $ 112,541
                                                                                 ========   =========

As a result of applying the purchase method of accounting, the carrying value of these investments exceeded the company's proportionate share of underlying equity at December 31, 1998 by an aggregate of $17,656, which is being amortized over a forty-year period.

Equity in net earnings of affiliates included in the combined statement of income aggregated $12,774, $9,569 and $10,950 in the years ended December 31, 1996, 1997 and 1998, respectively. These amounts included earnings from partnerships which produce and sell packaging products of $11,781, $13,044 and $6,485 in the years ended December 31, 1996, 1997 and 1998, respectively, which were recorded as a reduction of cost of goods sold.

Dividends received from equity affiliates aggregated $6,203, $13,493 and $8,243 for the years ended December 31, 1996, 1997 and 1998, respectively.

Effective March 31, 1999, ANC sold its 50% interest in the Container Recycling Alliance partnership at a gain of approximately $4,800. The selling price was $9,000 in cash, plus future payments to ANC based on the partnership's operating results for the two years ended December 31, 2000. The agreement specifies that such future payments will not be less than $750 in the aggregate.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
-------------------------------------------------------------------------------


The following table includes financial information relating to ANC's unconsolidated equity affiliates as of December 31, 1997 and 1998 and for each of the three years in the period ended December 31, 1998.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------

                                                                          December 31,
                                                           -----------------------------------------
                                                             1996              1997           1998
                                                           ---------        --------        --------
Balance Sheet:
  Current assets                                                            $288,860        $303,294
  Noncurrent assets                                                          216,964         264,958
  Current liabilities                                                        257,581         259,419
  Noncurrent liabilities                                                      76,225          80,309
Statement of Income:
  Net revenues                                             $689,489         $674,090        $602,708
  Net income                                                 32,847           23,915          34,313


NOTE 7 - LONG-TERM DEBT

A summary of long-term debt outstanding was as follows:

                                                                              December 31,
                                                               -----------------------------------------
                                                                     1997                    1998
                                                               -----------------       -----------------
External:
Note Purchase Agreements of ANC with various insurance
   companies:
      5.69% Senior Notes due December 2000                           $    38,000            $     38,000
      6.33% Senior Notes due December 2003                               110,200                 110,200
      6.46% Senior Notes due December 2005                                41,800                  41,800
      6.64% Senior Notes due December 2008                                38,000                  38,000

  Revolving bank borrowings of ANC, bearing interest based
    on spreads over LIBOR, under a credit agreement expiring
    in June 2003                                                          85,000                  20,000
  Bank borrowings of Brazilian subsidiary due January 2001
    at 0.75% over LIBOR                                                       --                   9,996

Capital leases                                                             2,984                   2,294

Other                                                                      5,034                   1,752
                                                                      ----------                --------
                                                                         321,018                 262,042
Less:  amounts due within one year                                        (2,820)                 (2,121)
                                                                      ----------                --------
                                                                      $  318,198            $    259,921
                                                                      ==========            ============

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
-------------------------------------------------------------------------------

Related Party:

Revolving borrowings from Pechiney, bearing                                  $ 500,000            $    --
  interest based on .675 over Libor under a credit
  agreement expiring December 2000

Revolving borrowings from Pechiney, bearing                                       --                200,000
  interest based on .125 over Libor under a credit
  agreement expiring January 2001

Subordinated notes with Pechiney, bearing interest                              50,663               46,079
  based on .625 over Libor, due in annual payments through
  October 2002

Other borrowings from Pechiney, bearing interest at a rate of 10.5%
 expiring December 2004                                                         20,000               20,000

Deutschmark denominated note with Pechiney bearing                                --                 23,911
  interest based on Fibor plus 0.3%, expiring February 2003

Other                                                                            5,511                5,870
                                                                             ---------            ---------
                                                                               576,174              295,860
   Less:  amounts due within one year                                           (4,583)              (4,583)
                                                                             ---------            ---------
                                                                             $ 571,591            $ 291,277
                                                                             =========            =========

At December 31, 1998 the maturities of long-term debt during the next five years, excluding obligations under capital leases, were as follows:

              1999                         $    6,078
              2000                             42,829
              2001                             15,225
              2002                             52,570
              2003                            134,315

During the year ended December 31, 1997, long-term debt owing to Pechiney of $152,000 was forgiven and recorded as a capital contribution.

The Note Purchase Agreements with various insurance companies, the credit agreement with banks and the Receivables Sales Agreement (Note 3) contain various restrictions, among others, on the (a) sale of ANC assets, including specific restrictions on the amount of receivables to be sold in relation to net sales, (b) issuance of guarantees and (c) the maintenance of ANC consolidated net worth.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------

External lines of credit available to ANC under borrowing arrangements and the usage thereof at December 31, 1998 were as follows:

                                                                Total
                                                               Available               Used                Unused
                                                               ---------               ----                ------

         U.S. - long-term                                   $   500,000            $  20,000            $   480,000
         U.S. - short-term                                       89,000               15,525                 73,475
         International - short-term                             160,112                4,733                155,379

The U.S. long-term line is available under the credit agreement expiring in June 2003. At December 31, 1998, borrowings under this agreement are at an interest rate of Libor plus .17%. The agreement requires payment of a facility fee of
 .08% per annum of the commitment amount (whether used or unused) and a utilization fee of .05% per annum of average borrowings if such borrowings exceed 60% of the commitment. ANC maintains lines of credit in the United States and in a number of foreign countries. Foreign borrowings are generally overdraft facilities at rates competitive in the countries in which ANC operates. Generally, each foreign line is available only for borrowings related to operations of a specific country. U.S. lines are overnight facilities at market rate. The weighted average interest rate on short-term borrowings outstanding as of December 31, 1997 and 1998 was approximately 5.9% and 5.6%, respectively.

As the Offering will result in a change in control of ANC, it will give rise to new financial covenants under the $500 million revolving credit facility. These covenants will require ANC to maintain a specified EBITDA interest coverage ratio and a specified debt to equity ratio. The change of control will also require ANC to make an offer to prepay the $228 million of notes with insurance companies. ANC is currently negotiating with its existing lenders with respect to these matters. In addition, Pechiney has indicated that all the debt financing it provides on an intra-group basis will terminate when the Offering is complete. Accordingly, the Company has commenced negotiations with potential new third-party lenders to obtain some or all of the total funding requirements when the Offering is complete.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------
NOTE 8 - LEASES

ANC leases manufacturing, warehouse and office facilities, and equipment. Future minimum lease payments required under capital leases and operating leases having initial or remaining noncancelable lease terms in excess of one year are set forth below. Such future minimum lease payments have not been reduced by sublease rentals to be received subsequent to December 31, 1998 of $26,275 for operating leases.

                                                                       Capital           Operating
                                                                        Leases              Leases
                                                                        ------              ------

      1999                                                          $          826      $       32,031
      2000                                                                     253              29,772
      2001                                                                     243              27,283
      2002                                                                     242              29,367
      2003                                                                     203              28,428
      2004 and beyond                                                        2,637             114,310
                                                                    --------------      --------------

      Total minimum rentals                                                  4,404      $      261,191
                                                                                        ==============
      Less:  amount representing interest                                   (2,110)
                                                                    --------------

      Present value of future minimum payments (Note 7)                      2,294
      Less:  current portion                                                  (626)
                                                                    --------------

      Long-term obligations under capital leases                    $        1,668
                                                                    ==============

Rental expense under operating leases was as follows:

                                                                          Years ended
                                                                         December 31,
                                                -------------------------------------------------------
                                                        1996                 1997                 1998
                                                        ----                 ----                 ----

Gross rental expense                            $       39,443       $       40,240       $      34,676
Less:  sublease rental income                           (3,031)              (3,138)             (3,443)
                                                --------------       --------------       -------------
                                                $       36,412       $       37,102       $      31,233
                                                ==============       ==============       =============

Rental expense under operating leases included in the results of discontinued operations was $8,027, $6,899 and $7,363 for the years ended December 31, 1996, 1997 and 1998, respectively.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------

NOTE 9 - INCOME TAXES

The provision (benefit) for taxes on income (loss) from continuing operations was as follows:

                                                                   Years ended December 31,
                                                ------------------------------------------------------
                                                        1996                 1997                 1998
                                                        ----                 ----                 ----

Current income taxes:
   United States:
        Federal                                 $     (19,573)       $       2,674        $     (40,650)
        State                                            (408)                 358                 (144)
   Other                                               22,866               34,305               36,649
                                                -------------        -------------        -------------
                                                        2,885               37,337               (4,145)
                                                -------------        -------------        -------------

Deferred income taxes:
   United States                                      (41,025)             (11,027)              23,401
   Other                                                2,949                3,717                7,290
                                                -------------        -------------        -------------
                                                      (38,076)              (7,310)              30,691
                                                -------------        -------------        -------------
                                                $     (35,191)       $      30,027        $      26,546
                                                =============        =============        =============

The provision (benefit) for taxes on income (loss) from continuing operations differs from the U.S. statutory rate for the following reasons:

                                                                   Years ended December 31,
                                                ------------------------------------------------------
                                                        1996                 1997                 1998
                                                        ----                 ----                 ----

Statutory tax rate                                     (35.0%)             35.0%           35.0%
State taxes, net of federal tax effect                  (3.0)               6.0             1.8
Goodwill amortization                                    7.5               29.3             9.9
Foreign tax rate differential                            3.6              (15.4)           (4.2)
Adjustment of prior year taxes                            --                 --           (22.6)
Other                                                    8.6                6.5            (1.3)
                                                 -----------        -----------     -----------
Effective tax rate                                     (18.3%)             61.4%           18.6%
                                                 ===========        ===========     ===========

U.S. Federal income taxes which may be incurred upon remittance of approximately $92,000 of accumulated earnings of ANC's foreign subsidiaries have not been provided at December 31, 1998 because such earnings are considered to be permanently invested.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------


Deferred tax assets (liabilities) consisted of the following:

                                                                                        December 31,
                                                                          -------------------------------------
                                                                                  1997                1998
                                                                          ---------------------  --------------
Deferred tax assets
Deductible temporary differences:
        Employee benefits                                                 $       152,454        $       149,503
        Restructuring reserves                                                     36,405                 29,383
        Other                                                                     139,612                134,657

Tax loss and credit carryforwards:
        U.S. Federal net operating losses                                         135,262                148,227
        U.S. Federal alternative minimum tax credits                                6,838                  7,587
        U.S. federal general business credits                                       5,738                  5,738
        U.S. state net operating losses                                             7,901                  7,901
Valuation allowances                                                              (18,455)               (18,455)
                                                                          ---------------        ---------------

Total                                                                             465,755                464,541
                                                                          ---------------        ---------------

Deferred tax liabilities
Taxable temporary differences:
        Fixed assets                                                              (86,829)              (100,674)
        Inventories                                                               (15,632)               (14,065)
        Employee benefits                                                         (61,327)               (76,682)
        Other                                                                     (33,883)               (30,139)
                                                                          ---------------        ---------------

Total                                                                            (197,671)              (221,560)
                                                                          ---------------        ---------------

Net deferred tax asset                                                    $       268,084        $       242,981
                                                                          ===============        ===============

The U.S. federal net operating loss carryforwards expire as follows:

                  2003                  $28,871
                  2009                  109,909
                  2011                  201,626
                  2012                   47,311
                  2018                   35,789

The U. S. federal alternative minimum tax credit carryforwards of $7,587 have an unlimited carryover period.

The general business credits of $5,738 expire 1999 through 2007, including $2,970 and $1,789 in 2000 and 2001, respectively.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------

As a result of the Offering, U.S. tax regulations will limit the amount of net operating loss and tax credit carryforwards available to ANC going forward on an annual basis.

At December 31, 1998, valuation allowances have been provided for the tax assets attributed to (a) the U.S. federal net operating loss carryforwards expiring in 2003, which can be utilized solely against the taxable income of a component member of the consolidated taxpayer group ($10,105), (b) the general business credits, substantially all of which also can be used solely against the taxes payable by a component member of the taxpayer group ($5,738), and (c) certain U.S. state income tax net operating loss carryforwards ($2,612). No other valuation allowances were deemed necessary as management believes that it is more likely than not that, based upon prior earnings history, future taxable income will be more than sufficient to utilize the tax loss carryforwards and the deductible temporary differences not offset by future reversals of taxable temporary differences.

As a result of the receipt in August 1998 of Joint Committee approval for the settlement of various issues pertaining to federal income tax returns for the years 1985 through 1995, income tax liabilities were reduced by $78,328. Of this amount, $46,122 pertained to issues for which tax reserves had been established in the purchase accounting for the acquisition of ANC by Pechiney in 1988, which was recorded as a reduction of goodwill during 1998 ($35,649 pertained to continuing operations - Note 1). The $32,206 remainder of the tax reserve reduction pertained to expense provisions recorded in prior years and was recorded as a reduction of the provision for income taxes in the combined statement of income for the year ended December 31, 1998.

Included in income (loss) from continuing operations before income taxes, equity earnings, minority interest and commutative effect of accounting change in 1996, 1997 and 1998, was $42,963, $75,572 and $119,497, respectively, of income from foreign sources, none of which was remitted to ANC.

NOTE 10 - INTEREST EXPENSE

Interest expense consisted of the following:

                                                                                  Years ended
                                                                                  December 31,
                                                               -------------------------------------------------
                                                                      1996               1997               1998
                                                                      ----               ----               ----
Interest cost incurred
                 External                                      $  26,599         $    23,011           $ 19,710
                 Related party                                    68,258              67,053             48,720
Interest imputed on obligations under
              capital leases                                         321                 268                241
Deferred financing cost amortization                                 146                 101                102
                                                               ---------         -----------           ---------
                 Total interest expense                        $  95,324         $    90,433           $ 68,773
                                                               =========         ===========           =========

Discontinued operations reflect interest expense of $28,477, $25,219 and $18,930 for the years ended December 31, 1996, 1997 and 1998, respectively.
Such amounts give recognition to the debt of the Plastics operations, as well as an allocation of combined entity interest based primarily on the net assets of the component entities.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------

NOTE 11 - INTEREST INCOME AND OTHER FINANCIAL INCOME (EXPENSE), NET

Interest income and other financial income (expense), net, consisted of the following:


                                                           Years ended December 31,
                                            --------------------------------------------------
                                                   1996               1997               1998
                                                   ----               ----               ----
  Interest income:
      External                                 $  7,253            $  6,555            $  8,641
      Related party                               1,309               1,515               5,056
  Expense related to the sale of accounts
    receivable                                   (3,966)             (3,038)             (2,513)
Foreign currency exchange gains (losses)         (1,811)             21,332                 515
Other                                             1,536                 516              (1,065)
                                               --------            --------             --------
                                               $  4,321            $ 26,880            $ 10,634
                                               ========            ========             ========

Foreign currency exchange gains (losses) for the year ended December 31, 1997 includes a $21,020 non-recurring gain relating to foreign currency forward contracts.

NOTE 12 - PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

ANC has defined benefit and defined contribution retirement plans covering substantially all current and retired U.S. employees and certain U.S. employees of businesses that have been sold. The plans provide benefits that are based on the employee's years of service and compensation during employment with ANC. ANC makes contributions to the defined benefit plans at least equal to the minimum funding requirements under the Employee Retirement Income Security Act of 1974. Costs for government-sponsored pension plans of ANC's international operations are expensed on a current basis. ANC's Plastics business sponsors defined benefit retirement plans covering certain hourly employees of that business. The remaining hourly employees of that business are included in ANC-sponsored defined benefit plans or multi-employer union plans. The salaried employees of the Plastics business are included in defined benefit and defined contribution plans which cover substantially all of the salaried employees of ANC. Obligations of the plans sponsored by the Plastics business, as well as obligations under multi-employer plans, will remain with that business and be included in the operations being transferred to Pechiney (Note 1). These liabilities aggregated $4,154 at December 31, 1998 and are included in the net assets of discontinued operations in the combined balance sheet at that date. Benefits of Plastics business participants included in the ANC-sponsored plans will be frozen as of the Plastics business transfer with respect to service accrued before that date (subject to adjustments for certain future service and pay) and new mirror offset plans will be created by the Plastics business for those employees.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------




ANC provides certain healthcare and life insurance benefits for substantially all retired U.S. employees and their dependents, including those of the Plastics business, under various postretirement benefit plans based on age and length of service. Certain of the plans require retiree contributions. Benefits for employees in non-U.S. countries are generally limited due to coverage which is already provided by national health programs. The liability for benefits for active and retired employees of the Plastics business, aggregating $83,561 at December 31, 1998 will be included in the liabilities transferred to Pechiney Plastic Packaging, Inc. Further, liability for benefits for certain additional retired employees relating primarily to closed plants aggregating $277,236 at December 31, 1998 will also be transferred to and be assumed by Pechiney Packaging, Inc. These liabilities aggregating $360,797 have been included in the net assets of the discontinued operations (Note 2). Pechiney has agreed to guarantee this obligation of Pechiney Plastic Packaging, Inc.

Net pension expense (income) for benefit pension plans and net postretirement benefit expense for the years ended December 31, 1996, 1997 and 1998 consisted of the following:



                                                               Pension Benefits                       Other Benefits
                                                               ----------------                       --------------
                                                      1996        1997        1998          1996         1997         1998
                                                      ----        ----        ----          ----         ----         ----
Service cost                                     $  23,991    $  25,811    $  23,334    $   2,800    $   2,759    $   2,549
Interest cost                                      128,001      133,154      132,523       24,276       24,146       21,364
Expected return on plan assets                    (157,571)    (180,474)    (193,680)        --           --           --
Amortization of:
     Unrecognized transition obligation               (867)        (867)        (819)        --           --           --
     Unrecognized prior service cost (benefit)       1,950        2,366        3,248         (196)                     (936)
     Unrecognized net loss                           4,961        5,946         (226)                     (199)
                                                 ---------    ---------    ---------    ---------    ---------    ---------
Net periodic benefit (income) expense                  465      (14,064)     (35,620)   $  26,880    $  26,706    $  22,977
                                                                                        =========    =========    =========
Net curtailment loss                                             (3,934)      (1,837)
                                                 ---------    ---------    ---------
                                                       465      (17,998)     (37,457)
Defined contribution and multi-employer
   plans                                             2,498        3,358        2,613
                                                 ---------    ---------    ---------
Total benefit expense (income)                   $   2,963    $ (14,640)   $ (34,844)
                                                 =========    =========    =========

Total benefit expense (income) above excludes amounts attributed to discontinued operations comprising pension expense of the Plastics business sponsored plans and multi-employer union plans and Plastics business employees who are active participants in the ANC sponsored plans. Other benefits expense attributed to discontinued operations comprises the expense related to active and retired employees of the Plastics business as well as for the additional retired employees of closed plants referred to above.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------




The following table sets forth the funded status of ANC's defined benefit pension plans and postretirement benefit obligation and the amounts recognized in the combined balance sheet at December 31, 1997 and 1998.


                                                         Pension Benefits                 Other Benefits
                                                         ----------------                 --------------
                                                       1997           1998             1997            1998
                                                       ----           ----             ----            ----
Change in benefit obligation
----------------------------
Benefit obligation at January 1                   $ 1,802,925     $ 1,970,724     $   337,166     $   352,735
Service cost                                           25,811          23,334           2,759           2,549
Interest cost                                         133,154         132,522          24,146          21,364
Plan participants' contributions                         --              --             1,549           1,568
Plan amendments                                         3,085           7,506            --            (7,263)
Actuarial loss                                        150,410         114,663          12,529         (13,655)
Benefits paid                                        (144,661)       (152,518)        (25,414)        (24,388)
                                                  -----------     -----------     -----------     -----------
Benefit obligation at December 31,                  1,970,724       2,096,231         352,735         332,910
                                                  -----------     -----------     -----------     -----------

Change in plan assets
---------------------
Fair value of plan assets at January 1,             1,775,606       2,045,173            --              --
Actual return on plan assets                          359,363         180,709            --              --
Employer contribution                                  54,865          14,610          23,865          22,820
Plan participants' contributions                         --              --             1,549           1,568
Benefits paid                                        (144,661)       (152,518)        (25,414)        (24,388)
                                                  -----------     -----------     -----------     -----------
Fair value of plan assets at December 31,           2,045,173       2,087,974            --              --
                                                  -----------     -----------     -----------     -----------

Funded status                                          74,449          (8,257)       (352,735)       (332,910)

Unrecognized actuarial loss                            81,132         202,431          18,807           5,178
Unrecognized prior service cost (benefit)               9,462          13,669          (2,119)         (8,472)
Unrecognized transition asset                         (10,934)        (12,772)           --              --
                                                  -----------     -----------     -----------     -----------
Net asset (liability) recognized                  $   154,109     $   195,071     $  (336,047)    $  (336,204)
                                                  ===========     ===========     ===========     ===========

Amounts recognized in the statement of
financial position consist of:
Prepaid benefit cost                              $   194,356     $   212,531     $      --       $      --
Accrued benefit liability                             (50,518)        (43,710)       (336,047)       (336,204)
Intangible asset                                        4,968           4,133            --              --
Accumulated other comprehensive
   income                                               5,303          22,117            --              --
                                                  -----------     -----------     -----------     -----------
Net amount recognized                             $   154,109     $   195,071     $  (336,047)    $  (336,204)
                                                  ===========     ===========     ===========     ===========

Weighted-average assumptions as of December 31:
     Discount rate                                        7.0%            6.5%            7.0%            6.5%
     Expected return on plan assets                      10.0%           10.0%
     Expected increase in future salaries                 5.0%            5.0%



American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------




The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $239,859, $232,716 and $195,964 respectively, as of December 31, 1997 and $79,068, $69,682 and $34,705, respectively, as of December 31, 1998.

The following table shows the other major assumptions used to develop the accumulated postretirement benefit obligation and the net postretirement benefit expense in 1998 and 1997.


                                                                            Managed
                                                        Under age          Care Under          Over age
                                                            65               Age 65               65
                                                    ------------------ ------------------ ------------------

Current year health care trend rate - 1998                7.71%              6.86%              6.29%
Current year health care trend rate - 1997                8.29%              7.14%              6.71%
Ultimate trend rate                                       6.00%              6.00%              5.00%
Year ultimate trend rate is achieved                       2001               2001               2001

Assumed health care trend rates have a significant effect on the amounts reported for the health care plan. A one-percentage-point change in assumed health care cost trend rate would have the following effects:


                                                               1-Percentage-          1-Percentage-
                                                               Point Increase         Point Decrease
                                                               --------------         --------------
Effect on total of service and interest cost components          $ 2,227                 ($2,057)
Effect on postretirement benefit obligation                       25,948                 (23,991)


NOTE 13 - OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:


                                                          December 31,
                                                          ------------
                                                      1997          1998
                                                      ----          ----

Accrued payroll and employee benefits              $ 78,255      $ 65,187
Postretirement benefit obligation (Note 12)          27,200        27,200
Pension liabilities (Note 12)                        37,596         6,555
Restructuring reserves (Note 15)                     22,043        28,913
Litigation reserves (Note 18)                       104,249       102,013
Income taxes                                         59,322        27,742
Accrued rent                                         18,646        14,254
Accrued taxes other than income                      11,295        10,430
Other                                                58,224        60,215
                                                   --------      --------

                                                   $416,830      $342,509
                                                   ========      ========

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------




NOTE 14 - OTHER LONG-TERM LIABILITIES

Other long-term liabilities consisted of the following:


                                       December 31,
                                       ------------
                                      1997       1998
                                      ----       ----

Restructuring reserves (Note 15)   $ 69,888   $ 45,286
Environmental reserves               54,748     50,057
Income taxes                         45,446       --
Pension liabilities (Note 12)        12,922     37,155
Other long-term employee costs       13,803     13,598
Other                                28,213     23,732
                                   --------   --------

                                   $225,020   $169,828
                                   ========   ========

Laws and regulations expose ANC to the risk of substantial environmental costs and liabilities, including liabilities associated with past activities. ANC is involved in judicial and administrative proceedings concerning environmental compliance and the remediation of contamination at ANC properties and other sites. The related charges are reserved when known to the extent they can be reasonably estimated. The types of costs accrued are expenditures for clean up of environmental contamination and other remediation activities. The estimated reserves are based on current environmental laws and regulatory requirements and currently available technology. The accrued costs do not include potential recoveries from insurers and have not been discounted to their present values.

The precision and reliability of the loss estimates varies from site to site, depending on such factors as the quantity of data concerning contamination at the site, the extent to which remedial requirements have been identified or agreed upon with regulatory authorities and the availability and likelihood of contribution from other responsible parties. ANC believes, however, that the amount it has reserved will enable it to satisfy its known and anticipated environmental liabilities to the extent they can be estimated. Because environmental matters cannot be predicted with certainty, there can be no assurance that these amounts will be adequate for all purposes. In addition, the discovery of new sites or future developments at known sites, such as changes in law or environmental conditions, could result in increased environmental costs and liabilities in excess of accrued environmental reserves that could have a material effect on ANC's results of operations in any given year or its combined financial position, although the amount of such increases cannot be estimated.

NOTE 15 - RESTRUCTURING

In the fourth quarter of 1996, ANC recorded a charge of $158,706 for restructuring and impairment of property and equipment related to actions taken under Pechiney's Challenge program. The Challenge program was announced in 1996 and was designed to eliminate production overcapacity, reduce costs and improve productivity and utilization of assets. After years of strong growth, the beverage can market in the United States and Canada had reached maturity. In 1996, the market increased only slightly over the prior year resulting in an industry supply/demand imbalance, which led to the decision by ANC to reduce annual capacity by in excess of three billion cans. Other costs of the restructuring plan, which include relocation of personnel and equipment, training, process reengineering, consulting costs, and capital expenditures are being recognized as incurred.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------



The activity in the restructuring reserve for continuing operations including prior year activity as described below for the year ended December 31, 1996 was as follows:


                                                                                              Utilized
                                                                                     ---------------------------
                                                                           Net
                              Beginning     Charge to     Credit to       Charge         Cash                        Ending
                               Balance       Income         Income       (Credit)      Payments       Non-cash       Balance
                            ------------- -------------  ------------  ------------  -------------  ------------- -------------
Employee termination
   and severance programs     $  32,454     $  58,895          --       $  58,895      $ (13,129)     $ (13,173)     $  65,047

Lease termination costs             762        14,563          --          14,563           --             --           15,325
Environmental testing
   and remediation                2,000         3,000          --           3,000           --             --            5,000
Facility costs                   13,099        19,340          --          19,340         (8,410)          --           24,029
Equipment dismantle
   and disposal costs             3,793         5,750          --           5,750         (1,764)          --            7,779
Other exit costs                  1,246           --           --             --             --            --            1,246
Non-cash asset
   write-downs                     --          57,158          --          57,158            --         (57,158)          --
                              ---------     ---------     ---------     ---------      ---------      ---------      ---------

                              $  53,354     $ 158,706     $    --       $ 158,706      $ (23,303)     $ (70,331)     $ 118,426
                              =========     =========     =========     =========      =========      =========      =========


The restructuring charge related primarily to the planned shutdown of five can manufacturing facilities to eliminate production overcapacity. One of these facilities (Jacksonville, FL) was shutdown in December 1996. The remaining reduction of capacity was planned to be accomplished by the shutdown of three plants in 1997 and one in 1998. In addition to the cost of the five plant shutdowns, the restructuring charge covered the reorganization of operations at certain other existing plants which would continue operations and the elimination of certain executive and administrative functions at ANC's headquarters and other plants as a result of cost reduction initiatives.

The severance and other employee related costs (primarily enhanced pension and postretirement benefits) provided for a reduction of 540 employees at the five plants, 120 people at plants that will remain open and 130 employees at ANC's administrative offices. Severance costs for employees covered by collective bargaining agreements were determined based on the terms of the agreements. Severance costs for salaried and hourly employees not covered by a collective bargaining agreement were determined by the existing ANC severance plan.

The impairment charge for property and equipment represents the writedown to fair value of property and equipment to be disposed of or scrapped and the recognition of impairment losses for assets to be used up to the plant closing date for plants to be closed. The fair value of such depreciable assets that remain in use are depreciated over the assets' remaining useful life.

Cash payments during 1996 related primarily to benefits paid to terminated employees of the closed Danbury, CT, Gateway and St. Louis, MO, plants that had been provided for in 1994. Payments also included amounts for corporate employee severance and rental charges for vacated space. Non-cash transfers related primarily to (a) the transfer of enhanced pension benefit amounts based upon final actuarial determinations to the separately classified pension liability account and (b) the writedown of plant and equipment to fair value.

American National Can Group, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------




The activity in the restructuring reserve for the year ended December 31, 1997 was as follows:


                                                                                              Utilized
                                                                                     ---------------------------
                                                                    Net
                            Beginning   Charge to    Credit to     Charge       Cash                    Ending
                             Balance     Income        Income     (Credit)    Payments    Non-cash      Balance
                           ----------- -----------  -----------  ----------  ----------- -----------  ----------

Employee termination
  and severance programs    $ 65,047     $   --       $   --       $   --     $(15,616)   $ (3,942)    $ 45,489
Lease termination costs       15,325         --           --           --         --          --         15,325
Environmental testing
  and remediation              5,000         --           --           --         --          --          5,000
Facility costs                24,029         --           --           --       (5,704)       --         18,325
Equipment dismantle and
   disposal costs              7,779         --           --           --       (1,233)       --          6,546
Other exit costs               1,246         --           --           --         --          --          1,246
Non-cash asset
   write-downs                  --         10,924         --         10,924       --       (10,924)        --
                            --------     --------     --------     --------   --------    --------     --------
                            $118,426     $ 10,924     $   --       $ 10,924   $(22,553)   $(14,866)    $ 91,931
                            ========     ========     ========     ========   ========    ========     ========

In 1997, the charge of $10,924 for restructuring and writedown of property and equipment included a $10,000 impairment loss related to ANC's operations in China.

Cash payments for 1997 relate to the shutdown of the San Juan, Puerto Rico plant effective May , 1997 and continuing payments related to previously closed plants. The non-cash impairment relates to the aforementioned writedown of property, plant and equipment.

In May 1997, the San Juan, Puerto Rico facility was shutdown. In the fourth quarter of 1997, ANC made a decision to defer to 2000 the shutdown of the remaining two plants originally scheduled for shutdown in 1997. These two plants primarily produce special-sized cans under contracts that are scheduled to expire in 2000. ANC's shutdown plan for one of the two plants originally contemplated certain capital investments to be made to expand another plant to allow for the transfer of production of the special-sized cans. A decision was made in 1997 to not make the necessary capital investment and to continue to operate the plant. The Company's plan for the second plant was to negotiate an early termination of the contract or to make alternative supply arrangements. In 1997, ANC made a decision to continue to operate the plants at approximately 50% of capacity incurring cash losses which are recorded as incurred.

American National Can Holdings, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------




The activity in the restructuring reserve for the year ended December 31, 1998 was as follows:


                                                                                              Utilized
                                                                                     --------------------------
                                                                           Net
                              Beginning     Charge to     Credit to      Charge          Cash                       Ending
                               Balance       Income        Income       (Credit)       Payments      Non-cash      Balance
                            ------------- ------------- ------------- -------------  ------------  ------------  ------------
Employee termination
   and severance programs     $ 45,489     $ 22,610      $(18,496)     $  4,114      $ (9,556)     $ (4,610)     $ 35,437

Lease termination costs         15,325        5,606        (7,293)       (1,687)         (289)         --          13,349
Environmental testing
   and remediation               5,000          200          --             200          --            --           5,200
Facility costs                  18,325        3,184        (2,852)          332        (1,793)         --          16,864
Equipment dismantle
   and disposal costs            6,546          965        (4,950)       (3,985)         (421)         --           2,140
Other exit costs                 1,246           --           (37)          (37)         --            --           1,209
Non-cash asset
   write-downs                     --        10,781       (12,155)       (1,374)         --           1,374           --
                              --------     --------      --------      --------      --------      --------      --------
                              $ 91,931     $ 43,346      $(45,783)     $ (2,437)     $(12,059)     $ (3,236)     $ 74,199
                              ========     ========      ========      ========      ========      ========      ========

In 1998, management, based on a large customer's decision to reduce its purchases in various geographic markets and on studies by outside consultants of market demographics, decided not to close a plant provided for in 1996 which at that time was expected to be closed in 1998, but rather to temporarily curtail several lines in our facilities. As a result, the revenue of $17,118 previously established for employee termination and severance programs, leave terminated costs, facility costs and other exit costs related to this plant was restored to income. A further restoration of $28,665 related to adjustments to the restructuring reserve for changes in estimates of the number of employees to be terminated at plants shutdown or to be shutdown, and higher-than-expected proceeds on the sale of several plant sites.

In connection with the 1998 decision to not close the previously identified plant and in response to the continuing oversupply of can production capacity, in 1998 management decided to close a different plant in late 1999. Accordingly, a charge of $24,846 was recorded in 1998 to cover the costs of the new plant closure. The plant closure costs cover severance and other employee related costs to provide for the reduction of 115 employees and to writedown property and equipment to fair value. In addition, a charge of $14,100 was recorded in 1998 for severance costs for approximately 150 plant, sales and administrative employees and an impairment charge of $4,400 was recorded relating to lease termination costs and equipment write offs for permanently idle equipment.

Expected cash payments for restructuring costs in future periods, exclusive of pension liabilities, are as follows:

         1999                                 $23,640
         2000                                  12,783
         2001                                  11,891
         2002                                   5,989
         2003                                   1,100
         2004 and beyond                       14,978

American National Can Holdings, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------




NOTE 16 - SEGMENT AND RELATED INFORMATION

In 1998, ANC adopted SFAS No. 131 - "Disclosures about Segments of an Enterprise and Related Information" (Note 1) and reflected its provisions retroactively in these combined financial statements. SFAS No. 131 establishes standards for reporting information about operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. ANC's continuing operations, consisting of its worldwide beverage can business, comprise one reportable segment.

Following are net sales and long-lived asset information by geographic area.


                                        Year ended December 31
                                        ----------------------
                                1996             1997           1998
                                ----             ----           ----
Net sales
  United States               $1,573,882     $1,504,427     $1,453,992
  United Kingdom                 383,810        374,654        369,316
  Others                         562,598        585,937        635,541
                              ----------     ----------     ----------
                              $2,520,290     $2,465,018     $2,458,849
                              ==========     ----------     ----------

Long-lived assets
  Continuing operations
          United States       $1,074,947     $1,054,393     $  999,151
          Others               1,153,122      1,091,927      1,061,261
  Discontinued operations        776,320        758,023        776,324
                              ----------     ----------     ----------

                              $3,004,389     $2,904,343     $2,836,736
                              ==========     ----------     ----------


Net sales are based on the country in which the legal subsidiary is domiciled.


NOTE 17 - CONCENTRATIONS OF RISK

One of the principal raw materials used in ANC's production process is aluminum. Currently, we generally limit our exposure to the fluctuations in the market price of aluminum by matching its contracts to supply cans to its customers with aluminum forward purchase supply contracts with similar terms.

ANC had sales in excess of 10% of net sales from continuing operations to one customer amounting to approximately $1,010,614, $1,048,168 and $1,253,200 for the years ended December 31, 1996, 1997 and 1998, respectively.


NOTE 18 - COMMITMENTS AND CONTINGENCIES

In 1993, Viskase Corporation ("Viskase") brought a patent infringement lawsuit against ANCC alleging infringements related to patents held by Viskase, a unit of Envirodyne Industries, Inc., for heat shrinkable meat bags utilized in the Plastics business. In November 1996, a federal court jury in Chicago, Illinois awarded Viskase $102,385 in damages and found willful infringement. Based on the facts and circumstances, ANCC

American National Can Holdings, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------




recorded a charge to expense of $103,768 in 1996 which represented the amount of the damages awarded as well as certain out-of-pocket costs. This was recorded in discontinued operations in the accompanying combined statement of income and in other payables and accrued liabilities of the continuing business in the combined balance sheet. Pechiney Plastics has agreed to indemnify ANC on a net of tax basis for any payments we may be required to make with respect to these proceedings. Pechiney has agreed to guarantee this obligation of Pechiney Plastics.

In September 1997, the court granted ANCC's motion for a new trial on liability as to part of the case and ordered a new trial on damages. In August 1998, the trial judge granted Viskase's motion for summary judgment on the doctrine of equivalents. Viskase has moved for the damage award to be reinstated, and ANCC has opposed that motion. No ruling has been made. In addition, ANCC has requested the U.S. Patent and Trademark Office (known as the "PTO") to re-examine the claims of two of the patents that Viskase alleged ANCC infringed. In March 1999, a PTO Examiner issued an Office Action that re-examined and rejected claims of one of the two patents, but the Office Action is not final. Concerning the second patent, the PTO has also issued an Office Action rejecting the Viskase claims, but the PTO recently granted Viskase's petition to change the inventorship of the patent. Additional proceedings are ongoing. In view of the uncertainties related to this matter, no adjustments have been made to the reserve in 1998 and 1997, other than payments for certain out-of-pocket costs.

In addition to the above matter, the Company and its subsidiaries are involved in various other legal and administrative proceedings which have arisen in the ordinary course of business. While any litigation contains an element of uncertainty, ANC believes that the outcome of such proceedings will not have a material adverse effect on ANC's combined financial position.

ANC has two agreements to purchase certain information technology services through September 2002. Total commitments under the agreements approximated $31,200 as of December 31, 1998.

ANC is contingently liable with respect to guarantees of indebtedness of other companies in the amount of $26,555 at December 31, 1998.

American National Can Holdings, Inc.
Notes to Combined Financial Statements
(In thousands of U.S. dollars)
--------------------------------------------------------------------------------



NOTE 19 - RELATED PARTY TRANSACTIONS

Significant transactions and balances with Pechiney and its affiliates, other than those presented on the face of the combined balance sheets or described elsewhere in the notes to the combined financial statements, included the following:



                                                     Year ended December 31
                                                     ----------------------
                                                 1996         1997      1998
                                                 ----         ----      ----
Sales                                         $  7,651     $    804  $  5,474
Purchases                                      249,535      151,420   165,794
Selling, general and administrative expenses       856        2,128       577
Charges from Pechiney for research and
        development expenses                     5,178        5,283     4,039

                                                               December 31,
                                                           -------------------
                                                              1997      1998
                                                           ---------   -------
Receivables                                                  10,626     7,447
Noncurrent assets                                             3,000       187
Accounts payable                                             23,915    18,985
Other payables and accrued expenses                           6,406     7,535

                                     [Logo]

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.   Other Expenses of Issuance and Distribution.

         An itemized statement of the estimated amount of all expenses in connection with the distribution of the Securities registered hereby is as follows:

   Securities and Exchange Commission Registration Fee................     $  *
   New York Stock Exchange Listing Fee................................        *
   National Association of Securities Dealers, Inc. Filing Fee........        *
   Transfer Agent and Registration Fee................................        *
   Printing Expenses..................................................        *
   Legal Fees and Expenses............................................        *
   Accounting Fees and Expenses.......................................        *
   Miscellaneous......................................................        *
                                                                           ----
   Total..............................................................        *
                                                                           ====
---------------------
*        To be supplied by amendment.

Item 14.       Indemnification of Directors and Officers.

         Section 145 of the Delaware General Corporation Law ("DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgement in its favor, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omission not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to liability for unlawful payment of dividends and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

         The Company's Certificate of Incorporation provides that the Company's directors shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL as it existed on the date of, or is or has been amended from time to time after, the filing of the Certificate of Incorporation. The Certificate of Incorporation and the Company's By-Laws further provide that the Company shall indemnify its directors and officers to the fullest extent permitted by the DGCL.

Item 15. Recent Sales of Unregistered Securities.

         In connection with the formation of the Company and the reorganization of Pechiney's packaging operations, American National Can Group, Inc., will issue shares to Pechiney. The consideration for this issuance will be the transfer to the Company by Pechiney of all its beverage can operations.

         In the foregoing transaction, the securities were offered and sold pursuant to section 4(2) of the Securities Act of 1933, as amended. No underwriting discounts or commissions will be paid in connection with such transaction.


Item 16. Exhibits and Financial Data Schedule.

(a)      Exhibits

1        Form of Underwriting Agreement.*
3.1      Certificate of Incorporation of the Registrant.
3.2      By-Laws of the Registrant.
4.       Specimen of stock certificate for the common stock of the Company.*
5.1 Opinion of Shearman & Sterling as to the legality of the securities being offered.
8.1 Opinion of Shearman & Sterling with respect to certain U.S. Federal income tax matters.*
10.1 Aluminum Purchase/Sales Supply Agreement between American National Can Company and Alcan Rolled Products Company (confidential treatment of certain portions requested).
10.2 Aluminum Purchase Agreement between American National Can Company and Aluminum Company of America (confidential treatment of certain portions requested).
10.3 Can Supply Agreement between American National Can Company and Coca-Cola Enterprises Inc. (confidential treatment of certain portions requested).
10.4 Form of Shared Services Agreement between the Registrant, Pechiney Metals Co. and Pechiney Plastic Packaging, Inc.*
10.5     Form of Services Agreement with Pechiney Plastic Packaging, Inc.*

10.6     Form of Transitional Services Agreement with Pechiney.*
10.7 Form of Foreign Currency Forward Sale Agreements and Foreign Currency Forward Purchase Agreements with Pechiney.*
10.8     American National Can Company Long-Term Incentive Plan.*
10.9     American National Can Group Incentive Compensation Plan.*
10.10    American National Can Group Directors Stock Option Plan.*
10.11    American National Can Company Stock Compensation Conversion Plan.*
10.12    Employment Agreement dated            between American National Can
         Company and Jean-Pierre Rodier.*
10.13    Employment Agreement dated            between American National Can
         Company and Edward A. Lapekas.*
10.14    Employment Agreement dated            between American National Can
         Company and Michael D. Herdman.*
10.15    Employment Agreement dated            between American National Can
         Company and Alan H. Schumacher.*
10.16    Employment Agreement dated            between American National Can
         Company and Dennis R. Bankowski.*
10.17    Employment Agreement dated            between American National Can
         Company and Allan J. Bohner.*
10.18    Pechiney 1998 Stock Option Plan.*
21       Subsidiaries of the Registrant.*
23.1     Consent of  Shearman & Sterling (included in Exhibits 5.1 and 8.1).
23.2     Consent of PricewaterhouseCoopers LLP.
24 Powers of Attorney with respect to amendments to this Registration Statement are included on the signature page.
27       Financial Data Schedule
--------------------
*  To be filed by amendment


Item 17. Undertakings.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under "Item 14, Indemnification of Directors and Officers" above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned Registrant hereby undertakes that:

         (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois on April 21, 1999.

                                            American National Can Group, Inc.


                                            By: /s/ Jean-Pierre Rodier
                                                --------------------------------
                                                 Jean-Pierre Rodier
                                                 Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated on April 21, 1999. In addition, each of the undersigned hereby constitutes and appoints Jean-Pierre Rodier, Edward A. Lapekas and Jean-Dominique Senard, jointly and severally, his attorneys-in-fact, each with power of substitution, in his name and in the capacity indicated below, to sign any and all further amendments (including post-effective amendments) to the registration statement, and any registration statement filed under Rule 462(b) with respect to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.


Signature                              Title
---------                              -----

/s/ Jean-Pierre Rodier
--------------------------             Chairman of the Board and Chief Executive
Jean-Pierre Rodier                     Officer

/s/ Edward A. Lapekas
--------------------------             President and Chief Operating Officer
Edward A. Lapekas

/s/ Alan H. Schumacher
--------------------------             Senior Vice President and Chief Financial
Alan H. Schumacher                     Officer

/s/ John. G. LaBahn
--------------------------             Vice President, Controller and Chief
John G. LaBahn                         Accounting Officer

/s/ Christel Bories
--------------------------             Director
Christel Bories

/s/ Frank W. Considine
--------------------------             Director
Frank W. Considine

/s/ Ronald J. Gidwitz
--------------------------             Director
Ronald J. Gidwitz

/s/ George D. Kennedy
--------------------------             Director
George D. Kennedy

/s/ Homer J. Livingston, Jr.
--------------------------             Director
Homer J. Livingston, Jr.

/s/ Roland H. Meyer, Jr.
--------------------------             Director
Roland H. Meyer, Jr.


--------------------------             Director
James J. O'Connor


--------------------------             Director
Alain Pasquier

/s/ Jean-Dominique Senard
--------------------------             Director
Jean-Dominique Senard

/s/ James R. Thompson
--------------------------             Director
James R. Thompson

/s/ Jack H. Turner
--------------------------             Director
Jack H. Turner

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 ---------------



                                    EXHIBITS



                                   FILED WITH



                                    FORM S-1



                             REGISTRATION STATEMENT



                                      UNDER



                           THE SECURITIES ACT OF 1933



                                 ---------------



                      American National Can Group, Inc.


             (Exact name of registrant as specified in its charter)

                                    Delaware
                          (State or other jurisdiction
                        of incorporation or organization)

                                INDEX TO EXHIBITS


                                                                                       Sequential
Exhibits                                                                               Page Number
--------                                                                              -------------
 1        Form of Underwriting Agreement*..................................................
 3.1      Certificate of Incorporation of the Registrant ..................................
 3.2      By-Laws of the Registrant........................................................
 4        Specimen of stock certificate for the common stock of the Company*...............
 5.1      Opinion of Shearman & Sterling as to the legality of the securities being offered..........................................................................
 8.1      Opinion of Shearman & Sterling with respect to certain U.S. federal income tax matters*..............................................................
 10.1     Aluminum Purchase/Sales Supply Agreement between American National Can
          Company and Alcan Rolled Products Company (confidential treatment of certain portions requested)..............................................................
 10.2     Aluminum Purchase Agreement between American National Can Company and
          Aluminum Company of America (confidential treatment of certain portions requested).......................................................................
 10.3     Can Supply Agreement between American National Can Company and
          Coca-Cola Enterprises Inc. (confidential treatment of certain portions requested)
 10.4     Form of Shared Services Agreement between the Registrant, Pechiney Metals
          Co. and Pechiney Plastic Packaging, Inc.*........................................
 10.5     Form of Services Agreement with Pechiney Plastic Packaging, Inc.*................
 10.6     Form of Transitional Services Agreement with Pechiney.*
 10.7     Form of Foreign Currency Forward Sale Agreements and Foreign Currency
          Forward Purchase Agreements with Pechiney.*......................................
 10.8     American National Can Company Long-Term Incentive Plan*..........................
 10.9     American National Can Group Incentive Compensation Plan*.........................
 10.10    American National Can Group Directors Stock Option Plan*.........................
 10.11    American National Can Company Stock Compensation Conversion Plan*................
 10.12    Employment Agreement dated            between American National Can
          Company and Jean-Pierre Rodier*..................................................
 10.13    Employment Agreement dated            between American National Can
          Company and Edward A. Lapekas*...................................................
 10.14    Employment Agreement dated            between American National Can
          Company and Michael D. Herdman*..................................................
 10.15    Employment Agreement dated            between American National Can
          Company and Alan H. Schumacher*..................................................
 10.16    Employment Agreement dated            between American National Can
          Company and Dennis R. Bankowski*.................................................
 10.17    Employment Agreement dated            between American National Can
          Company and Allan J. Bohner*.....................................................
 10.18    Pechiney 1998 Stock Option Plan*
 21       Subsidiaries of the Registrant*..................................................
 23.1     Consent of Shearman & Sterling (included in Exhibits 5.1 and 8.1)................
 23.2     Consent of PricewaterhouseCoopers LLP............................................
 24       Powers of Attorney with respect to amendments to this Registration Statement are included on the signature page
 27       Financial Data Schedule
--------------------
*  To be filed by amendment.
